Filed Pursuant to Rule 424(b)(4)
Registration File No. 333-193233

Prospectus

5,000,000 Shares

Common Stock

Flexion Therapeutics, Inc.

February 11, 2014

This is the initial public offering of our common stock. The initial public offering price is $13.00 per share of common stock.

We have granted the underwriters an option to purchase up to 750,000 additional shares of common stock to cover over-allotments.

Our common stock has been approved for listing on The Nasdaq Global Market under the symbol “FLXN.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we have elected to take advantage of certain reduced reporting requirements for this prospectus and may elect to comply with certain reduced public company reporting requirements for future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$13.00	$65,000,000
Underwriting Discount(1)	$0.91	$4,550,000
Proceeds to Flexion (before expenses)	$12.09	$60,450,000
(1)	We refer you to “Underwriting” beginning on page 140 for additional information regarding underwriting compensation.

Certain of our existing stockholders have agreed to purchase an aggregate of $16.0 million in shares of our common stock in this offering at the initial public offering price.

The underwriters expect to deliver the shares to purchasers on or about February 18, 2014 through the book-entry facilities of The Depository Trust Company.

BMO Capital Markets	•	Wells Fargo Securities

Needham & Company	•	Janney Montgomery Scott

We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and our consolidated financial statements and the related notes, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Flexion Therapeutics,” “we,” “us” and “our” refer to Flexion Therapeutics, Inc.

Overview

We are a specialty pharmaceutical company focused on the development and commercialization of novel, long-acting, injectable pain therapies. We are targeting anti-inflammatory and analgesic therapies for the treatment of patients with musculoskeletal conditions, beginning with osteoarthritis, a type of degenerative arthritis, referred to as OA. Our broad and diversified portfolio of small molecule product candidates addresses the OA pain treatment spectrum, from moderate to severe pain, and provides us with multiple unique opportunities to achieve our goal of commercializing novel, patient-focused pain therapies.

Our lead product candidate, FX006, is a first-in-class injectable intra-articular, meaning “in the joint,” sustained-release treatment for patients with moderate to severe OA pain. FX006 combines a commonly administered steroid, triamcinolone acetonide, with poly lactic-co-glycolic acid to provide sustained therapeutic concentrations in the joint and persistent analgesic effect. In a completed Phase 2b dose-ranging clinical trial, FX006 has demonstrated clinically meaningful and significantly better pain relief compared to the current injectable standard of care. Before pursuing Phase 3 clinical development, we expect to initiate a confirmatory Phase 2b clinical trial in the second quarter of 2014 to further identify a safe and well-tolerated dose of FX006 that demonstrates superior pain relief to placebo. We are also currently conducting a synovial fluid pharmacokinetic clinical trial to measure the duration that FX006 remains in the joint, which will inform us on the dosing regimen for a planned repeat dose safety clinical trial to assess when repeat dosing of FX006 can be safely administered.

We are developing two additional product candidates, FX007 for post-operative pain and FX005 to treat end-stage OA patients. FX007 is a locally administered TrkA receptor antagonist for persistent relief of post-operative pain, including in patients who have received total joint replacement, also referred to as total joint arthroplasty, or TJA. We plan to file an Investigational New Drug application for FX007 in the first half of 2014. FX005 is an intra-articular, sustained-release p38 MAP kinase inhibitor which has both analgesic and anti-inflammatory effects, and has successfully completed a placebo-controlled Phase 2a proof of concept clinical trial demonstrating significant pain relief in OA patients.

We have worldwide commercialization rights to all of our product candidates. We intend to market our products in the United States through our own sales force that will target specialty physicians, including orthopedists and rheumatologists. Outside of the United States, we are exploring selective partnerships with third parties for the development and commercialization of our product candidates.

Osteoarthritis Overview

OA is a type of degenerative arthritis that is caused by the progressive breakdown and eventual loss of the cartilage in one or more joints. OA is the most common joint disease, affecting 27 million Americans, with the number of patients expected to grow as a result of aging, obesity and sports injuries. Recent data suggest that OA accounts for over $185 billion of annual healthcare expenditures in the United States, which does not include loss of productivity costs. As the disease progresses, it becomes increasingly painful and debilitating, culminating, in many cases, in the need for TJA. Current therapies for OA are suboptimal. Because there is no cure for the disease, controlling pain and delaying surgery are the primary goals for any treatment regimen.

The Flexion Portfolio

FX006—Front Line IA Therapy for Patients with OA. Our most advanced product candidate, FX006, is a steroid, triamcinolone acetonide, or TCA, formulated for sustained-release, delivered via intra-articular, or IA, injection and designed to treat moderate to severe OA pain. FX006 combines commonly administered TCA with poly lactic-co-glycolic acid, referred to as PLGA, the cornerstone of our injectable IA sustained-release technology. Current IA therapies, including steroids and hyaluronic acid, or HA, preparations, are generally well-tolerated but provide pain relief that is insufficient or inadequate in duration. HA is a large molecule that naturally exists in the human body and acts as a lubricant in joints. All IA therapies approved for OA are immediate-release drugs, which leave the joint within hours to days and are absorbed systemically, which may result in undesirable side effects. For example, IA immediate-release steroid injections are associated with elevation of blood glucose in diabetics, which can be of clinical concern. Although IA steroids demonstrate large initial analgesic effects relative to other therapies, pain relief typically wanes after several weeks. Moreover, IA HA therapies are only marginally more effective than placebo and have no consistent effect on a patient’s ability to carry out their daily activities. In contrast, our injectable IA sustained-release technology maintains persistent therapeutic concentrations of steroid in the joint, while minimizing systemic exposure to the drug. We believe this yields a superior safety profile as demonstrated by the lack of any drug-related serious adverse effects as shown in our completed FX006 Phase 2 clinical trials.

To date, two clinical trials have been conducted to test FX006 against immediate-release TCA injection. A total of 252 patients were enrolled in these two clinical trials, of which 196 patients received FX006 and 56 patients received immediate-release TCA. In a completed Phase 2b dose-ranging clinical trial of patients with knee OA, FX006 demonstrated clinically meaningful and significantly better pain relief and functional status compared to the same dose of commercially available immediate-release TCA, and thereby may have the potential to become the front line IA therapy of choice.

FX007—Therapy for Post-Operative Pain. FX007 is a small molecule TrkA receptor antagonist that is in development for the persistent relief of post-operative pain administered at the time of surgery via local wound administration. TrkA is the receptor for nerve growth factor, commonly known as NGF, a small peptide that is released following tissue injury. Because systemically administered monoclonal anti-NGF antibodies have demonstrated substantial pain relief in OA and other conditions, we believe that interrupting this pathway with a TrkA antagonist will produce a similarly substantial analgesic effect. In preclinical pharmacology studies, FX007 has demonstrated high affinity for the TrkA receptor, resulting in analgesic effects in OA and post-operative pain. Persistent and systemic blockade of NGF with monoclonal antibodies has been associated with rapidly progressive OA requiring TJA. To avoid this, FX007 is being developed for acute, local administration.

FX005—IA Therapy for Patients with End-Stage OA. FX005 is a p38 MAP, or mitogen-activated protein, kinase inhibitor formulated with PLGA for sustained-release delivered via IA injection, which has both analgesic and anti-inflammatory effects. FX005 is intended to treat patients with end-stage OA, particularly those patients awaiting TJA, as an alternative to opioids. Opioids have numerous systemic side effects, such as respiratory depression, hypotension and constipation, cause a higher incidence of falls and fractures in older OA patients, and are increasingly associated with deaths from unintentional overdose.

FX005 has shown the potential to provide durable pain relief while avoiding systemic side effects. FX005 completed a placebo-controlled Phase 2a clinical trial in 70 patients. This trial demonstrated significant effects for three months on both pain and function, effects that increased substantially in a sub-population of patients with higher baseline pain scores. Given recent toxicology findings, continued clinical development of FX005, if any, will involve doses lower than those used in the Phase 2a clinical trial.

Our Proprietary Sustained-Release Technology

Our sustained-release technology allows us to embed pharmaceuticals in PLGA microspheres for administration of FX006 and FX005. PLGA is a polymer that is metabolized in the body to carbon dioxide and water and has been used in approved sustained delivery drug products and surgical devices. As the PLGA portion of the microspheres dissolve, the embedded drug is slowly released from the polymer-drug matrix. The physical properties of the polymer-drug matrix can be varied to achieve specified drug loads and release rates. The FX005 and FX006 microsphere PLGA formulations have gone through numerous iterations and have been optimized to deliver the drug substance with a controlled diffusion of drug over an extended period of time. We believe we are the first company to administer PLGA microspheres into a human joint. We protect our technology through a combination of patents, trade secrets and proprietary know-how, and we intend to seek marketing exclusivity for any approved products.

Our Strategy

Our goal is to cost-effectively develop and commercialize novel therapies that will provide safe, substantial and sustained analgesia, or pain relief. The principal elements of our strategy to accomplish this goal are the following:

•

Focus on novel product candidates that provide long-lasting analgesia locally while avoiding systemic side effects.    We believe there is a significant unmet medical need for persistent, effective and safe OA pain relief that can be addressed by sustained-release injection therapies. We have therefore formulated our IA product candidates, FX006 and FX005, to achieve effective drug concentrations in the joint for months while avoiding significant plasma concentrations of drug that have been linked to systemic side effects. FX007 is being developed to treat post-operative pain. FX007’s low solubility characteristics should allow it to remain in the tissues for a sufficient period of time to effectively treat patients experiencing post-operative pain.

•

Mitigate development risk and expedite regulatory timeline to product approval.    We seek to mitigate development risk by selecting product candidates with validated mechanisms of action. For FX006 and FX005, our sustained-release technology employs PLGA, which is already used in approved sustained-release drug products outside of OA and in approved surgical devices. We believe that for FX006, specifically, the Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act registration pathway is an expeditious, cost-effective means to seek product approval, as well as to expand indications for our product candidates.

•

Target multiple points in the OA pain treatment spectrum.    To maximize the likelihood of bringing products to market successfully, each of our three product candidates targets a unique mechanism for achieving analgesia and/or anti-inflammatory effects and addresses different elements of the OA treatment continuum.

•

Retain commercial rights in the United States and selectively partner outside of the United States.    We believe that we can cost-effectively commercialize our product candidates, if approved, with our own specialty sales and marketing organization in the United States, and thereby retain more of the commercial value of these product candidates. Outside of the United States, we are exploring selective partnerships with third parties for the development and commercialization of our product candidates.

•

Leverage our management team’s expertise to develop and commercialize our product portfolio.    Our co-founders, Dr. Clayman and Dr. Bodick, have significant capability, developed during their combined 35 years at Eli Lilly and Company, in both rapidly progressing new drugs to meaningful clinical proof of concept and in conducting successful pivotal registration programs. Our senior management team includes members who are highly capable in the design and implementation of efficient and effective drug development programs and who have experience building sales forces and bringing new therapies to market.

Risk Factors

Our business is subject to many risks and uncertainties of which you should be aware before you decide to invest in our common stock. These risks are discussed more fully under “Risk Factors” in this prospectus. Some of these risks include:

•

we have incurred significant losses since our inception resulting in an accumulated deficit of $62.5 million as of September 30, 2013, and we expect to incur substantial losses for the foreseeable future and may never achieve or maintain profitability;

•	we have not generated any revenue from, or received regulatory approval for, any of our product candidates;

•

we are a development stage company and will require additional capital beyond this offering, including prior to completing Phase 3 development of, filing for regulatory approval for, or commercializing, FX006 or any of our other product candidates;

•

we have never conducted a pivotal clinical trial for FX006 or any of our other product candidates and may be unable to successfully complete the development of, obtain regulatory approval for, or commercialize any of our product candidates;

•	we rely on third parties to manufacture and conduct the clinical trials of our product candidates, which could delay or limit their future development or regulatory approval;

•	we currently do not have the infrastructure to commercialize any of our product candidates if such products receive regulatory approval; and

•	we may be unable to adequately maintain and protect our proprietary intellectual property assets, which could impair our commercial opportunities.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no requirement that we solicit non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Also, we have irrevocably elected to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate and Other Information

We were incorporated in Delaware in November 2007. Our principal executive offices are located at 10 Mall Road, Suite 301, Burlington, Massachusetts 01803, and our telephone number is (781) 305-7777. Our corporate website address is www.flexiontherapeutics.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The Offering

Common stock offered by us	5,000,000 shares

Common stock to be outstanding after this offering	14,746,147 shares

Over-allotment option	750,000 shares

Use of proceeds	We intend to use the net proceeds from this offering for development expenses, working capital and other general corporate purposes. See “Use of Proceeds” for more information.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Nasdaq Global Market symbol	“FLXN”

The number of shares of our common stock to be outstanding after this offering is based on 9,746,147 shares of common stock outstanding as of January 15, 2014, after giving effect to the conversion of our outstanding convertible preferred stock into 8,952,057 shares of common stock in connection with the closing of this offering, and excludes:

•	834,983 shares of common stock issuable upon the exercise of outstanding stock options as of January 15, 2014, at a weighted average exercise price of $2.99 per share;

•

1,502,633 shares of common stock reserved for future issuance under our 2013 equity incentive plan, or the 2013 plan (including 272,621 shares of common stock reserved for issuance under our previously existing 2009 equity incentive plan, or the 2009 pre-IPO plan, which shares will be added to the shares reserved under the 2013 plan upon its effectiveness); and

•	209,102 shares of common stock reserved for future issuance under our 2013 employee stock purchase plan, or the 2013 purchase plan.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	the conversion of all our outstanding convertible preferred stock into an aggregate of 8,952,057 shares of common stock in connection with the closing of this offering;

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their over-allotment option to purchase up to an additional 750,000 shares of our common stock;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•

a one-for-8.13 reverse stock split of our common stock and a proportional adjustment to the existing conversion ratio of each series of our convertible preferred stock, which became effective on January 27, 2014.

Certain of our existing stockholders have agreed to purchase an aggregate of $16.0 million in shares of our common stock in this offering at the initial public offering price.

Summary Financial Data

The following table summarizes certain of our financial data. We derived the summary statement of operations data for the years ended December 31, 2012 and 2011 from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary statement of operations data for the nine months ended September 30, 2013 and 2012 and the summary balance sheet data as of September 30, 2013 were derived from our unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The unaudited financial data, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements and related notes included elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial information as of and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year. The summary financial data should be read together with our consolidated financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,		Cumulative Period from Inception (November 5, 2007) to September 30, 2013
	2012	2011	2013	2012
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—	$—
Operating expenses:
Research and development	11,065	8,241	8,825	8,064	40,058
General and administrative	3,947	3,047	5,363	2,842	22,285

Total operating expenses	15,012	11,288	14,188	10,906	62,343

Loss from operations	(15,012)	(11,288)	(14,188)	(10,906)	(62,343)

Other income (expense):
Interest income	194	173	219	147	761
Interest expense	—	—	(335)	—	(546)
Other income (expense), net	(164)	(332)	(192)	(126)	(345)

Total other income (expense)	30	(159)	(308)	21	(130)

Net loss	$(14,982)	$(11,447)	$(14,496)	$(10,885)	$(62,473)

Net loss attributable to common stockholders	$(14,982)	$(11,447)	$(14,496)	$(10,885)	$(62,473)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(27.58)	$(23.26)	$(18.37)	$(20.53)

Weighted average common shares outstanding, basic and diluted(1)	543	492	789	530

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)	$(2.04)		$(1.49)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(2)	7,344		9,741

	As of September 30, 2013
	Actual	Pro Forma(3)	Pro Forma As Adjusted(4)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$21,002	$21,002	$79,306
Working capital(5)	17,037	17,037	75,287
Total assets .	22,972	22,972	79,976
Total debt(6)	5,035	5,035	5,035
Convertible preferred stock	74,806	—	—
Total stockholders’ equity (deficit)	(61,247)	13,559	71,809

(1)	See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.
(2)	The calculations for the unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, assume the conversion of all of our outstanding shares of convertible preferred stock into shares of our common stock, as if the conversion had occurred on January 1, 2012, or the issuance date, if later. See Note 13 to our consolidated financial statements appearing elsewhere in this prospectus.
(3)	Pro forma balance sheet data give effect to the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 8,952,057 shares of our common stock upon the closing of this offering.
(4)	Pro forma as adjusted balance sheet data give effect to the pro forma balance sheet data adjustments described in footnote (3) above as well as the sale of 5,000,000 shares of our common stock in this offering at the initial public offering price of $13.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
(5)	We define working capital as current assets less current liabilities.
(6)	Total debt includes the current and long-term portion of our debt.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Condition and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We are a development stage company with limited operating history. To date, we have focused primarily on developing our lead product candidate, FX006. We have two additional product candidates, FX007 and FX005. All of our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We have incurred significant net losses in each year since our inception, including net losses of $15.0 million and $11.4 million for fiscal years 2012 and 2011, respectively. As of September 30, 2013, we had an accumulated deficit of $62.5 million.

We have devoted most of our financial resources to product development, including our non-clinical development activities and clinical trials. To date, we have financed our operations exclusively through the sale of equity securities and debt. The size of our future net losses will depend, in part, on the rate of future expenditures and our ability to generate revenue. To date, none of our product candidates have been commercialized, and if our product candidates are not successfully developed or commercialized, or if revenue is insufficient following marketing approval, we will not achieve profitability and our business may fail. Even if we successfully obtain regulatory approval to market our product candidates in the United States, our revenue is also dependent upon the size of the markets outside of the United States, as well as our ability to obtain market approval and achieve commercial success.

We expect to continue to incur substantial and increased expenses as we expand our development activities and advance our clinical programs, particularly with respect to our planned clinical development for FX006. We also expect an increase in our expenses associated with creating additional infrastructure to support operations as a public company. As a result of the foregoing, we expect to continue to incur significant and increasing losses and negative cash flows for the foreseeable future.

We have never generated any revenue and may never be profitable.

Our ability to generate revenue and achieve profitability depends on our ability, alone or with collaborators, to successfully complete the development of, obtain the necessary regulatory approvals for, and commercialize our product candidates. We do not anticipate generating revenue from sales of our product candidates for the foreseeable future, if ever. Our ability to generate future revenue from product sales depends heavily on our success in:

•	completing clinical development of FX006, as well as advancing clinical development of our other product candidates;

•	obtaining regulatory approval for FX006 as well as our other product candidates; and

•	launching and commercializing any product candidates for which we receive regulatory approval, either by building our own targeted sales force or by collaborating with third parties.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of increased expenses, when, or if, we will begin to generate revenue from product sales, or when, or if, we will be able to achieve or maintain profitability. In addition, our expenses could increase beyond expectations if we are required by the FDA to perform studies in addition to those that we currently anticipate.

Even if one or more of our product candidates is approved for commercial sale, to the extent we do not engage a third party collaborator, we anticipate incurring significant costs associated with commercializing any approved product candidate. Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

If we fail to obtain additional financing, we would be forced to delay, reduce or eliminate our product development programs.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our development expenses to substantially increase in connection with our ongoing activities, particularly as we advance our clinical programs, including our planned and future clinical trials for FX006.

We estimate that the net proceeds from this offering will be approximately $58.3 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. As of September 30, 2013, we had cash, cash equivalents and marketable securities of $21.0 million and working capital of $17.0 million. Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital requirements at least into late 2015, including through the completion of our on-going FX006 synovial fluid pharmacokinetic clinical trial and our planned FX006 confirmatory Phase 2b clinical trial, which we expect to initiate in the second quarter of 2014, and our planned FX007 proof of concept clinical trial, which we expect to initiate in the second half of 2014, as well as the initiation of a planned repeat dose safety clinical trial for FX006 and potential Phase 3 clinical development. Regardless of our expectations as to how long our net proceeds from this offering will fund our operations, changing circumstances beyond our control may cause us to consume capital more rapidly than we currently anticipate. For example, our clinical trials may encounter technical, enrollment or other difficulties that could increase our development costs more than we expect. In any event, we will require additional capital prior to completing Phase 3 development of, filing for regulatory approval for, or commercializing, FX006 or any of our other product candidates.

Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	significantly delay, scale back or discontinue the development or commercialization of our product candidates;

•	seek corporate partners for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available;

•	relinquish or license on unfavorable terms, our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves; or

•	significantly curtail, or cease, operations.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing development and commercialization efforts, which will have a material adverse effect on our business, operating results and prospects.

We may sell additional equity or debt securities to fund our operations, which may result in dilution to our stockholders and impose restrictions on our business.

In order to raise additional funds to support our operations, we may sell additional equity or debt securities, which could adversely impact our existing stockholders and new investors participating in this offering, as well as our business. The sale of additional equity or convertible debt securities would result in the issuance of additional shares of our capital stock and dilution to all of our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

Our credit and security agreement with MidCap Financial SBIC, LP, or MidCap, contains restrictions that limit our flexibility in operating our business. We may be required to make a prepayment or repay the outstanding indebtedness earlier than we expect under our credit and security agreement if a prepayment event or an event of default occurs, including a material adverse change with respect to us, which could have a materially adverse effect on our business.

In January 2013, we entered into a credit and security agreement with MidCap and drew down the full $5.0 million under the facility. The agreement contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur or assume certain debt;

•	merge or consolidate or acquire all or substantially all of the capital stock or property of another entity;

•	enter into any transaction or series of related transactions that would be deemed to result in a change in control of us under the terms of the agreement;

•	change the nature of our business;

•	change our organizational structure or type;

•	amend, modify or waive any of our organizational documents;

•	license, transfer or dispose of certain assets;

•	grant certain types of liens on our assets;

•	make certain investments;

•	pay cash dividends;

•	enter into material transactions with affiliates; and

•	amend or waive provisions of material agreements in certain manners.

The restrictive covenants of the agreement could cause us to be unable to pursue business opportunities that we or our stockholders may consider beneficial.

A breach of any of these covenants could result in an event of default under the agreement. An event of default will also occur if, among other things, a material adverse change in our business, operations or condition occurs, which could potentially include negative results in our planned clinical trials, or a material impairment of the prospect of our repayment of any portion of the amounts we owe under the agreement occurs. In the case of a continuing event of default under the agreement, MidCap could elect to declare all amounts outstanding to be immediately due and payable, proceed against the collateral in which we granted MidCap a security interest under the agreement, or otherwise exercise the rights of a secured creditor. Amounts outstanding under the agreement are secured by all of our existing and future assets, excluding intellectual property, which is subject to a negative pledge arrangement.

We may not have enough available cash or be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to repay our indebtedness at the time any such repayment is required. In such an event, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant to others rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Our business, financial condition and results of operations could be materially adversely affected as a result.

Risks Related to Clinical Development and Regulatory Approval

We are heavily dependent on the success of our lead product candidate FX006, which is in a later stage of development than our other product candidates. We cannot give any assurance that FX006 will successfully complete clinical development or receive regulatory approval, which is necessary before it can be commercialized.

Our business and future success is substantially dependent on our ability to successfully develop, obtain regulatory approval for, and successfully commercialize our lead product candidate FX006, for which we plan to initiate a confirmatory Phase 2b clinical trial in the second quarter of 2014 and a planned repeat dose safety clinical trial in the second half of 2014. Any delay or setback in the development of any of our product candidates, but particularly FX006, could adversely affect our business and cause our stock price to decline. Should our planned FX006 clinical development fail to be completed in a timely manner or at all, we may rely on our other product candidates, FX007 and FX005, which are at an earlier development stage and will require additional time and resources to obtain regulatory approval and proceed with commercialization. We cannot assure you that our planned clinical development for FX006 will be completed in a timely manner, or at all, or that we will be able to obtain approval for FX006 from the FDA or any foreign regulatory authority.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development. We have never conducted a pivotal clinical trial or submitted a New Drug Application, or NDA.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of subsequent clinical trials. In particular, the positive results generated in the completed FX006 Phase 2b dose-ranging clinical trial do not ensure that our planned confirmatory Phase 2b clinical trial will demonstrate similar results.

In our completed Phase 2b dose-ranging clinical trial, the 60 mg dose of FX006 unexpectedly showed inferior efficacy compared to the 40 mg dose. While we have investigated potential causes of this clinical outcome and believe we understand the basis for the performance of the 60 mg dose, we may not be correct. Therefore, we cannot guarantee that the underlying cause is unique to the 60 mg dose and will not impact the doses we intend to study in our planned confirmatory Phase 2b clinical trial, or will not otherwise result in regulatory delays or the need for additional studies prior to seeking or obtaining regulatory approval.

Although we have successfully conducted non-clinical toxicology studies with repeat doses of FX006, all of our clinical trials to date have been with single doses of FX006. We intend to study FX006 in a separate repeat dose safety clinical trial, and it is possible that we could observe unexpected outcomes with the repeat doses of FX006 that would harm our ability to seek or obtain regulatory approval or would limit the commercial potential of FX006, if approved.

Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Based upon negative or inconclusive results, we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval. Our future clinical trial results may not be successful.

If FX006 or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed. For example, if the results of our planned confirmatory Phase 2b or other clinical trials for FX006 demonstrate unexpected safety findings or do not achieve the primary efficacy endpoints, the prospects for approval of FX006 as well our stock price and our ability to create stockholder value would be materially and adversely affected.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any future clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates. If we are unable to bring any of our current or future product candidates to market, our ability to create long-term stockholder value will be limited.

If the FDA does not conclude that FX006 satisfies the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for FX006 under Section 505(b)(2) are not as we expect, the approval pathway for FX006 will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

We intend to seek FDA approval through the Section 505(b)(2) regulatory pathway for FX006. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act or Section 505(b)(2). Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference.

If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for FX006, and complications and risks associated with FX006, would likely substantially increase. We may need to obtain additional funding, which could result in significant dilution to the ownership interests of our then existing stockholders to the extent we issue equity securities or convertible debt. We cannot assure you that we would be able to obtain such additional financing on terms acceptable to us, if at all. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market faster than FX006, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that FX006 will receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2).

Delays in clinical trials are common and have many causes, and any delay could result in increased costs to us and jeopardize or delay our ability to obtain regulatory approval and commence product sales.

We may experience delays in clinical trials of our product candidates. We plan to initiate a confirmatory Phase 2b clinical trial of FX006 in the second quarter of 2014, and a proof of concept clinical trial of FX007 and a planned repeat dose safety clinical trial of FX006 in the second half of 2014. Our planned clinical trials may not begin on time, have an effective design, enroll a sufficient number of patients, or be completed on schedule, if at all. Our clinical trials can be delayed for a variety of reasons, including:

•	inability to raise funding necessary to initiate or continue a trial;

•	delays in obtaining regulatory approval to commence a trial;

•	delays in reaching agreement with the FDA on final trial design;

•	imposition of a clinical hold for safety reasons or following an inspection of our clinical trial operations or trial sites by the FDA or other regulatory authorities;

•	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

•	delays in obtaining required institutional review board approval at each site;

•	delays in recruiting suitable patients to participate in a trial;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical sites dropping out of a trial to the detriment of enrollment;

•	time required to add new clinical sites; or

•	delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials.

For example, our completed Phase 2b dose-ranging clinical trial for FX006 was subject to a clinical hold imposed by the FDA due to the observation of effects of PLGA microspheres on synovial tissue from FX006 injections. While we later resumed enrollment at non-U.S. sites and the clinical hold was eventually lifted without restriction by the FDA, the hold delayed our completion of the trial and resulted in additional expense.

If initiation or completion of our planned clinical trials are delayed for any of the above reasons or other reasons, our development costs may increase, our approval process could be delayed and our ability to commercialize and commence sales of our product candidates could be materially harmed, which could have a material adverse effect on our business.

Our product candidates may cause adverse events or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.

Adverse events, or AEs, caused by our product candidates or other potentially harmful characteristics of our product candidates could cause us, other reviewing entities, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval. For example, in rat toxicology studies with repeat doses of FX005, an abnormal decrease of cartilage cells and components of cartilage matrix was observed. Based on these findings, we conducted additional non-clinical studies involving different doses and/or dose frequencies for FX005 to guide further clinical development. While we have identified a lower dose of FX005 that avoids these toxicology issues, we will need to demonstrate that doses lower than those used in the Phase 2a clinical trial will be effective, or we may need to pursue further development of FX005 as a single-dose treatment, which could limit its overall market potential.

While no serious adverse events, or SAEs, related to study drug were observed in our completed Phase 2b dose-ranging clinical trial of FX006, the clinical trials conducted by us with our product candidates to date have generated some AEs related to the study drug. For example, although 17.6% of patients treated with immediate-

release TCA experienced AEs, 10.7% of FX006 patients were judged by their physicians to have an AE at least possibly related to study drug. The most commonly observed FX006 AEs were arthralgia (joint pain) and joint stiffness and were generally mild to moderate in severity. If drug-related SAEs are observed in any of our clinical trials, our ability to obtain regulatory approval for our product candidates may be adversely impacted.

Further, if any of our approved products cause serious or unexpected side effects after receiving market approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product or impose restrictions on its distribution in the form of a modified Risk Evaluation and Mitigation Strategy;

•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;

•	we may be required to change the way the product is administered or conduct additional clinical studies;

•	we could be sued and held liable for harm caused to patients; or

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing our product candidates.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For example, we cannot guarantee that our on-going synovial fluid pharmacokinetic trial or our planned confirmatory Phase 2b clinical trial for FX006 will be sufficient to allow subsequent Phase 3 development or that the FDA will not require additional or different clinical trials prior to initiating Phase 3 development of FX006. We have not obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design, scope or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•

the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•

the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may change significantly in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market FX006 or our other product candidates, which would harm our business, results of operations and prospects significantly.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could harm the commercial prospects for our product candidates. For example, we believe that, to the extent our clinical development of FX006 continues to focus on knee OA, any initial indication of FX006 would be limited to the treatment of knee OA, as opposed to the treatment of OA generally. If an initial indication is limited to knee OA, we would likely need to conduct additional clinical trials in order to market FX006 for other indications and expand its market potential.

We have not previously submitted an NDA or any similar drug approval filing to the FDA or any comparable foreign authority for any product candidate, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenue will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval. If the markets for patients or indications that we are targeting are not as significant as we estimate, we may not generate significant revenue from sales of such products, if approved.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for our product candidates as a therapy for knee OA, physicians may nevertheless use our product for their patients in a manner that is inconsistent with the approved label, potentially including as an injection in other joints. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Even if we obtain regulatory approval for FX006 or other product candidates, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if we obtain regulatory approval in the United States, the FDA may still impose significant restrictions on the indicated uses or marketing of our product candidates, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. FX006 and our other product candidates, if approved, will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, record-keeping and reporting of safety and other post-market information. The holder of an approved NDA is obligated to monitor and report AEs and any failure of a product to meet the specifications in the NDA. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, manufacturers of drug products and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, and adherence to commitments made in the NDA. If we or a regulatory agency discovers previously unknown problems with a product, such as AEs of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of a product candidate, a regulatory agency may:

•	issue a warning letter asserting that we are in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending NDA or supplements to an NDA submitted by us;

•	seize product; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and generate revenue.

Any relationships with potential customers and third party payors may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, marketing expenditure tracking and disclosure (or “sunshine”) laws, government price reporting, and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Our operations may be directly, or indirectly, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance are also likely to increase. These laws may impact, among other things, our current activities with investigators and research subjects, as well as proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by the federal government and by the U.S. states and foreign jurisdictions in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs;

•

federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third party payors that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•

HIPAA, as amended by the Health Information Technology and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform services involving the use or disclosure of individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information;

•

the federal Open Payments program, created under Section 6002 of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, PPACA, and its implementing regulations requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, or HHS, information related to “payments or other transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to HHS ownership and investment interests held by physicians (as defined above) and their immediate family members;

•

state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third party payor, including commercial insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

•	the Foreign Corrupt Practices Act, a U.S. law which regulates certain financial relationships with foreign government officials (which could include, for example, certain medical professionals); and

•	federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

In addition, the FDA approval and commercialization of any of our product candidates in the United States will also likely subject us to the following types of laws, among others:

•

state and federal government price reporting laws that require us to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on our marketed drugs (participation in these programs and compliance with the applicable requirements may subject us to potentially significant discounts on our products, increased infrastructure costs, and potentially limit our ability to offer certain marketplace discounts); and

•

state and federal marketing expenditure tracking and reporting laws, which generally require certain types of expenditures in the United States to be tracked and reported (compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships, which could potentially have a negative effect on our business and/or increase enforcement scrutiny of our activities).

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil, criminal, and administrative penalties, damages, fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other government healthcare programs, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Even if we obtain FDA approval for FX006 or any other product candidate in the United States, we may never obtain approval for or commercialize our product candidates outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs for us and require additional non-clinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approval in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

If we fail to develop, acquire or in-license other product candidates or products, our business and prospects will be limited.

Our long-term growth strategy is to develop, acquire or in-license and commercialize a portfolio of product candidates in addition to FX006 and our other existing product candidates. We do not have internal new drug discovery capabilities. As a result, our primary means of expanding our pipeline of product candidates is to develop improved formulations and delivery methods for existing FDA-approved products and/or select and acquire or in-license product candidates for the treatment of therapeutic indications that complement or augment our current targets, or that otherwise fit into our development or strategic plans on terms that are acceptable to us. Developing new formulations of existing products or identifying, selecting and acquiring or licensing promising product candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual development, acquisition or license of a particular product candidate, potentially resulting in a diversion of our management’s time and the expenditure of our resources with no resulting benefit. If we are unable to add additional product candidates to our pipeline, our long-term business and prospects will be limited.

Risks Related to Our Reliance on Third Parties

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third party CROs to monitor and manage data for our preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with FDA laws and regulations regarding current good clinical practice, or GCP, which are also required by the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities in the form of International Conference on Harmonization, or ICH, guidelines for all of our products in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over their actual performance. In addition, portions of the clinical trials for our product candidates are expected to be conducted outside of the United States, which will make it more difficult for us to monitor CROs and perform visits of our clinical trial sites and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials and compliance with applicable regulations, including GCP. Failure to comply with applicable regulations in the conduct of the clinical trials for our product candidates may require us to repeat clinical trials, which would delay the regulatory approval process.

Some of our CROs have an ability to terminate their respective agreements with us if, among other reasons, it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated. If any of our relationships with these third party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our preclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Consequently, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase substantially and our ability to generate revenue could be delayed significantly.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely completely on third parties to manufacture our preclinical and clinical drug supplies and we intend to rely on third parties to produce commercial supplies of any approved product candidate.

If we were to experience an unexpected loss of supply of our product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, clinical trials. We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third party manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit an NDA to the FDA. While we work closely with our third party manufacturers on the manufacturing process for our product candidates, including quality audits, we generally do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third party manufacturers for compliance with cGMP regulatory requirements and for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers or other third party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

We rely on our manufacturers to purchase from third party suppliers the materials necessary to produce our product candidates for our clinical trials. There are a limited number of suppliers for raw materials that we use to manufacture our drugs and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our clinical trials, and if approved, for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Moreover, we currently do not have any agreements for the commercial production of these raw materials. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete the clinical trial, any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a contract manufacturer or other third party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates.

As part of our planned development program for FX006, we will need to provide appropriate regulatory agencies with a chemistry, manufacturing and control comparability assessment filing. Specifically, after drug product was manufactured and used in our completed Phase 2b dose-ranging clinical trial of FX006, new equipment, including a new spray chamber, was put in place, and a new contract manufacturer, Evonik Corporation, was engaged to produce the finished microspheres product. FX006 drug product produced by this new manufacturer using the new equipment has not been used in a clinical trial. Therefore, a comparability assessment of the drug product from the completed Phase 2b dose-ranging clinical trial and drug product from Evonik must be filed prior to initiating the planned confirmatory Phase 2b clinical trial of FX006 and other planned and future clinical trials for FX006. The absence of a timely approval could adversely affect the availability of suitable FX006 drug product and thus adversely impact both our ability to commence, as well as the timing of, the planned confirmatory Phase 2b clinical trial of FX006. Even if we demonstrate adequate comparability of drug product produced with the new equipment to the drug product used in our completed Phase 2b dose-ranging clinical trial, the drug product used in our planned confirmatory Phase 2b clinical trial may still cause unexpected results or otherwise adversely affect the confirmatory Phase 2b clinical trial.

We expect to continue to depend on contract manufacturers or other third party manufacturers for the foreseeable future. We have not entered into long-term commercial supply agreements with our current contract manufacturers or with any alternate fill/finish suppliers. Although we intend to do so prior to any commercial launch in order to ensure that we maintain adequate supplies of finished drug product, we may be unable to enter into such an agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business.

We rely on limited sources of supply for our product candidates and any disruption in the chain of supply may cause delay in developing and commercializing our product candidates.

Currently, for FX006, we use Farmabios SpA as our sole source of TCA, and for both FX006 and FX005, Evonik Corporation as our sole source of finished microspheres with drug product. Because of the unique equipment and process for loading TCA onto PLGA microspheres, transferring manufacturing activities for FX006 to an alternate supplier would be a time-consuming and costly endeavor, and there are only a limited number of manufacturers that we believe are capable of performing this function for us. Switching FX006 finished drug suppliers may involve substantial cost and could result in a delay in our desired clinical and commercial timelines. For FX006, we expect that only one supplier will be qualified as a vendor with the FDA. If supply from the approved vendor is interrupted, there could be a significant disruption in commercial supply. Any alternative vendor would need to be qualified through an NDA supplement which could result in further delay. The FDA or other regulatory agencies outside of the United States may also require additional studies if a new FX006 supplier is relied upon for commercial production.

These factors could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing them successfully. Furthermore, if our suppliers fail to deliver the required commercial quantities of active pharmaceutical ingredient on a timely basis and at commercially reasonable prices, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed or we could lose potential revenue.

Manufacturing issues may arise that could increase product and regulatory approval costs or delay commercialization.

As we scale up manufacturing of our product candidates and conduct required stability testing, product, packaging, equipment and process-related issues may require refinement or resolution in order to proceed with our planned clinical trials and obtain regulatory approval for commercial marketing. In the future, we may identify impurities, which could result in increased scrutiny by the regulatory agencies, delays in our clinical program and regulatory approval, increases in our operating expenses, or failure to obtain or maintain approval for our product candidates.

We may not be successful in establishing development and commercialization collaborations which could adversely affect, and potentially prohibit, our ability to develop our product candidates.

Because developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive, we are exploring collaborations with third parties outside of the United States that have more resources and experience. For example, we are exploring selective partnerships with third parties for FX006 development and commercialization outside of the United States. If we are unable to obtain a partner for FX006, we may be unable to advance the development of FX006 in territories outside of the United States, which may limit the market potential for this product candidate. In situations where we enter into a development and commercial collaboration arrangement for a product candidate, we may also seek to establish additional collaborations for development and commercialization in territories outside of those addressed by the first collaboration arrangement for such product candidate. If any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to otherwise unlicensed or unaddressed territories outside of the United States. There are a limited number of potential partners, and we expect to face competition in seeking appropriate partners. If we are unable to enter into any development and commercial collaborations and/or sales and marketing arrangements on acceptable terms, if at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell future approved products, if any, in all of the territories outside of the United States where it may otherwise be valuable to do so.

In addition, under the terms of our license agreement with AstraZeneca AB, or AstraZeneca, for FX007, we may not, without the consent of AstraZeneca, grant sublicenses to FX007 except in the territory of Japan prior to the achievement of a specified development milestone. Further, the agreement provides that in the event we desire to offer rights to FX007 to a third party prior to the achievement of a specified development milestone, we must make certain diligence materials available to AstraZeneca, and AstraZeneca will have the right to make an offer to re-acquire rights to FX007. In such circumstances, we are not required to accept AstraZeneca’s offer, but we may not enter into an agreement with a third party containing financial terms and conditions that on the whole are more favorable to the third party than the terms and conditions last offered by AstraZeneca. These provisions may limit our ability to partner with a third party during the early development stages of FX007.

We may not be successful in maintaining development and commercialization collaborations, and any partner may not devote sufficient resources to the development or commercialization of our product candidates or may otherwise fail in development or commercialization efforts, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results.

Even if we are able to establish collaboration arrangements, any such collaboration may not ultimately be successful, which could have a negative impact on our business, results of operations, financial condition and growth prospects. If we partner with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. It is possible that a partner may not devote sufficient resources to the development or commercialization of our product candidate or may otherwise fail in development or commercialization efforts, in which event the development and commercialization of such product candidate could be delayed or terminated and our business could be substantially harmed. In addition, the terms of any collaboration or other arrangement that we establish may not prove to be favorable to us or may not be perceived as favorable, which may negatively impact the trading price of our common stock. In some cases, we may be responsible for continuing development of a product candidate or research program under a collaboration, and the payment we receive from our partner may be insufficient to cover the cost of this development. Moreover, collaborations and sales and marketing arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain.

We are subject to a number of additional risks associated with our dependence on collaborations with third parties, the occurrence of which could cause our collaboration arrangements to fail. Conflicts may arise between us and partners, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any such conflicts arise, a partner could act in its own self-interest, which may be adverse to our best interests. Any such disagreement between us and a partner could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating sufficient revenue to achieve or maintain profitability:

•	reductions in the payment of royalties or other payments we believe are due pursuant to the applicable collaboration arrangement;

•	actions taken by a partner inside or outside our collaboration which could negatively impact our rights or benefits under our collaboration; or

•	unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities.

Risks Related to Commercialization of Our Product Candidates

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, healthcare payors, patients and the medical community.

Even if we obtain regulatory approval for FX006 or any of our other product candidates, the product may not gain market acceptance among physicians, healthcare payors, patients and the medical community, which is critical to commercial success. Market acceptance of any product candidate for which we receive approval depends on a number of factors, including:

•	the efficacy and safety as demonstrated in clinical trials;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which the product candidate is approved;

•	acceptance by physicians, the medical community and patients of the product candidate as a safe and effective treatment;

•	the convenience of prescribing and initiating patients on the product candidate;

•	the potential and perceived advantages of such product candidate over alternative treatments;

•	the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•	the availability of coverage and adequate reimbursement and pricing by third party payors and government authorities;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects; and

•	the effectiveness of sales and marketing efforts.

If our product candidates, including FX006, are approved but fail to achieve an adequate level of acceptance by physicians, healthcare payors, patients and the medical community, we will not be able to generate significant revenue, and we may not become or remain profitable.

Guidelines and recommendations published by various organizations can reduce the use of our product candidates.

Government agencies promulgate regulations and guidelines directly applicable to us and to our product candidates. In addition, professional societies, such as the American Academy of Orthopedic Surgeons, practice management groups, private health and science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the healthcare and patient communities. Recommendations of government agencies or these other groups or organizations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Recommendations or guidelines suggesting the reduced use of our product candidates or the use of competitive or alternative products as the standard of care to be followed by patients and healthcare providers could result in decreased use of our product candidates.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any revenue.

Although we intend to establish a targeted sales and marketing organization to promote any approved products in the United States, we currently have no such organization or capabilities, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any products that may be approved, we must build sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We may enter into strategic partnerships with third parties to commercialize our product candidates outside of the United States.

To date, we have not entered into any strategic partnerships for any of our product candidates. We face significant competition in seeking appropriate strategic partners, and these strategic partnerships can be intricate and time consuming to negotiate and document. We may not be able to negotiate strategic partnerships for territories outside of the United States on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any strategic partnerships outside of the United States because of the numerous risks and uncertainties associated with establishing strategic partnerships. To the extent that we enter into collaboration arrangements, our future collaboration partners may not dedicate sufficient resources to the commercialization of our product candidates or may otherwise fail in their commercialization due to factors beyond our control. If we are unable to establish effective collaborations to enable the sale of our product candidates in territories outside of the United States, or if our potential future collaboration partners do not successfully commercialize our product candidates in these territories, our ability to generate revenue from product sales will be adversely affected.

If we are unable to negotiate a strategic partnership or obtain additional financial resources for a product candidate, we may be forced to curtail the development of such product candidate, delay potential commercialization, reduce the scope of our sales or marketing activities or undertake development or commercialization activities at our own expense. In addition, without a partnership, we will bear all the risk related to the development of the product candidate, including in territories outside of the United States. If we elect to increase our expenditures to fund development or commercialization activities ourselves, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring FX006 or any other product candidates to market or generate product revenue.

We and any collaboration partners that we may engage will be competing with many companies that currently have extensive and well-funded marketing and sales operations. If we, alone or with commercialization partners, are unable to compete successfully against these established companies, the commercial success of any approved products will be limited.

If we obtain approval to commercialize any approved products outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.

If FX006 or other product candidates are approved for commercialization, we may enter into agreements with third parties to market these products outside of the United States. We expect that we will be subject to additional risks related to entering into international business relationships, including:

•	different regulatory requirements for drug approvals in foreign countries;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

If we are unable to differentiate our lead product candidate, FX006, from existing generic therapies for the treatment of OA, or if the FDA or other applicable regulatory authorities approve generic products that compete with any of our product candidates, the ability to successfully commercialize those product candidates would be adversely affected.

Immediate-release TCA and other injectable immediate-release steroids, which are the current standard of care, are available in generic form and are therefore relatively inexpensive compared to the price we would expect to receive for FX006. These generic steroids also have well-established market positions and familiarity with physicians, healthcare payors and patients. Although we believe FX006 has the potential for clinically meaningful differentiation in sustained pain relief as compared to immediate-release TCA, as clinical development of FX006 advances and we receive data from additional clinical trials, it is possible that the data will not support such differentiation. If we are unable to achieve significant differentiation for FX006 from immediate-release TCA and other injectable immediate-release steroids, our opportunity for FX006 to achieve premium pricing and be commercialized successfully, if approved, would be adversely affected.

In addition to existing generic steroids, such as immediate-release TCA, the FDA or other applicable regulatory authorities may approve generic products that could compete with our product candidates. Once an NDA, including a Section 505(b)(2) application, is approved, the product covered thereby becomes a “listed drug” which can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application, or ANDA. The FDCA, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These manufacturers might only be required to conduct a relatively inexpensive study to show that their product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use, or labeling, as our product candidate and that the generic product is bioequivalent to ours, meaning it is absorbed in the body at the same rate and to the same extent as our product candidate. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly than ours to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of any branded product is typically lost to the generic product. Accordingly, competition from generic equivalents to our product candidates would materially adversely impact our ability to successfully commercialize our product candidates.

We face significant competition from other biopharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industries are intensely competitive and subject to rapid and significant technological change. In addition, the competition in the pain and OA market is intense. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions. For example, the injectable OA treatment market today includes many injectable immediate-release steroids, including TCA, the active ingredient in FX006, as well as HA injections. In addition, we expect that injectable therapies such as FX006 will continue to be used primarily after oral medications no longer provide adequate pain relief. To the extent that new or improved oral pain medications are introduced that demonstrate better long-term efficacy and safety, patients and physicians may further delay the introduction of injectable therapies such as FX006 in the OA treatment continuum. FX006 could also face competition from other formulations or devices that deliver pain medication on a sustained basis, such as transdermal delivery systems or implantable devices.

Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis drug products or drug delivery technologies that are more effective or less costly than FX006 or any other drug candidate that we are currently developing or that we may develop.

We believe that our ability to successfully compete will depend on, among other things:

•	the efficacy and safety of our product candidates, including as relative to marketed products and product candidates in development by third parties;

•	the time it takes for our product candidates to complete clinical development and receive marketing approval;

•	the ability to maintain a good relationship with regulatory authorities;

•	the ability to commercialize and market any of our product candidates that receive regulatory approval;

•	the price of our products, including in comparison to branded or generic competitors;

•	whether coverage and adequate levels of reimbursement are available under private and governmental health insurance plans, including Medicare;

•	the ability to protect intellectual property rights related to our product candidates;

•	the ability to manufacture on a cost-effective basis and sell commercial quantities of any of our product candidates that receive regulatory approval; and

•	acceptance of any of our product candidates that receive regulatory approval by physicians and other healthcare providers.

If our competitors market products that are more effective, safer or less expensive than our future products, if any, or that reach the market sooner than our future products, if any, we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. Because we have limited research and development capabilities, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

If we are unable to achieve and maintain adequate levels of third party payor coverage and reimbursement for FX006 or any other product candidates, if approved, on reasonable pricing terms, their commercial success may be severely hindered.

Successful sales of any approved product candidates depend on the availability of adequate coverage and reimbursement from third party payors. Patients who are prescribed medicine for the treatment of their conditions generally rely on third party payors to reimburse all or part of the costs associated with their prescription drugs. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Assuming we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.

In addition, the market for FX006 and any of our other product candidates will depend significantly on access to third party payors’ drug formularies, or lists of medications for which third party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available.

Third party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for drug products exists among third party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

Further, we believe that future coverage and reimbursement will likely be subject to increased restrictions both in the United States and in international markets. Third party coverage and reimbursement for FX006 or any of our other product candidates for which we may receive regulatory approval may not be available or adequate in either the United States or international markets, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Recently enacted and future legislation may increase the difficulty and cost for us to commercialize our product candidates and affect the prices we may obtain.

The United States and some foreign jurisdictions are considering, or have enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our product candidates profitably, once they are approved for sale. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

In March 2010, PPACA was enacted, which includes measures that have or will significantly change the way healthcare is financed by both governmental and private insurers. Among the PPACA provisions of importance to the pharmaceutical industry are the following:

•

an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, that began in 2011;

•	an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50.0% point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133.0% of the Federal Poverty Level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements under the federal Open Payments program, created under Section 6002 of PPACA and its implementing regulations that manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to HHS information related to “payments or other transfers of value” made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and that applicable manufacturers and applicable group purchasing organizations report annually to HHS ownership and investment interests held by physicians (as defined above) and their immediate family members, with data collection currently required and reporting to the Centers for Medicare & Medicaid Services required by March 31, 2014 and by the 90th day of each subsequent calendar year;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians, effective April 1, 2012;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for non-compliance;

•	a licensure framework for follow-on biologic products;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•

creation of the Independent Payment Advisory Board, which has authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law even if Congress does not act on the recommendations; and

•

establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending that began on January 1, 2011.

In addition, other legislative changes have been proposed and adopted since PPACA was enacted. In August 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee on Deficit Reduction did not achieve its targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

Risks Related to Our Business Operations and Industry

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive team listed under “Management” located elsewhere in this prospectus, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements or offer letters with each of our executive officers, any of them could leave our employment at any time, as all of our employees are “at will” employees. Recruiting and retaining other qualified employees for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical companies for individuals with similar skill sets. In addition, failure to succeed in clinical studies may make it more challenging to recruit and retain qualified personnel. The inability to recruit or loss of the services of any executive or key employee might impede the progress of our development and commercialization objectives.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2013, we had 16 full-time employees. As our company matures, we expect to expand our employee base to increase our managerial, scientific and engineering, operational, sales, marketing, financial and other resources and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize FX006 and our other product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our product candidates. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs due to related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize our product candidates; and

•	decreased demand for our product candidates, if approved for commercial sale.

We currently carry product liability insurance with limits of $10 million in the aggregate and $10 million per occurrence. Our current product liability insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm our ability to operate our business effectively.

Despite the implementation of security measures, our internal computer systems and those of third parties with which we contract are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in our operations, and could result in a material disruption of our clinical activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our development programs and the development of our product candidates could be delayed.

Business interruptions could delay us in the process of developing our product candidates and could disrupt our sales.

Our headquarters are located in Burlington, Massachusetts. We are vulnerable to natural disasters such as hurricanes, tornadoes and severe storms, as well as other events that could disrupt our operations. We do not carry insurance for natural disasters and we may not carry sufficient business interruption insurance to compensate us for losses that may occur. Any losses or damages we incur could have a material adverse effect on our business operations.

Risks Related to Our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to our product candidates, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection, confidentiality agreements and proprietary know how, and intend to seek marketing exclusivity for any approved product, in order to protect the intellectual property related to product candidates, but to date we do not have any issued patents covering FX006. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries. If this were to occur, early generic competition could be expected against FX006 and potentially our other product candidates in development. Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Also, a third party may challenge our ownership of patents and patent applications assigned to us, or may challenge our exclusive rights to patents and patent applications that we license from third parties. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the patent applications we hold with respect to FX006 or our other product candidates fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from collaborating with us to develop them, and threaten our ability to commercialize any resulting products. We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found not invalid and not unenforceable or will go unthreatened by third parties. Further, if we encounter delays in regulatory approvals, the period of time during which we could market FX006 or any other product candidate under patent protection could be reduced. Furthermore, patent applications by third parties can result in an interference proceeding in the United States being provoked by a third party or instituted by us to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. See “Business—Patents and Patent Applications” for additional information regarding our material patents and patent applications.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug development process that involve proprietary know-how, information or technology that is not covered by patents. For example, we maintain trade secrets with respect to certain of the formulation and manufacturing techniques related to the TCA-formulated PLGA microspheres in FX006, including those that relate to precise pharmaceutical release. Although we generally require all of our employees to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Third party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter party reexamination proceedings before the U.S. Patent and Trademark Office, or U.S. PTO. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of FX006 and/or our other product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any drug substance formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtain a license under the applicable patents, or until such patents expire. Similarly, if any third party patent were held by a court of competent jurisdiction to cover aspects of our formulations or methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may request and/or obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products or manufacturing processes, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research, manufacture clinical trial supplies or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly. We cannot provide any assurances that third party patents do not exist which might be enforced against our products, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

If we fail to comply with our obligations in the agreements under which we license rights to technology from third parties, or if the license agreements are terminated for other reasons, we could lose license rights that are important to our business.

We are a party to a number of technology licenses that are important to our business and expect to enter into additional licenses in the future. For example, our rights to FX007 and FX005 are the subject of separate exclusive license agreements with AstraZeneca. If we fail to comply with our obligations under our agreements with AstraZeneca (including, among other things, if we fail to use commercially reasonable efforts to develop, commercialize and sell products based on FX007 and FX005 in major markets) or our other license agreements, or we are subject to a bankruptcy or insolvency, the licensor may have the right to terminate the license. In addition, under our agreement with AstraZeneca for FX007, AstraZeneca has a right to terminate the agreement in the event of a change of control of us prior to the achievement of a specified development milestone, unless we pay a fee to AstraZeneca. In the event that any of our important technology licenses were to be terminated by the licensor, we would likely cease further development of the related program or be required to spend significant time and resources to modify the program to not use the rights under the terminated license.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our collaborators or licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors that control the prosecution and maintenance of our licensed patents fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	adverse results or delays in clinical trials;

•	inability to obtain additional funding;

•	any delay in filing an NDA for any of our product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that NDA;

•	failure to successfully develop and commercialize our product candidates;

•	changes in laws or regulations applicable to our product candidates;

•	inability to obtain adequate product supply for our product candidates, or the inability to do so at acceptable prices;

•	adverse regulatory decisions;

•	introduction of new products or technologies by our competitors;

•	failure to meet or exceed product development or financial projections we provide to the public;

•	failure to meet or exceed the estimates and projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	additions or departures of key scientific or management personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	changes in the market valuations of similar companies;

•	sales of our common stock by us or our stockholders in the future; and

•	trading volume of our common stock.

In addition, the stock market in general, and the Nasdaq Global Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

An active trading market for our common stock may not develop.

Prior to this offering, there has not been a public market for our common stock. Although our common stock has been approved for listing on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, you may not be able to sell your shares quickly or at the market price. The initial public offering price for the shares may not be indicative of prices that will prevail in the trading market.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our executive officers, directors, 5% or greater stockholders and their affiliates beneficially own approximately 96.6% of our voting stock. Upon the closing of this offering and after giving effect to the anticipated purchase of an aggregate of $16.0 million in shares of our common stock by certain of these stockholders in this offering, that same group will beneficially own approximately 72.6% of our outstanding voting stock. Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and the Nasdaq Global Market have imposed various requirements on public companies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact (in ways we cannot currently anticipate) the manner in which we operate our business. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted book value (deficit) per share of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $8.13 per share, based on the initial public offering price of $13.00 per share and our pro forma as adjusted net tangible book value (deficit) as of September 30, 2013. For more information on the dilution you may suffer as a result of investing in this offering, see “Dilution.”

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering, and the exercise of stock options granted to our employees. In addition, as of January 15, 2014, options to purchase 834,983 shares of our common stock at a weighted average exercise price of $2.99 per share were outstanding. The exercise of any of these options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. Subject to certain limitations, including sales volume limitations with respect to shares held by our affiliates, substantially all of our outstanding shares prior to this offering will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section entitled “Shares Eligible for Future Sale.” In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Certain holders of our securities are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended, or the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Pursuant to the 2013 plan, our management is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. The number of shares available for future grant under the 2013 plan will automatically increase each year by 4% of all shares of our capital stock outstanding as of December 31 of the prior calendar year, subject to the ability of our board of directors to take action to reduce the size of the increase in any given year. Currently, we plan to register the increased number of shares available for issuance under the 2013 plan each year. If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. As of December 31, 2012, we had $16.4 million and $14.9 million of federal and state net operating loss carryforwards, respectively, and $0.7 million and $0.8 million of federal and state research and development tax credit carryforwards, respectively, available to offset our future taxable income, if any. These federal net operating loss carryforwards and research and development tax credit carryforwards expire at various dates beginning in 2028 and 2029, respectively, if not utilized and are subject to review and possible adjustment by the Internal Revenue Service. The state net operating loss carryforwards and research and development tax credit carryforwards expire at various dates beginning in 2013 and 2024, respectively, if not utilized and are subject to review and possible adjustment by the state tax authorities. We believe that, with our initial public offering, our most recent private placement and other transactions that have occurred over the past three years, we may have triggered an “ownership change” limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Additionally, our credit and security agreement with MidCap contains covenants that restrict our ability to pay dividends. Any return to stockholders will therefore be limited to the appreciation of their stock.

Provisions in our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	creating a staggered board of directors;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the success, cost and timing of our product development activities and clinical trials;

•	our ability to obtain and maintain regulatory approval of our product candidates, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

•	our ability to obtain funding for our operations beyond this offering, including funding necessary to complete clinical development and file an NDA for FX006;

•	our plans to develop and commercialize our product candidates;

•	our ability to attract collaborators with development, regulatory and commercialization expertise;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

•	our ability to develop sales and marketing capabilities, whether alone or with potential future collaborators;

•	our ability to successfully commercialize our product candidates;

•	the rate and degree of market acceptance of our product candidates;

•	regulatory developments in the United States and foreign countries;

•	the performance of our third party suppliers and manufacturers;

•	the success of competing therapies that are or become available;

•	the loss of key scientific or management personnel;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	our use of the proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and

•	our expectations regarding our ability to obtain and adequately maintain sufficient intellectual property protection for our product candidates.

In some cases, you can identify these statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expects,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions. These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under the heading “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $58.3 million (or approximately $67.3 million if the underwriters’ over-allotment option is exercised in full) from the sale of the shares of common stock offered by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds of this offering as follows:

•

approximately $25.1 million to fund the continued clinical development of FX006, including our planned confirmatory Phase 2b clinical trial, as well as initiation of a planned repeat dose safety clinical trial and Phase 3 development;

•	approximately $11.0 million to fund the continued development of FX007, including a planned proof of concept clinical trial; and

•	the remainder for working capital and other general corporate purposes.

We may also use a portion of the net proceeds from this offering to in-license, acquire or invest in complementary businesses, technologies, products or assets. However we have no current plan, commitments or obligations to do so.

We believe that the net proceeds from this offering and our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations into late 2015, including through our receipt of data from our planned FX006 confirmatory Phase 2b clinical trial, which we expect to initiate in the second quarter of 2014, and our planned FX007 proof of concept clinical trial, which we plan to initiate in the second half of 2014, as well as initiation of a planned repeat dose safety clinical trial and potential Phase 3 clinical development for FX006.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the progress, cost and results of our preclinical and clinical development programs, including our planned confirmatory Phase 2b and repeat dose safety clinical trials for FX006, and whether we are able to enter into future collaboration arrangements. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. In addition, pursuant to our credit and security agreement with MidCap, we are prohibited from paying cash dividends without the prior consent of MidCap. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities, and our capitalization as of September 30, 2013:

•	on an actual basis;

•

on a pro forma basis, giving effect to the conversion of all our outstanding convertible preferred stock into an aggregate of 8,952,057 shares of our common stock upon the closing of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the conversion of all our outstanding convertible preferred stock into an aggregate of 8,952,057 shares of our common stock upon the closing of this offering and (ii) the sale by us of 5,000,000 shares of our common stock in this offering at the initial public offering price of $13.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus, the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus.

	As of September 30, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Cash, cash equivalents and marketable securities	$21,002	$21,002	$79,306

Long-term debt, including current maturities	$5,035	$5,035	$5,035

Convertible preferred stock (Series A and B), $0.001 par value; 73,780,250 shares authorized, 72,780,250 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	74,806	—	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 94,000,000 shares authorized, 789,222 shares issued and outstanding, actual; 100,000,000 shares authorized, 9,741,279 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 14,741,279 shares issued and outstanding, pro forma as adjusted	1	10	15
Additional paid-in-capital	1,223	76,020	134,265
Accumulated other comprehensive income	1	1	1
Accumulated deficit	(62,472)	(62,472)	(62,472)

Total stockholders’ equity (deficit)	(61,247)	13,559	71,809

Total capitalization	$18,594	$18,594	$76,844

The number of common shares shown as issued and outstanding on a pro forma as adjusted basis in the table is based on the number of shares of our common stock outstanding as of September 30, 2013 and excludes:

•	839,852 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2013 at a weighted average exercise price of $2.99 per share;

•

1,502,633 shares of common stock reserved for future issuance under the 2013 plan (including 272,621 shares of common stock reserved for issuance under the 2009 pre-IPO plan, which shares will be added to the shares reserved under the 2013 plan upon its effectiveness); and

•	209,102 shares of common stock reserved for future issuance under the 2013 purchase plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of September 30, 2013 was $(62.6) million, or $(79.32) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our liabilities and convertible preferred stock, which is not included within stockholders’ equity (deficit). Historical net tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of September 30, 2013.

Our pro forma net tangible book value as of September 30, 2013 was $12.2 million, or $1.25 per share of common stock. Pro forma net tangible book value represents total tangible assets less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of September 30, 2013, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 8,952,057 shares of common stock upon the closing of this offering.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value, plus the effect of the sale of 5,000,000 shares of our common stock in this offering at the initial public offering price of $13.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of September 30, 2013 was $71.8 million, or $4.87 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $3.62 per share to our existing stockholders and an immediate dilution of $8.13 per share to new investors participating in this offering. We determine dilution per share to new investors by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$13.00
Historical net tangible book value (deficit) per share as of September 30, 2013	$(79.32)
Increase per share attributable to the conversion of convertible preferred stock	80.57

Pro forma net tangible book value per share as of September 30, 2013	1.25
Increase in pro forma as adjusted net tangible book value per share attributable to new investors participating in this offering	3.62

Pro forma as adjusted net tangible book value per share after this offering		4.87

Dilution per share to new investors participating in this offering		$8.13

If the underwriters exercise their over-allotment option in full to purchase an additional 750,000 shares of our common stock in this offering, the pro forma as adjusted net tangible book value will increase to $5.22 per share, representing an immediate increase to existing stockholders of $3.97 per share and an immediate dilution of $7.78 per share to new investors participating in this offering.

The following table summarizes, as of September 30, 2013, on a pro forma as adjusted basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors participating in this offering. The calculation below is based on the initial public offering price of $13.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	9,741,279	66.1%	$75,237,224	53.6%	$7.72
New investors	5,000,000	33.9	65,000,000	46.4	$13.00

Total	14,741,279	100.0%	$140,237,224	100.0%

The foregoing discussion is based on 9,741,279 shares of common stock outstanding as of September 30, 2013, after giving effect to the conversion of our outstanding convertible preferred stock into an aggregate of 8,952,057 shares of common stock upon the closing of this offering, and excludes:

•	839,852 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $2.99 per share;

•

1,502,633 shares of common stock reserved for future issuance under the 2013 plan (including 272,671 shares of common stock reserved for issuance under the 2009 pre-IPO plan, which shares will be added to the shares reserved under the 2013 plan upon its effectiveness); and

•	209,102 shares of common stock reserved for future issuance under the 2013 purchase plan.

Certain of our existing stockholders have agreed to purchase an aggregate of $16.0 million in shares of our common stock in this offering at the initial public offering price. The foregoing discussion does not reflect the anticipated purchase of any shares in this offering by these existing stockholders.

In addition, the initial share reserves under the 2013 plan and the 2013 purchase plan will be subject to automatic annual increases in accordance with the terms of the plans. Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section are not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year.

The selected statement of operations data for the years ended December 31, 2012 and 2011 and the selected balance sheet data as of December 31, 2012 and 2011 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected statement of operations data for the nine months ended September 30, 2013 and 2012 and the selected balance sheet data as of September 30, 2013 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial information in those statements.

					Cumulative Period From Inception (November 5, 2007) to September 30, 2013
	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$—	$—	$—	$—	$—
Operating expenses:
Research and development	11,065	8,241	8,825	8,064	40,058
General and administrative	3,947	3,047	5,363	2,842	22,285

Total operating expenses	15,012	11,288	14,188	10,906	62,343

Loss from operations	(15,012)	(11,288)	(14,188)	(10,906)	(62,343)

Other income (expense):
Interest income	194	173	219	147	761
Interest expense	—	—	(335)	—	(546)
Other income (expense), net	(164)	(332)	(192)	(126)	(345)

Total other income (expense)	30	(159)	(308)	21	(130)

Net loss	$(14,982)	$(11,447)	$(14,496)	$(10,885)	$(62,473)

Net loss attributable to common stockholders	$(14,982)	$(11,447)	$(14,496)	$(10,885)	$(62,473)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(27.58)	$(23.26)	$(18.37)	$(20.53)

Weighted average common shares outstanding, basic and diluted(1)	543	492	789	530

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)	$(2.04)		$(1.49)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(2)	7,344		9,741

	As of December 31,		As of September 30, 2013
	2012	2011
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$29,383	$10,542	$21,002
Working capital(3)	27,147	9,024	17,037
Total assets	30,008	10,939	22,972
Total debt(4)	—	—	5,035
Convertible preferred stock	74,806	41,836	74,806
Total stockholders’ equity (deficit)	(47,523)	(32,682)	(61,247)

(1)	See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)	The calculations for the unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, assume the conversion of all of our outstanding shares of convertible preferred stock into shares of our common stock, as if the conversion had occurred at January 1, 2012, or as of the issuance date of the convertible preferred stock, if later. See Note 13 to our consolidated financial statements appearing elsewhere in this prospectus.

(3)	We define working capital as current assets less current liabilities.

(4)	Total debt includes the current and long-term portion of our debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a specialty pharmaceutical company focused on the development and commercialization of novel, long-acting, injectable pain therapies. We are targeting anti-inflammatory and analgesic therapies for the treatment of patients with musculoskeletal conditions, beginning with osteoarthritis, a type of degenerative arthritis, referred to as OA. Our broad and diversified portfolio of product candidates addresses the OA pain treatment spectrum, from moderate to severe pain, and provides us with multiple unique opportunities to achieve our goal of commercializing novel, patient-focused pain therapies. Our pipeline consists of three proprietary product candidates: FX006, a sustained-release, intra-articular steroid; FX007, a TrkA receptor antagonist for post-operative pain; and FX005, a sustained-release intra-articular p38 MAP kinase inhibitor. We retain the exclusive worldwide rights to our product candidates.

We were incorporated in Delaware in November 2007, and to date we have devoted substantially all of our resources to our development efforts relating to our product candidates, including conducting clinical trials with our product candidates, providing general and administrative support for these operations and protecting our intellectual property. We are a development stage company and do not have any products approved for sale and have not generated any revenue from product sales. From our inception through September 30, 2013, we have funded our operations primarily through the sale of our convertible preferred stock and, to a lesser extent, debt financing. From our inception through September, 30, 2013, we have raised $80.0 million from such transactions.

We have incurred net losses in each year since our inception in 2007. Our net losses were $15.0 million and $11.4 million for the years ended December 31, 2012 and 2011, respectively, and $14.5 million for the nine months ended September 30, 2013. As of September 30, 2013, we had an accumulated deficit of $62.5 million. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from general and administrative expenses associated with our operations.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

•	continue the development of our lead product candidate, FX006, including the planned and future clinical trials;

•	seek to obtain regulatory approvals for FX006;

•	prepare for the potential launch and commercialization of FX006, if approved;

•	establish a sales and marketing infrastructure for the commercialization of FX006, if approved;

•	expand our development activities and advance our FX007 and FX005 product candidates;

•	maintain, expand and protect our intellectual property portfolio; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts and operations as a public company.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital, in addition to the net proceeds of this offering, prior to completing clinical development of FX006 or any of our other product candidates. Until such time that we can generate substantial revenue from product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Financial Overview

Revenue

To date, we have not generated any revenue. We do not have any products approved for sale, have not generated any revenue since our inception, and do not expect to generate any revenue from the sale of products in the near future. In the future, if our research and development efforts result in clinical success and regulatory approval, we may generate revenue from the sales of our product candidates, or we may generate revenue from grant income or from licensing rights to our product candidates to third parties. If we fail to complete the development of FX006 or our other product candidates, our ability to generate future revenue, and our results of operations and financial position will be adversely affected.

Operating Expenses

The majority of our operating expenses to date have been related to in-licensing certain of our product candidates and the development activities of FX006 and FX005.

Research and Development Expenses.    Since our inception, we have focused our resources on our development activities, including: preclinical studies and clinical trials and chemistry manufacturing and controls, or CMC. Our development expenses consist primarily of:

•	expenses incurred under agreements with consultants, contract research organizations, or CROs, and investigative sites that conduct our preclinical studies and clinical trials;

•	costs of acquiring, developing and manufacturing clinical trial materials;

•	personnel costs, including salaries, benefits, stock-based compensation and travel expenses for employees engaged in scientific research and development functions;

•	costs related to compliance with regulatory requirements;

•	expenses related to the in-license of certain technologies from pharmaceutical companies; and

•	allocated expenses for rent and maintenance of facilities, insurance and other general overhead.

We expense research and development costs as incurred. Our direct research and development expenses consist primarily of external-based costs, such as fees paid to investigators, consultants, investigative sites, CROs and companies that manufacture our clinical trial materials, and are tracked on a program-by-program basis. We do not allocate personnel costs, facilities or other indirect expenses to specific research and development programs. These indirect expenses are included within the amounts designated as “Personnel and other costs” in the table below.

The following table summarizes our research and development expenses for the periods presented:

	Year Ended December 31,		Nine Months Ended September 30,		Period From Inception (November 5, 2007) to September 30, 2013
	2012	2011	2013	2012
	(in thousands)
Direct research and development expenses by program:
FX006	$6,365	$2,611	$4,234	$4,393	$13,431
FX007	52	89	316	52	1,457
FX005	2,074	3,195	1,631	1,811	11,885
Terminated programs	—	—	—	—	1,635

Total direct research and development expenses	8,491	5,895	6,181	6,256	28,408
Personnel and other costs	2,574	2,346	2,644	1,808	11,650

Total research and development expenses	$11,065	$8,241	$8,825	$8,064	$40,058

Our research and development expenses are expected to increase in the foreseeable future. Specifically, our costs associated with FX006 will increase as we initiate our planned confirmatory Phase 2b and repeat dose safety clinical trials and otherwise advance our FX006 development program. We cannot determine with certainty the duration of and completion costs associated with future clinical trials of FX006. The duration, costs and timing associated with the development and commercialization of FX006 and our other product candidates will depend on a variety of factors, including uncertainties associated with the results of our clinical trials and our ability to obtain regulatory approval. We anticipate that we will make determinations as to which development programs to pursue and how much funding to direct to each program on an ongoing basis in response to preclinical and clinical success of each product candidate, as well as ongoing assessments of the commercial potential of each product candidate. As a result of these uncertainties, we are currently unable to estimate with any precision our future research and development expenses for any product candidate or when or if we will achieve regulatory approval or generate revenue from sales of any product candidate.

General and Administrative Expenses.    General and administrative expenses consist primarily of personnel costs, including salaries, related benefits, travel expenses and stock-based compensation of our executive, finance, business development, information technology, legal and human resources functions. Other general and administrative expenses include an allocation of facility-related costs, patent filing expenses, and professional fees for legal, consulting, auditing and tax services.

We anticipate that our general and administrative expenses will increase in the future as we continue to build our corporate infrastructure to support the continued development of FX006. Additionally, we anticipate increased expenses related to the audit, legal, regulatory, investor relations and tax-related services associated with maintaining compliance with Securities and Exchange Commission and Nasdaq requirements, director and officer insurance premiums and other costs associated with operating as a public company.

Other Income (Expense)

Interest income.    Interest income consists of interest earned on our cash and cash equivalents balances and our marketable securities. The primary objective of our investment policy is capital preservation. We anticipate that our interest income will increase in the future due to our receipt of the anticipated net proceeds from this offering.

Interest expense.    Prior to 2013, we had only incurred interest expense on our related-party debt which had been outstanding during 2008 and 2009. In January 2013, we borrowed $5.0 million under a credit facility with MidCap Financial SBIC, LP, or MidCap, and began to incur interest expense related to this borrowing at a fixed rate of 8.0% per annum. We expect to incur future interest expense related to this borrowing until September 1, 2016. See “—Liquidity and Capital Resources” for a more detailed description of our credit facility.

Other expense.    Other expense consists of the net amortization of premiums related to our marketable securities, our realized gains (losses) on redemptions of our marketable securities, and a Swiss business tax we paid in 2011. We will continue to incur expenses related to net amortization of premiums on marketable securities for as long as we hold these investments.

Income Taxes

As of December 31, 2012, we had $16.4 million and $14.9 million of federal and state net operating loss carryforwards, respectively, and $0.7 million and $0.8 million of federal and state research and development tax credit carryforwards, respectively, available to offset our future taxable income, if any. These federal net operating loss carryforwards and research and development tax credit carryforwards expire at various dates beginning in 2028 and 2029, respectively, if not utilized and are subject to review and possible adjustment by the Internal Revenue Service. The state net operating loss carryforwards and research and development tax credit carryforwards expire at various dates beginning in 2013 and 2024, respectively, if not utilized and are subject to review and possible adjustment by the state tax authorities. At December 31, 2012, a full valuation allowance was recorded against our net operating loss carryforwards and our research and development tax credit carryforwards.

If we experience a greater than 50 percent aggregate change in ownership of certain stockholders over a three-year period, including such change as a result of this offering, utilization of our then-existing net operating loss carryforwards and research and development tax credit carryforwards will be subject to an annual limitation.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements, and the reported revenue and expenses during the reported periods. We evaluate these estimates and judgments, including those described below, on an ongoing basis. We base our estimates on historical experience, known trends and events, contractual milestones and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe that the estimates and assumptions involved in the following accounting policies may have the greatest potential impact on our financial statements and, therefore, consider these to be critical for fully understanding and evaluating our financial condition and results of operations.

Research and Development Costs

As part of the process of preparing our financial statements, we are required to estimate our accrued and prepaid research and development expenses. We base our accrued expenses related to clinical trials on estimates of patient enrollment and related expenses at clinical investigator sites, as well as estimates for services received and efforts expended pursuant to contracts with multiple research institutions and CROs that conduct and manage clinical trials on our behalf. We review new and open contracts and communicate with applicable internal and vendor personnel to identify services that have been performed on our behalf and estimate the level of service performed and the associated costs incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost for accrued expenses. The majority of our service providers invoice us monthly in arrears for services performed; however, some require advanced payments. For any services that require such advanced payments, we perform a review, with applicable internal and vendor personnel, to estimate the level of services that have been performed and the associated costs that have been incurred at each reporting period. We accrue expenses related to clinical trials based on contractual amounts applied to the level of patient enrollment and activity according to the protocol. We make estimates of our accrued and prepaid expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis. If we do not identify costs that we have begun to incur, or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. To date, we have not adjusted our estimates at any particular balance sheet date in any material amount.

Stock-Based Compensation

We measure stock-based awards granted to employees and directors at fair value on the date of the grant and recognize the corresponding compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, using the straight-line method. We measure stock-based awards granted to non-employees for services received based on the fair value of the equity instrument issued. The measurement date of the fair value of the equity instrument issued to non-employees is the earlier of the date on which the counterparty’s performance is complete or the date on which there is a commitment to perform.

The fair value of each stock-based award granted is estimated using the Black-Scholes option-pricing model. We have historically been a private company and we lack company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on the historical volatility of our publicly traded peer companies for periods that are commensurate with the expected term (in years) of our stock-based awards, and we expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. The expected term of our stock options has been determined utilizing the “simplified” method for awards that qualify as “plain vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future. The assumptions used to determine the fair value of stock-based awards using the Black-Scholes option-pricing model were as follows, presented on a weighted-average basis:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
Risk-free interest rate	0.93%	2.20%	1.00%	1.20%
Expected term (in years)	6.1	6.1	6.0	5.5
Expected volatility	71%	75%	71%	69%
Dividend yield	0%	0%	0%	0%

We recognize compensation expense only for the portion of awards that are expected to vest. In developing a forfeiture rate estimate, we have considered our historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from our estimate, we may be required to record adjustments to stock-based compensation expense in future periods. These assumptions represent our best estimates, but involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

Valuation of Common Stock

The fair value of the common stock is determined on each grant date by our board of directors, with input from management, and considers our most recently available valuation of common stock and our assessment of additional objective and subjective factors that we believe are relevant and which may change from the date of the most recent valuation through the date of the grant. In the absence of a public trading market for our common stock, our determination of the fair value of our common stock was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In addition, our board of directors considered various objective and subjective factors, along with input from management, to determine its best estimate of the fair value of our common stock as of each grant date, including the following:

•	contemporaneous third-party valuations of our common stock;

•	peer group trading multiples;

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	our historical and forecasted performance and operating results;

•	the status of our development programs;

•	our stage of development and business strategy;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of an active public market for our common and our preferred stock;

•	the likelihood of achieving a liquidity event such as a sale of our company or an initial public offering, or IPO, given prevailing market conditions;

•	external market conditions affecting the biopharmaceutical industry; and

•	trends within the biopharmaceutical industry.

Our common stock valuations have been prepared utilizing either the option-pricing method, or OPM, or a hybrid of the OPM and the probability-weighted expected return method, or PWERM.

The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preference at the time of a liquidity event, such as a strategic sale, merger or initial public offering. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid. The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. The aggregate value of the common stock derived from the OPM is then divided by the number of shares of common stock outstanding to arrive at the per share value.

Two valuation approaches were used to estimate enterprise value used in the OPM: the market approach and the OPM backsolve approach. Under the market approach, we estimated enterprise value using the guideline public company method and the guideline transaction method. The guideline public company method includes comparisons to publicly traded companies in the relevant industry that recently completed IPOs. The guideline transaction method evaluates market multiples indicated by recent acquisitions of companies in the relevant industry. The enterprise values derived under each of the two methods that use the market approach are discounted back to the valuation date at an appropriate risk-adjusted discount rate. The OPM backsolve approach uses the OPM to calculate the implied equity value based on recent sales of the company’s securities. To derive our ultimate enterprise value used in the OPM, we calculated a weighted average of the enterprise value resulting from the market approach and the enterprise value resulting from the OPM backsolve approach.

In the OPM, the assumed volatility factor was derived by calculating the median of the historical trading volatility of our publicly traded peer companies, measured on a weekly basis for a range of one to five years. At each valuation date, a determination was made by us as to the appropriate median volatility to be used, considering such factors as the expected time to a liquidity event and our stage of development.

To derive the value of the common stock using the OPM, the proceeds to the common stockholders were calculated based on the preferences and priorities of the preferred and common stock, including the participation features of certain series of the preferred stock. We then applied a discount for lack of marketability to the common stock to account for the lack of access to an active public market.

Under the PWERM methodology, the fair market value of common stock is estimated based upon an analysis of future values for the company assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability, to account for the illiquidity of the common stock, is applied to the indicated common stock value to determine the fair value of the common stock.

Three types of future event scenarios were considered in the hybrid valuation approach: an IPO in the near term, a sale in the near term, and a longer-term liquidity event. The IPO and sale scenarios were valued using the PWERM, and the longer-term liquidity event was valued using the OPM. The relative probability of each type of future event scenario was determined by our board of directors based on an analysis of market conditions at the time, including then-current IPO valuations of similarly situated companies, and expectations as to the timing and likely prospects of the future-event scenarios.

The scenarios referred to above utilized two valuation methods to estimate enterprise value in order to derive the value of the common stock. We estimated enterprise value using the guideline public company method under the market approach for our IPO scenario and our sale scenario, and the OPM backsolve method for our longer-term liquidity event scenario. The expected time to liquidity for each of the three scenarios was estimated by our board of directors based on our then-current plans and assumptions. Volatility was also estimated for the longer-term liquidity event scenario based on historical trading volatility for our publicly traded peer companies.

To derive the value of the common stock for each scenario using a hybrid of the PWERM and the OPM, the proceeds to the common stockholders were calculated based on the preferences and priorities of the preferred and common stock. We then applied a risk-adjusted discount rate and a discount for lack of marketability to the common stock to account for the lack of access to an active public market.

December 31, 2011 Valuation.    To aid in the determination of the fair market value of our common stock, a third-party valuation analysis was prepared as of December 31, 2011 using the OPM. For purposes of the December 2011 OPM valuation, we allocated the equity value assuming 2.4 years to liquidity. The estimated time to liquidity was based on a 75% probability of liquidity in 3.0 years and a 25% probability of liquidity in 0.8 years.

The anticipated timing and probability of a liquidity event was based on then-current plans and estimates of our board of directors and management regarding a liquidity event. We assumed volatility of 74% based on historical trading volatility for our publicly traded peer companies. Specifically, we used the fifth-year median of their trading volatilities, which represented the highest median calculated in a range of one to five years.

In determining enterprise value using the market approach, we considered multiples of invested capital indicated by selected life sciences companies that completed an IPO in 2010 or 2011 under the guideline public company method, and we considered four life sciences companies that were acquired in 2010 or 2011 under the guideline transaction method. The companies used for comparison under the guideline public company method and the guideline transaction method were selected based on a number of factors, including, but not limited to, the similarity to ours of their industry, business model, market focus, size and market trading. A risk-adjusted discount rate of 19.9% was used to discount the equity value under the market approach. This risk-adjusted discount rate was derived from the median indicated cost of equity of our guideline public companies of 14.9% and an additional risk premium of 5.0% to reflect our stage of development at December 31, 2011 relative to the peer companies. Separately, in determining the enterprise value using the OPM backsolve approach, we calculated an implied equity value that matched the expected pricing of our March 2011 Series A preferred stock financing using the OPM. A weighting of 75% was assigned to the market approach and a weighting of 25% was assigned to the OPM backsolve approach to arrive at the enterprise value used in the December 31, 2011 valuation.

After arriving at the value of common stock using the OPM and the inputs above, a discount for lack of marketability of 30% was applied, which resulted in a valuation of our common stock of $2.52 per share as of December 31, 2011. The 30% discount for lack of marketability was based on the low end of the range of 30% to 66% indicated in two protective put option models we considered and reflected that we had not, at that time, contemplated an IPO or other liquidity event in the near term.

Our valuation as of December 31, 2011 also indicated an enterprise value of $19.8 million, an equity value of $44.8 million, and a value of common stock of $1.9 million before application of the 30% discount for lack of marketability.

December 31, 2012 Valuation.    To aid in the determination of the fair market value of our common stock, a third-party valuation analysis of our common stock was prepared as of December 31, 2012. Based upon our determination that in late 2012 an IPO in the near term had become a possible but uncertain liquidity event, the December 31, 2012 valuation was prepared using the hybrid OPM and PWERM approach. For the three types of future events evaluated under the hybrid approach, management and our board of directors determined that the probability of the IPO scenario was 40%, the probability of the near-term sale scenario was 40%, and the probability of the longer-term liquidity event was 20%.

In determining enterprise value for the IPO scenario, which relied on the guideline public company method, we considered the median rate of return for selected life sciences companies that completed IPOs from 2011 through 2012, which compared the IPO price per share to the last preferred share offering price per share prior to the IPO. We also considered the median multiple of invested capital for these companies at the time of the applicable IPO, as corroboration of the value derived from the use of the median rate of return. In determining enterprise value for the sale scenario, which relied on the guideline public company method, we considered the market capitalization of comparable public companies and then applied a control premium of 25%, which was based on studies of life sciences companies that were acquired from 2010 through January 2013 and management judgment. The comparable companies were selected based on a number of factors, including, but not limited to, the similarity of their industry, business model, financial risk and stage of development to ours. In determining enterprise value for the longer-term liquidity event scenario, which relied on the OPM backsolve method, we calculated using the OPM an implied equity value that matched the pricing of our December 2012 Series B preferred stock financing.

For purposes of the December 31, 2012 valuation, we also estimated that the time to completion of an IPO was 1.3 years, the time to completion of a sale transaction was 1.0 years, and the time to a longer-term liquidity event was 3.0 years. For the longer-term liquidity event scenario, we assumed volatility of 65% based on the third-year median of the trading volatilities of our publicly traded peer companies, which was equivalent to the expected time to liquidity for our longer-term liquidity event.

After arriving at the value of common stock using the hybrid OPM and PWERM approach and the inputs above, a risk-adjusted discount rate of 30% and a discount for lack of marketability of 15% were applied. The risk-adjusted discount rate was determined based on three studies that indicated rates of return required by venture investors for bridge financing or IPO stage companies of 20% to 35%. Our board of directors and management determined the risk-adjusted discount rate for our common stock was 30%, given the rights and preferences of our preferred stock and common stock. The 15% discount for lack of marketability we used was derived based on the output of two protective put option models, indicating a range of 17% to 28%, as well as consideration by our board of directors and management of other factors, including that an IPO had become likely in the near term compared to our December 31, 2011 valuation date, resulting in a reduction in the discount for lack of marketability from that prior date. The December 31, 2012 analysis resulted in a valuation of our common stock of $6.59 per share.

Our valuation as of December 31, 2012 also indicated an enterprise value of $55.5 million, an equity value of $87.2 million, and a value of common stock of $6.1 million before application of the 15% discount for lack of marketability.

May 20, 2013 Valuation.    In early July 2013, a third-party valuation analysis of our common stock was prepared as of May 20, 2013. As an IPO in the near term continued to be likely, the May 20, 2013 valuation was also prepared using the hybrid OPM and PWERM approach. For the three types of future events evaluated under the hybrid approach, management and our board of directors determined that the probability of the IPO scenario was 55%, the probability of the near-term sale scenario was 25%, and the probability of the longer-term liquidity event was 20%. The relative weighting of the IPO scenario and the sale scenario more heavily favored the IPO scenario compared to the December 31, 2012 valuation due to the fact that as of May 20, 2013 we had begun preparations for an IPO transaction, including preliminary discussions with investment bankers and our legal counsel.

In determining enterprise value for the IPO scenario, which relied on the guideline public company method, we considered the median rate of return for selected life sciences companies that completed IPOs from 2012 through April 2013, which compared the IPO price per share to the last preferred share offering price per share prior to the IPO. We also considered the median multiple of invested capital for these companies at the time of the applicable IPO, as corroboration of the value derived from the use of the median rate of return. In determining enterprise value for the sale scenario, which relied on the guideline public company method, we considered the market capitalization of comparable public companies and then applied a control premium of 25%, which was based on studies of life sciences companies that were acquired from 2010 through January 2013 and management judgment. The comparable companies were selected based on a number of factors, including, but not limited to, the similarity of their industry, business model, financial risk and stage of development to ours. In determining enterprise value for the longer-term liquidity event scenario, which relied on the OPM backsolve method, we calculated using the OPM, an implied equity value that matched the pricing of our December 2012 Series B preferred stock financing, which remained the most recent arm’s-length sale of our capital stock.

For purposes of the May 20, 2013 valuation, we also estimated that the time to completion of an IPO was 0.4 years, the time to completion of a sale transaction was 0.6 years, and the time to a longer-term liquidity event was 2.6 years. The reduction in the time to the various liquidity events compared to our December 31, 2012 valuation was due to the passage of time and, for the IPO scenario, considered our preliminary actions taken in preparation for an IPO. For the longer-term liquidity event scenario, we assumed volatility of 60% based on the weighted average median of the trading volatilities calculated for our publicly traded peer companies for two and three years, based on the expected time to liquidity for our longer-term liquidity event. The three-year median was weighted 60% and the two-year median was weighted 40%.

After arriving at the value of common stock using the hybrid OPM and PWERM approach and the inputs above, a risk-adjusted discount rate of 28% and a discount for lack of marketability of 13% were applied. The risk-adjusted discount rate was determined based on three studies that indicated a range of rates of return required by venture investors for bridge financing or IPO stage companies of 20% to 35%. Our board of directors and management determined the risk-adjusted discount rate for our common stock was 28%, given the rights and preferences of our preferred stock and common stock as well as the preliminary actions taken by us in preparation for an IPO. The 13% discount for lack of marketability was derived based on the output of two protective put option models, indicating a range of 13% to 21%, as well as consideration by our board of directors and management of other factors, including our preliminary actions taken in preparation for an IPO and the increased probability that we would complete a public offering and list on a national exchange, resulting in a reduction in the discount for lack of marketability compared to our December 31, 2012 valuation date. The May 20, 2013 analysis resulted in a valuation of our common stock of $7.89 per share.

Our valuation as of May 20, 2013 also indicated an enterprise value of $76.7 million, an equity value of $101.0 million, and a value of common stock of $7.1 million before application of the 13% discount for lack of marketability.

Option Grants.    The following table summarizes by grant date the number of shares subject to options granted, the related exercise prices of stock options granted, the fair value of common stock underlying the options on date of grant and the per share estimated fair value of the options granted to our employees, directors and non-employee consultants from January 1, 2012 through September 30, 2013:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options(1)		Fair Value of Common Stock on Date of Option Grant	Per Share Estimated Fair Value of Options(2)
May 10, 2012 (non-employee award)	9,225	$2.52		$2.52	$1.95
May 10, 2012	1,845	$2.52		$2.52	$1.54
August 29, 2012	127,367	$2.52		$2.52	$1.54
August 29, 2012	264,945	$2.52		$2.52	$0.89	(3)
April 25, 2013	66,421	$6.59		$6.59	$4.15
May 20, 2013	135,301	$7.89	(4)	$7.89	$5.20

(1)	The Per Share Exercise Price of Options represents the determination by our board of directors of the market value of our common stock on the date of grant, as determined taking into account our most recently available valuation of common stock as well as additional factors, which may have changed since the date of the most recent contemporaneous valuation through the date of grant.
(2)	The Per Share Estimated Fair Value of Options reflects the weighted average fair value of awards granted on each grant date as estimated at the date of grant using the Black-Scholes option-pricing model. This model estimates the fair value using as inputs the exercise price of the award and assumptions of the risk-free interest rate, expected term of the award, expected share price volatility of the underlying common stock, expected dividends on the underlying common stock and the per share fair market value of the underlying common stock.
(3)	On July 16, 2013, in connection with our proposed initial public offering, the board of directors exercised its election to change the vesting conditions of these options from performance-based vesting to time-based vesting. As a result, these options now vest over a four-year period commencing August 29, 2012. The fair value of such options immediately subsequent to this modification was $8.86 per share.
(4)	The stock option was originally granted with an exercise price of $6.59 per share and was subsequently amended to increase the exercise price to $7.89 per share.

Our board of directors determined the fair value of our common stock on each option grant date based on a variety of factors. The following discussion describes the reasons for the fair value determinations by our board of directors and the factors resulting in changes to the fair values over the period from January 1, 2012 through the most recent grant date.

January 1, 2012 to August 29, 2012.    As of May 10, 2012, our board of directors determined that the fair market value of our common stock was $2.52 per share. This determination considered the December 31, 2011 valuation discussed above and the lack of material changes in our business from December 31, 2011 through May 10, 2012, as we continued to operate it in the ordinary course. In particular, at that date, our Phase 2b dose-ranging clinical trial for FX006 remained subject to a clinical hold imposed by the FDA. Due to the lack of material changes in our changes in our business from May 10, 2012 through August 29, 2012, including the continuing imposition of the FX006 clinical hold, our board of directors also determined that the fair market value of our common stock remained at $2.52 per share at each of May 10, 2012 and August 29, 2012.

August 30, 2012 to May 20, 2013.    During the fourth quarter of fiscal 2012, several clinical, operational and infrastructure developments occurred that further increased our readiness for continued clinical development of our product candidates and their commercialization. In this period, there were several positive developments in the clinical trial process. In December 2012, the clinical hold on FX006 was lifted by the FDA without restriction, and we completed a FX006 Phase 2a clinical trial in 24 patients with OA to characterize systemic pharmacokinetic profiles and pharmacodynamics effects on the HPA axis with positive results. In addition, our newly selected contract manufacturer began to transition formulation development, optimization and scale up of the FX006 drug product for late-stage clinical trials and commercialization. Lastly, we raised additional capital of $20.0 million through our Series B convertible preferred stock offering in December 2012. Our Series B convertible preferred stock was sold at a 13% premium over our Series A convertible preferred stock sold in February 2012.

In addition to the developments in our own business, three IPOs in our industry were completed in October 2012. In light of this activity, we evaluated the public market environment and determined that the market conditions were favorable for biopharmaceutical companies. In December 2012, we obtained a third-party valuation of our common stock as one of the factors considered by our board of directors in its determination of the fair value of common stock as of December 31, 2012. As a result of the public market environment, management and our board of directors began to consider an IPO as one of our possible liquidity scenarios. Based on the revised valuation model which now considered the probability weighting of an IPO scenario, a sale scenario and a longer-term liquidity event scenario and the changes in our business, we determined that the fair value of our common stock had increased to $6.59 per share as of December 31, 2012.

Between December 31, 2012 and May 20, 2013, we continued to monitor the public markets for biopharmaceutical companies and developments in our business and industry. In January 2013, we obtained $5.0 million in financing from a credit and security agreement that we entered into with MidCap. On May 16, 2013, we commenced preliminary discussions with investment bankers and our legal counsel about the possibility of preparing for an IPO. Lastly, on May 20, 2013, we hired our new Chief Financial Officer who has significant previous experience as Chief Financial Officer of public biopharmaceutical companies.

The board of directors considered each of these factors and noted that the new debt would result in a decrease in our equity value. In addition, the hiring of the new Chief Financial Officer itself was not an event that would immediately increase the enterprise value of the company. Lastly, while we had taken preliminary actions in preparation for a possible IPO, we had not yet received the FX006 Phase 2b dose-ranging clinical trial results, which would be a significant factor in determining if we pursued an IPO. Based on each of these considerations and the December 31, 2012 valuation analysis, our board of directors determined that the fair market value of our common stock remained at $6.59 per share at each of the April 25, 2013 and May 20, 2013 grant dates.

Subsequent to the May 20, 2013 option grant, in July 2013 we received a third-party valuation analysis prepared as of May 20, 2013, which suggested that the fair market value of our common stock was $7.89 per share. For accounting purposes only, $7.89 per share was used as the fair value of our common stock in determining the grant date fair value of the option granted on May 20, 2013 using the Black-Scholes option-pricing model. Because the option granted on May 20, 2013 originally had an exercise price that was less than the common stock fair value on the grant date for accounting purposes, the fair value of the award determined as of the grant date for stock-based compensation purposes appropriately considered the intrinsic value of the award. The resulting fair value is being recorded as stock-based compensation expense over the requisite service period. Subsequent to the grant date, we and the option holder agreed to increase the exercise price of the stock option granted on May 20, 2013 from $6.59 to $7.89 per share. As this modification did not result in incremental fair value to the award as compared to its fair value at the original grant date, there was no change to the fair value of the award for accounting purposes.

In January 2014, in consultation with the underwriters, we determined the estimated price range for this offering. We note that, as is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value, but was determined primarily by negotiation between us and the underwriters. Among the factors that were considered in setting the price range for this offering were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in our industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for biopharmaceutical companies such as us; and

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

The mid-point of the estimated price range for this offering was determined to be $13.00 per share, as compared to the $7.89 per share fair value we determined for financial accounting purposes with respect to the stock option grants made on May 20, 2013. We believe that the difference in value reflected between the fair value of our common stock as of May 20, 2013 and the mid-point of the estimated price range of this offering is primarily the result of the following subsequent events and circumstances: (i) our receipt in late June 2013 of the positive results from our completed Phase 2b dose-ranging clinical trial of FX006, (ii) our subsequent meetings with the FDA regarding the further development of FX006, (iii) our continued progress in advancing development of FX006, (iv) the fact that the initial public offering price is based only upon a scenario in which we complete this offering and is not probability weighted, in contrast to our prior valuations of common stock, which had to consider multiple potential outcomes, some of which would have resulted in a lower value of our common stock than an initial public offering, (v) the fact that the initial public offering price excludes any discount for lack of marketability of our common stock, which was appropriately taken into account in our board of directors’ determination of the fair value of our common stock in May 2013, (vi) the current state of the equity capital markets and the terms upon which other initial public offerings in our industry have been completed, and (vii) the fact that the completion of this offering would eliminate the current liquidation preference of our convertible preferred stock over our common stock, as well as create liquidity for our common stock.

Based on the initial public offering price of $13.00 per share, the aggregate intrinsic value of stock options outstanding as of September 30, 2013 was $8.4 million, of which $4.3 million related to vested options and $4.1 million related to unvested options.

We have used the factors described above solely for the purposes of evaluating the per share value of our common stock for financial reporting purposes. We caution you not to use any of these factors, including any express or implied suggestion that the price of our shares of common stock following this offering will increase (or decrease) in correlation with other development stage biopharmaceutical companies or other biopharmaceutical companies developing pain therapies, for any other purpose such as deciding whether to invest in our common stock. Before investing in our common stock, you should carefully read this entire prospectus and consider, among other things, the matters described under “Risk Factors.”

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Results of Operations

Comparison of the Nine Months Ended September 30, 2013 and 2012

The following table summarizes our results of operations for the nine months ended September 30, 2013 and 2012 (certain items may not foot due to rounding):

	Nine Months Ended September 30,		Change
	2013	2012
	(in thousands)
Revenue	$—	$—	$—
Operating expenses:
Research and development	8,825	8,064	761
General and administrative	5,363	2,842	2,521

Total operating expenses	14,188	10,906	3,282

Loss from operations	(14,188)	(10,906)	(3,282)

Other income (expense):
Interest income	219	147	72
Interest expense	(335)	—	(335)
Other expense	(192)	(126)	(66)

Total other income (expense)	(308)	21	(329)

Net loss	$(14,496)	$(10,885)	$(3,611)

Research and Development Expenses

	Nine Months Ended September 30,		Change
	2013	2012
	(in thousands)
Direct research and development expenses by program:
FX006	$4,234	$4,393	$(159)
FX007	316	52	264
FX005	1,631	1,811	(180)

Total direct research and development expenses	6,181	6,256	(75)
Personnel and other costs	2,644	1,808	836

Total research and development expenses	$8,825	$8,064	$761

Research and development expenses were $8.8 million and $8.1 million for the nine months ended September 30, 2013 and 2012, respectively. The increase in research and development expenses period over period of $0.8 million, or 9.4%, was primarily due to increases of $0.3 million in development expenses related to our FX007 program, offset by decreases of $0.2 million and $0.1 million in development expenses related to our FX005 and FX006 programs, respectively, and an increase of $0.8 million in personnel and other costs. The increase of $0.3 million in FX007 program expenses was related to our preclinical proof of concept studies. The decrease of $0.2 million in FX005 program expenses was related to the conclusion of our Phase 2a proof of concept clinical trial, which occurred during the nine months ended September 30, 2012. The decrease of $0.1 million in FX006 program expenses was due to decreases to expenses of $0.5 million related to additional toxicology studies conducted during the nine months ended September 30, 2012 and a decrease in clinical trial costs of $0.2 million related to our Phase 2b dose-ranging clinical trial, which commenced in June 2012 and concluded during the nine months ended September 30, 2013. The decreases in FX006 program expenses were partially offset by an increase in expenses of $0.6 million for costs related to our transition to our new manufacturer for FX006. The increase of $0.8 million in personnel and other costs was related to increased salary and related benefit costs due to an increase in headcount compared to the prior period.

General and Administrative Expenses

General and administrative expenses were $5.4 million and $2.8 million for the nine months ended September 30, 2013 and 2012, respectively. The increase in general and administrative expenses period over period of $2.6 million, or 88.7%, was primarily due to an increase of $1.3 million in salary and related costs due to an increase in headcount as compared to the prior period, an increase of $0.8 million in legal fees related to corporate legal activity and patents for our intellectual property, and an increase of $0.5 million in professional fees primarily related to our financial statement audit.

Other Income (Expense)

Interest income was $0.2 million and $0.1 million for the nine months ended September 30, 2013 and 2012, respectively. The increase of $0.1 million period over period was related to interest earned on our increased cash balances from our borrowings under the credit facility and our Series B preferred stock offering in December 2012.

Interest expense was $0.3 million for the nine months ended September 30, 2013. No interest expense was incurred for the nine months ended September 30, 2012. The increase of $0.3 million was due to the interest incurred on $5.0 million of borrowings under our credit facility, which we obtained in January 2013.

Other expense consists of the net amortization of premiums related to our marketable securities.

Comparison of the Years Ended December 31, 2012 and 2011

The following table summarizes our results of operations for the years ended December 31, 2012 and 2011 (certain items may not foot due to rounding):

	Year Ended December 31,		Change
	2012	2011
	(in thousands)
Revenue	$—	$—	$—
Operating expenses:
Research and development	11,065	8,241	2,824
General and administrative	3,947	3,047	900

Total operating expenses	15,012	11,288	3,724

Loss from operations	(15,012)	(11,288)	(3,724)

Other income (expense):
Interest income	194	173	21
Other expense	(164)	(332)	168

Total other income (expense)	30	(159)	189

Net loss	$(14,982)	$(11,447)	$(3,535)

Research and Development Expenses

	Year Ended December 31,		Change
	2012	2011
	(in thousands)
Direct research and development expenses by program:
FX006	$6,365	$2,611	$3,754
FX007	52	89	(37)
FX005	2,074	3,195	(1,121)

Total direct research and development expenses	8,491	5,895	2,596
Personnel and other costs	2,574	2,346	228

Total research and development expenses	$11,065	$8,241	$2,824

Research and development expenses were $11.1 million and $8.2 million for the years ended December 31, 2012 and 2011, respectively. The increase in research and development expenses year over year of $2.8 million, or 34%, was primarily due to an increase of $3.8 million in development expense related to our FX006 program and an increase of $0.2 million in personnel and other costs, both offset by a decrease in development expenses related to our FX005 program. The increase of $3.8 million in FX006 program expenses related to expenses for our Phase 2a clinical trial, which commenced in July 2012, and our Phase 2b dose-ranging clinical trial, which commenced in June 2012; additional toxicology studies conducted during the year ended 2012; and increased material costs related to our clinical trials. The increase of $0.2 million in personnel and other costs primarily related to increased consulting costs and sponsored research costs. The decrease of $1.1 million in FX005 program expenses was due to the completion of the Phase 2a proof of concept clinical trial in April 2012.

General and Administrative Expenses

General and administrative expenses were $3.9 million and $3.0 million for the years ended December 31, 2012 and 2011, respectively. The increase in general and administrative expenses year over year of $0.9 million, or 30%, was primarily due to an increase of $0.6 million in salary and related costs from an increase in headcount, primarily related to the hiring of our Chief Business Officer in May 2012, and $0.3 million in legal fees related to patents for our intellectual property and to corporate matters.

Other Income (Expense)

Interest income was $0.2 million and $0.2 million for the years ended December 31, 2012 and 2011, respectively. Interest income was consistent year over year.

Other expense was $0.2 million and $0.3 million for the years ended December 31, 2012 and 2011, respectively. The decrease of $0.1 million, or 51%, related to $0.2 million of Swiss business tax we paid in 2011, offset by an increase of $0.1 million in net amortization of premiums on our marketable securities.

Liquidity and Capital Resources

To date, we have not generated any revenue and have incurred losses since our inception in 2007. As of September 30, 2013, we had an accumulated deficit of $62.5 million. We anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may seek to obtain through one or more equity offerings, debt financings, government or other third-party funding, and licensing or collaboration arrangements.

Since our inception through September 30, 2013, we have funded our operations principally through the receipt of funds from the private placement of $80.0 million of equity and debt securities. As of September 30, 2013, we had cash and cash equivalents of $13.5 million and marketable securities of $7.5 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to capital preservation.

Indebtedness

In January 2013, we entered into a credit and security agreement with MidCap and drew down the full $5.0 million under the facility. The interest rate under the credit and security agreement is fixed at 8.0% per annum. The term of the term loan is 45 months, including an interest-only period for the initial 15 months. Principal and accrued interest are payable in 30 equal monthly installments beginning April 1, 2014. Any unpaid amounts mature and become payable on September 1, 2016.

The agreement contains various covenants that limit our ability to engage in specified types of transactions. We were in compliance with all such covenants as of September 30, 2013.

Cash Flows

The following table shows a summary of our cash flows for each of the years ended December 31, 2012 and 2011 and the nine months ended September 30, 2013 and 2012:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
	(in thousands)
Cash flows used in operating activities	$(13,980)	$(10,350)	$(12,657)	$(10,690)
Cash flows provided by (used in) investing activities	(9,534)	(4,102)	8,388	(861)
Cash flows provided by financing activities	32,992	13,000	4,905	13,082

Net increase (decrease) in cash and cash equivalents	$9,478	$(1,452)	$636	$1,531

Operating Activities.    Operating activities used $14.0 million of cash in 2012. The cash flow used in operating activities resulted primarily from our net loss of $15.0 million for the year, offset by net non-cash charges of $0.3 million and net cash provided by changes in our operating assets and liabilities of $0.7 million. Our non-cash charges consisted of $0.2 million related to depreciation expense and amortization of premiums on marketable securities and $0.1 million of stock-based compensation expense. Net cash provided by changes in our operating assets and liabilities consisted primarily of a $1.1 million increase in our accrued expenses and other current liabilities, partially offset by a $0.2 million increase in prepaid expenses and other current assets and a $0.2 million decrease in our accounts payable. The increase in accrued expenses and other current liabilities was primarily attributable to the increase in expenses related to clinical research and contract manufacturing services. The increase in our prepaid expenses and other current assets was primarily due to prepayments we made for legal services related to our patent filings. The decrease in our accounts payable was primarily due to the timing of our payments to manufacturers and CROs.

Operating activities used $10.3 million of cash in 2011. The cash flow used in operating activities resulted primarily from our net loss of $11.4 million for the year, offset by net non-cash charges of $0.5 million and net cash provided by changes in our operating assets and liabilities of $0.6 million. Our non-cash charges primarily consisted of $0.2 million related to depreciation expense and amortization of premiums on marketable securities, $0.2 million related to a loss on disposal of property and equipment and $0.1 million of stock-based compensation expense. Net cash provided by changes in our operating assets and liabilities consisted primarily of a $0.5 million increase in our accounts payable and a $0.2 million decrease in prepaid expenses and other current assets, all partially offset by a $0.1 million decrease in accrued expenses and other current liabilities. The increase in our accounts payable was primarily due to the timing of our payments to manufacturers and CROs. The decrease in our prepaid expenses and other current assets was primarily due to the collection in 2011 of our research and development tax credit receivable, which we initially recorded in 2010.

Operating activities used $12.7 million of cash in the nine months ended September 30, 2013. The cash flow used in operating activities resulted primarily from our net loss of $14.5 million for the period, offset by net non-cash charges of $1.0 million and cash provided by changes in our operating assets and liabilities of $0.8 million. Our non-cash charges consisted of $0.2 million related to depreciation expense and amortization of premiums on marketable securities and $0.8 million of stock-based compensation expense. Net cash provided by changes in our operating assets and liabilities consisted primarily of a $0.1 million increase in accrued expenses and other current liabilities, a $0.3 million increase in accounts payable, and a $0.4 million decrease in prepaid expenses and other current assets. The increase in our accrued expenses and other current liabilities was primarily attributable to the increase in expenses related to clinical research and contract manufacturing services. The increase in our accounts payable was primarily due to the timing of our payments to manufacturers and CROs. The decrease in our prepaid expenses and other current assets was primarily due to a $0.1 million decrease in prepaid patent application fees for FX006, which were expensed in 2013 when the applications were filed; a $0.1 million reduction in interest receivable on our marketable securities, which decreased during the period; a decrease in prepaid expenses related to the conclusion in 2013 of our Phase 2b dose-ranging clinical trial of FX006; and the refund of a security deposit resulting from our office move.

Operating activities used $10.7 million of cash in the nine months ended September 30, 2012. The cash flow used in operating activities resulted primarily from our net loss of $10.9 million for the period, offset by net non-cash charges of $0.2 million. Our non-cash charges consisted primarily of $0.1 million related to depreciation expense and amortization of premiums on marketable securities. Net cash provided by changes in our operating assets and liabilities consisted primarily of a $0.5 million decrease in accounts payable, offset by a $0.5 million increase in accrued expenses and other current liabilities. The decrease in our accounts payable was primarily due to the timing of our payments to manufacturers and CROs. The increase in our accrued expenses and other current liabilities was primarily attributable to the increase in expenses related to clinical research and contract manufacturing services.

Investing Activities.    Net cash used in investing activities was $9.5 million and $4.1 million in the years ended December 31, 2012 and 2011, respectively. Net cash used in investing activities consisted primarily of cash paid to purchase marketable securities of $28.5 million and $16.8 million in 2012 and 2011, respectively, partially offset by cash received from the redemption of marketable securities of $19.0 million and $12.8 million in 2012 and 2011, respectively.

Net cash provided by investing activities was $8.4 million in the nine months ended September 30, 2013, as compared to net cash used in investing activities of $0.9 million in the nine months ended September 30, 2012. Net cash provided by investing activities in the nine months ended September 30, 2013 consisted primarily of cash received from the redemption of marketable securities of $23.9 million, partially offset by cash used for the purchase of marketable securities of $15.0 million and to purchase property and equipment of $0.4 million. Net cash used in investing activities in the nine months ended September 30, 2012 consisted primarily of cash paid to purchase marketable securities of $13.4 million, partially offset by the cash received from the redemption of marketable securities of $12.6 million.

Financing Activities.    Net cash provided by financing activities was $33.0 million and $13.0 million in the years ended December 31, 2012 and 2011, respectively. Net cash provided by financing activities in the year ended December 31, 2012 primarily consisted of $13.1 million received from the sale of Series A preferred stock net of issuance costs and $19.9 million received from the sale of Series B preferred stock net of issuance costs. Net cash provided by financing activities in the year ended December 31, 2011 primarily consisted of $13.0 million from the sale of Series A preferred stock, net of issuance costs.

Net cash provided by financing activities was $4.9 million and $13.1 million in the nine months ended September 30, 2013 and 2012, respectively. Net cash provided by financing activities in the nine months ended September 30, 2013 consisted of $5.0 million in proceeds from borrowings under our term loan, partially offset by the payment of legal and accounting fees incurred in connection with our initial public offering. Net cash provided by financing activities in the nine months ended September 30, 2012 consisted of $13.1 million from the sale of Series A preferred stock, net of issuance costs.

Future Funding Requirements

To date, we have not generated any revenue. We do not know when, or if, we will generate any revenue from product sales or otherwise. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize FX006 or any of our other product candidates. At the same time, we expect our expenses to increase in connection with our ongoing development activities, particularly as we continue the development and clinical trials of, and seek regulatory approval for, our product candidates. Upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of our product candidates, we expect to incur significant commercialization expenses for product sales, marketing and manufacturing. We anticipate that we will need substantial additional funding in connection with our continuing operations.

Based upon our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital requirements at least into late 2015, including through the completion of our planned FX006 confirmatory Phase 2b clinical trial, which we expect to initiate in the second quarter of 2014, and our planned FX007 proof of concept clinical trial, which we plan to initiate in the second half of 2014, as well as initiation of a planned repeat dose safety clinical trial for FX006 and potential Phase 3 development. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our product candidates.

Our future capital requirements will depend on many factors, including:

•	the outcome, costs and timing of seeking and obtaining FDA and any other regulatory approvals;

•	the ability of our product candidates to progress through clinical development successfully;

•	our need to expand our development activities;

•	the costs associated with securing and establishing sales and marketing capabilities;

•	the costs associated with manufacturing our product candidates for commercial distribution;

•	the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

•

our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	our need and ability to hire additional management and scientific and medical personnel;

•	the effect of competing technological and market developments;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

•	the economic and other terms, timing and success of our existing licensing arrangements and any collaboration, licensing or other arrangements into which we may enter in the future.

Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our cash needs through a combination of equity offerings, debt financings, government or other third-party funding, and licensing or collaboration arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our common stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at September 30, 2013:

	Payments Due By Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
	(in thousands)
Long-term debt (including interest)(1)	$5,901	$1,388	$4,513	$—	$—
Operating lease obligations(2)	843	232	611	—	—

Total(3)	$6,744	$1,620	$5,124	$—	$—

(1)	Represents the contractually required principal and interest payments on our credit facility in accordance with the required payment schedule. Amounts associated with future interest payments to be made were calculated using the fixed interest rate of 8.0% per annum.
(2)	Represents the contractually required payments under our operating lease obligations in existence as of September 30, 2013 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease terms at the expiration date of their initial terms.
(3)	Milestone payments of up to $184.0 million will become due under our agreements with AstraZeneca as we achieve regulatory and commercial milestones. In addition, we will pay tiered royalties on product sales. We have not included these amounts in this table as we cannot estimate or predict when, or if, those amounts will become due.

The table above reflects only payment obligations that are fixed or determinable. We enter into contracts in the normal course of business with CROs for clinical trials and clinical supply manufacturing, and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements.

Recent Issued and Adopted Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board, or FASB, issued guidance to provide information about the amounts reclassified out of accumulated other comprehensive income, or AOCI, by component. An entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. On January 1, 2013, we adopted this standard, which had no impact on our financial position, results of operations or cash flows.

In July 2012, the FASB issued Accounting Standards Update (ASU) 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. The guidance allows companies, at their option, to perform a qualitative assessment of indefinite-lived assets to determine if it is more likely than not that the fair value of the assets exceeds its carrying value. If analysis of the qualitative factors results in the fair value of the indefinite-lived asset exceeding the carrying value, then performing the quantitative assessment is not required. This guidance is effective for interim and annual periods beginning after December 15, 2012. We adopted this standard on January 1, 2013, and it had no impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued an amendment to the accounting guidance for presentation of comprehensive income. Under the amended guidance, a company may present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either case, a company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The amendment is effective for fiscal years ending, and interim periods within those years, beginning after December 15, 2011, and is applied retrospectively. We adopted this amendment in our consolidated financial statements appearing elsewhere in this prospectus by presenting comprehensive loss in a single continuous statement along with net loss.

In May 2011, the FASB issued amended guidance on fair value measurements. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This accounting standard was effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. We adopted this standard on January 1, 2012, and it had no impact on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure About Market Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10.0% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates on our investment portfolio.

We have borrowed $5.0 million under our credit facility. Amounts outstanding under the credit facility bear interest at a fixed rate equal to 8.0% per annum.

We do not believe that our cash, cash equivalents and marketable securities have significant risk of default or illiquidity. While we believe our cash and cash equivalents and certificates of deposit do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

BUSINESS

Overview

We are a specialty pharmaceutical company focused on the development and commercialization of novel, long-acting, injectable pain therapies. We are targeting anti-inflammatory and analgesic therapies for the treatment of patients with musculoskeletal conditions, beginning with osteoarthritis, a type of degenerative arthritis, referred to as OA. Our broad and diversified portfolio of product candidates addresses the OA pain treatment spectrum, from moderate to severe pain, and provides us with multiple opportunities to achieve our goal of commercializing novel, patient-focused pain therapies.

Our lead product candidate, FX006, is a first-in-class injectable, sustained-release, intra-articular, meaning “in the joint,” or IA, steroid treatment for patients with moderate to severe OA pain. FX006 was specifically designed to address the limitations of current IA therapies by providing long-lasting, local analgesia while avoiding systemic side effects, which are effects that occur throughout the body as a result of drug that is released from the site of injection into circulating blood. In a completed Phase 2b dose-ranging clinical trial, FX006 has demonstrated clinically meaningful and significantly better pain relief compared to the current injectable standard of care. Before pursuing Phase 3 clinical development, we expect to initiate a confirmatory Phase 2b clinical trial in the second quarter of 2014 to further identify a safe and well-tolerated dose of FX006 that demonstrates superior pain relief to placebo. We are also currently conducting a synovial fluid pharmacokinetic clinical trial to measure the duration that FX006 remains in the joint, which will inform us on the dosing regimen for a planned repeat dose safety clinical trial to assess when repeat dosing of FX006 can be safely administered.

We believe that FX006 has the potential to be a superior front line injectable treatment for OA pain management compared to existing therapies by providing safe, more effective and sustained pain relief to patients. We believe the following attributes make FX006 an attractive development candidate:

•	A first-in-class injectable, IA, sustained-release treatment for patients with moderate to severe OA pain that has demonstrated in clinical trials to date:

-	clinically meaningful and significantly better pain relief

-	persistent therapeutic concentrations of drug in the joint and durable efficacy

-	an attractive safety profile with limited systemic exposures and the potential for fewer side effects

•	Amongst the largest analgesic effects seen in OA clinical trials

•	Strong proprietary position through a combination of patents, trade secrets and proprietary know-how, as well as eligibility for marketing exclusivity

•	Well-defined 505(b)(2) regulatory pathway seeking approval for the identical dose of the already approved immediate-release steroid

•	Familiarity of orthopedists and rheumatologists with IA injections utilizing the same steroid in the same dose

•

Potential for pharmacoeconomic benefits due to superior efficacy and durability and the potential to delay costly and invasive total joint replacement, also referred to as total joint arthroplasty, or TJA.

We are currently developing two additional product candidates, FX007 for post-operative pain and FX005 to treat end-stage OA patients. FX007 is a locally administered TrkA receptor antagonist that is designed to provide persistent relief of post-operative pain, including in patients who have undergone TJA. We plan to file an Investigational New Drug application, or IND, for FX007 in the first half of 2014. To treat end-stage OA patients, we are developing FX005, a sustained-release p38 MAP, or mitogen-activated protein, kinase inhibitor which has both analgesic and anti-inflammatory effects. FX005 successfully completed a Phase 2a proof of concept clinical trial demonstrating significant pain relief and function improvement.

We have worldwide commercialization rights to all of our therapeutic candidates. We intend to market our products in the United States through our own sales force targeting specialty physicians, including orthopedists and rheumatologists. Outside of the United States, we are exploring selective partnerships with third parties for the development and commercialization of our product candidates. Each of our product candidates and our poly lactic-co-glycolic acid, referred to as PLGA, formulation technology is protected through a combination of patents, trade secrets and proprietary know-how, and we intend to seek marketing exclusivity for any approved products.

OA is a type of degenerative arthritis that is caused by the progressive breakdown and eventual loss of cartilage in one or more joints. Arthritis is the most common cause of disability in the United States and OA is the most common joint disease, affecting 27 million Americans, with numbers expected to grow as a result of aging, obesity and sports injuries. Recent data suggest that OA accounts for over $185 billion of annual healthcare expenditures in the United States, which does not include loss of productivity costs. We estimate that by 2030, 45 million people will have OA. OA commonly affects large weight-bearing joints like the knees and hips, but also occurs in the shoulders, hands, feet and spine. Patients with OA suffer from joint pain, tenderness, stiffness and limited movement. As the disease progresses, it becomes increasingly painful and debilitating, culminating, in many cases, in the need for TJA.

Current therapies for OA are suboptimal, and, because there is no cure for the disease, controlling pain and delaying surgery are the primary goals for treatment regimens. Oral drugs, such as non-steroidal anti-inflammatory drugs, or NSAIDs, including COX II inhibitors and Cymbalta, as well as topical NSAIDs, are used to treat early-stage OA pain but have limited effect on pain and, given the amount and frequency of use in OA patients, are associated with serious side effects. For example, NSAIDs have shown increased risk of serious cardiovascular (CV) thrombotic events, myocardial infarction, and stroke. Furthermore, this class of drugs can cause serious gastrointestinal (GI) adverse events including bleeding, ulceration, and perforation of the stomach or intestines. These serious side effects are particularly worrisome because OA patients often have concominant medication conditions, which are other medical conditions that occur at the same time as the OA. Examples of concomitant medical conditions in the population of patients with OA include diabetes and hypertension. For patients with moderate to severe OA pain, IA medicines, such as immediate-release, steroids and hyaluronic acid, or HA, injected into the joint, are generally considered safe, but leave the joint rapidly and fail to produce or maintain meaningful pain relief. For patients who progress to end-stage OA, physicians prescribe opioids, which have numerous systemic side effects, such as respiratory depression, hypotension and constipation, and cause a higher incidence of falls and fractures in older OA patients. As a result of these suboptimal therapies, many OA patients experience persistent and worsening pain, which ultimately results in the decision for TJA, a painful and expensive procedure. Further, because the initial joint replacement wears out over time, the younger the patient is at the time of the joint replacement, the more likely it is that they will require repeat surgery in their lifetime.

According to IMS Health, each year approximately nine million patients in the United States receive IA injection treatments in the knee, hip, shoulder, hand, foot and spine. Our clinical trials to date have treated patients with knee OA, which represents the most common joint treated with IA therapies for OA. In 2012, the number of patients that received knee injections of IA steroids increased approximately 12% to three million patients. We estimate that an additional 1.3 million patients received knee injections of IA HA, which the U.S. Food and Drug Administration, or FDA, has approved for use only in the knee. Sales of HA in the United States grew over 6% to approximately $690 million in 2012, 93% of which were related to knee therapy. Worldwide, HA sales are approaching $2 billion. Our projections indicate that by 2030 approximately 23.5 million of the 45 million OA patients will have knee OA.

Our team consists of highly experienced industry veterans who have a successful history of developing and commercializing novel therapeutics. Our co-founders, President and Chief Executive Officer, Dr. Michael Clayman, and Chief Medical Officer, Dr. Neil Bodick, have particular capability in both rapidly progressing new drugs to meaningful clinical proof of concept and in conducting successful pivotal registration programs. At Eli Lilly and Company they created and led Chorus, a proof-of-concept, or PoC, accelerator, which established industry-leading standards for safely, rapidly and cost-effectively advancing new molecular entities, or NMEs, including a novel drug targeted at pain relief, to important value inflection points. As the leader of Global Regulatory Affairs at Eli Lilly, Dr. Clayman oversaw the submission and/or approval of seven NMEs.

Our Strategy

Our goal is to cost-effectively develop and commercialize novel therapies that will provide safe, substantial and sustained analgesia, or pain relief. Initially, we intend to develop a diverse portfolio of product candidates for the treatment of OA pain where we believe there is a significant unmet need. The principal elements of our strategy to accomplish this goal are the following:

•

Focus on novel product candidates that provide long-lasting analgesia locally while avoiding systemic side effects.    We intend to develop anti-inflammatory and analgesic therapies for the treatment of patients with musculoskeletal conditions, beginning with OA. Many OA patients will eventually require IA injection therapies to control their pain as the disease progresses. While the benefits of HA injections generally last for a longer period of time than steroid injections, they are only marginally more effective than placebo. As a result, we believe there is a significant unmet medical need for persistent, effective and safe OA pain relief that can be addressed by IA sustained-release injection therapies. We have therefore formulated our IA product candidates, FX006 and FX005, with the goal of achieving effective drug concentrations in the joint for months while potentially avoiding significant plasma concentrations of drug that have been linked to systemic side effects. FX007 is being developed to treat post-operative pain. FX007’s low solubility characteristics should allow it to remain in the tissues for a sufficient period of time to effectively treat patients experiencing post-operative pain.

•

Mitigate development risk and expedite regulatory timeline to product approval.    We seek to mitigate development risk by selecting product candidates with validated mechanisms of action. Each of our product candidates also utilizes a unique mechanism of action for achieving analgesia and/or anti-inflammatory effects, which diversifies development risk across multiple targets. In addition, for FX006 and FX005, our sustained-release technology employs PLGA delivery systems, which are already used in approved sustained-release drug products outside of OA and in approved surgical devices. We believe that for FX006, specifically, the Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FDCA, registration pathway is an expeditious, cost-effective means to seek product approval, as well as potentially to expand indications for this product candidate. Section 505(b)(2) of the FDCA enables the applicant to rely, in part, on published literature or the FDA’s findings of safety and efficacy for an existing product in support of its application.

•

Target multiple points in the OA pain treatment spectrum.    To maximize the likelihood of bringing products to market successfully, each of our three product candidates targets different elements of the OA treatment continuum. We are developing FX006 for front line IA therapy in patients with moderate to severe OA pain, FX005 for patients who progress to end-stage disease and FX007 for patients with post-operative pain, including those undergoing TJAs.

•

Retain commercial rights in the United States and selectively partner outside of the United States.    Because IA therapies in the United States are administered by a relatively small number of specialists, particularly orthopedists and rheumatologists, we believe that we can cost-effectively commercialize our product candidates, if approved, with our own specialty sales and marketing organization in the United States, and thereby retain more of the commercial value of these product candidates. In prior years, Genzyme Corp., which has been acquired by Sanofi, supported sales of Synvisc utilizing a sales force of approximately 100 representatives. We believe we can establish an effective U.S. commercial organization with our own specialty sales force of approximately 60 to 100 representatives that target orthopedists and rheumatologists. Outside of the United States, we are exploring selective partnerships with third parties for the development and commercialization of our product candidates.

•	Leverage our management team’s expertise to develop and commercialize our product portfolio. Our co-founders, Dr. Clayman and Dr. Bodick, have significant capability, developed during their combined

35 years at Eli Lilly and Company, in both rapidly progressing new drugs to meaningful clinical proof of concept and in conducting successful pivotal registration programs. Our senior management team includes members who are highly capable in the design and implementation of efficient and effective drug development programs and who have experience building sales forces and bringing new therapies to market. By maintaining a relatively small employee base and focusing on a select group of drug candidates, we are able to cost-effectively advance our development programs, while enabling our leadership team to remain closely involved in the development process and decision-making.

Osteoarthritis

Overview

OA, also referred to as degenerative joint disease, is the most common joint disease in the United States, affecting 27 million Americans, with numbers expected to grow as a result of aging, obesity and sports injuries.

•

With the U.S. population between the ages of 45 and 64 having grown 31.5% from 2000 through 2010 and accounting for 26.4% of the total population, we expect changing demographics will likely contribute to a growing number of OA patients.

•	Approximately 35.0% of U.S. adults are obese, which increases the risk of developing OA.

•	Knee injury is common, particularly amongst young athletes, and increases the risk of developing OA by more than fivefold.

As an example, one in two Americans is expected to develop symptomatic knee OA, the most common form of OA, during their lifetime, according to the U.S. Centers for Disease Control and Prevention. Recent research estimates that the average age of physician-diagnosed knee OA has fallen by 16 years, from age 72 in the 1990s to age 56 in the 2010s. According to the same research, Americans between the ages of 35 and 84 in the early 2010s will account for approximately 6.5 million new cases of knee OA over the next decade.

There is no cure for OA. As a result, current treatments are intended to address symptoms, in particular relief of pain and improvement in functional status, and to delay TJA. The therapeutic regimen for OA becomes increasingly invasive with progression of the disease, culminating, in many cases, in TJA. In addition, because patients are being diagnosed with OA earlier in their lives, many patients will require repeat TJAs.

Current Treatments for OA

Early-Stage OA Treatments.    In early disease, treatment begins with non-pharmacologic therapy including exercise, weight control and physical therapy. As the disease progresses, physicians prescribe pharmacologic therapy, beginning with acetaminophen and progressing to oral NSAIDs, including COX II inhibitors, topical NSAIDs or Cymbalta. Available oral therapies have serious side effects. For example, Cymbalta may have a role in worsening depression and the emergence of suicidality in certain patients. In addition to their serious side effects, oral drugs provide limited pain relief and eventually become insufficient to control OA pain for many patients as the disease progresses.

IA Injection Treatments.    When non-pharmacologic therapy and oral pain medications prove inadequate, physicians typically transition patients to IA injections. Steroids are first line IA therapy and when steroid therapy does not provide sufficiently durable pain relief, patients may progress to IA HA, a significantly more expensive, but reimbursable, therapy with only marginally greater effect than placebo. TCA, the steroid used in FX006, is amongst the most commonly prescribed IA steroid injection. In 2012, the number of patients that received injections in the knee, the most commonly injected joint, of steroids increased approximately 12.0% to 3 million patients. Sales of HA in the United States grew over 6.0% in 2012. We estimate that approximately 1.3 million patients received knee injections of HA in 2012. Sales of HA in the United States are over $690 million, with a cost to the patient per treatment ranging from $500 to $1,000. Worldwide, HA sales are approaching $2 billion.

End-Stage Treatments.    When patients progress to the point where IA injection therapies fail to adequately control OA pain, physicians may prescribe opioids as a medicine of last resort.

TJA and Post-Operative Pain Treatments.    Due to severe pain that can no longer be controlled therapeutically, many patients opt to have TJA, which is costly and painful. One of the most prevalent TJA procedures in the United States is total knee arthroplasty. Compared to existing drug therapy, total knee arthroplasty is very expensive, costing between $25,000 and $35,000 on average, and as many as 20.0% of patients are dissatisfied with the outcome of this procedure. The earlier a patient receives TJA, the more likely the patient may need repeat replacement surgery in following years. In 2009, inpatient costs exceeded $9 billion per year in the United States for total knee arthroplasty alone and based on some estimates the number of total knee arthroplasties is expected to increase sixfold between 2011 and 2030. Our own market research has indicated that healthcare payors would be willing to reimburse additional OA therapies that have the potential to delay the need for TJA.

Limitations of Current Treatments for OA

Current therapies for OA are suboptimal. Oral drugs, such as NSAIDs, while they may offer adequate analgesia for early-stage OA pain, are associated with serious side effects such as gastrointestinal bleeding and cardiovascular events, and, importantly, are eventually ineffective at managing OA pain as the disease progresses.

IA therapies, including steroids and HA preparations, are generally well-tolerated but provide pain relief that is insufficient or inadequate in duration. All IA therapies approved for OA are immediate-release suspensions or solutions that leave the joint within hours to days and are absorbed systemically, which may result in undesirable side effects. For example, IA immediate-release steroid injections are associated with elevation of blood glucose in diabetics, which can be of clinical concern. As a result, while IA steroids demonstrate large initial analgesic effects relative to other therapies, pain relief typically wanes after several weeks. In addition, current standards of care dictate that IA steroid suspensions not be administered more frequently than once every three months. Based on internal analysis, we believe approximately 44.0% of patients receiving IA immediate-release steroids are unsatisfied with the duration of benefit. Due to the fact that current IA steroids result in rapid drug diffusion from the joint, they also cause systemic drug exposure and can result in unintended side effects.

Despite 2012 U.S. sales of over $690 million, IA HA therapies, which are approved only for treatment in the knee, produce only marginally more effective pain relief when compared to placebo and may have no discernible effect on a patient’s ability to carry out their daily activities. In treatment guidelines for knee OA published in

May 2013, the American Academy of Orthopedic Surgeons concluded that current published studies do not show any clinically effective response for HA injections. As a result, the guidelines do not recommend HA treatment for symptomatic knee OA.

For patients with advanced disease, opioids are the medicine of last resort. Opioids, however, are associated with significant side effects, particularly when administered chronically. These side effects include serious dependency and abuse potential, respiratory depression and cardiac events and, increasingly, deaths from unintentional overdose.

For patients undergoing surgery, control of post-operative pain is an important priority. Numerous post-operative pain treatments exist, including local administration with the combination of existing drugs at the time of surgical wound closure, opioids, intravenous acetaminophen and NSAIDs and femoral nerve blocks but these all have limitations in terms of inadequate magnitude and duration of pain relief, troublesome side-effects, such as increased risk of CV and GI events, or functional impairment.

Current therapies, such as NSAIDs, addressing the OA pain treatment spectrum have efficacy limitations and systemic side effects, such as increased risk of CV and GI events, and do not adequately address the desire among physicians and healthcare payors to manage pain for longer periods of time, which can delay TJA. In addition, existing pain therapies provide suboptimal post-operative pain relief. As such, we believe there is a significant commercial opportunity for (i) a front line IA therapy that is well-tolerated and can deliver significant and durable analgesia to patients with moderate to severe pain, (ii) a novel and potent analgesic IA therapy that can provide safe and effective pain relief for end-stage OA patients prior to TJA, and (iii) a novel therapy that safely provides persistent post-operative pain relief.

The Flexion Portfolio

Our product candidates are designed to deliver established anti-inflammatory and analgesic effects directly to the site of disease, optimizing sustained local drug concentration to achieve a durable and clinically meaningful response. These product candidates are also designed to limit systemic exposure to the drugs and minimize systemic toxicities, a major concern in the many OA patients with comorbidities, which are medical conditions other than OA occurring at the same time. We believe that our portfolio of product candidates has the potential to offer safe, durable pain relief and functional improvement for patients across the OA pain treatment spectrum. Moreover, by more effectively controlling and reducing pain over longer periods of time, our therapies, notably FX006, may result in delaying costly TJA procedures in OA patients.

Our sustained-release technology allows us to encapsulate pharmaceuticals in PLGA microspheres for administration of FX006 and FX005. PLGA is a proven sustained-release delivery vehicle that is metabolized to carbon dioxide and water as it releases drug in the IA space and has been used in approved drug products and surgical devices. The technology is designed to enable novel formulations of pharmaceuticals by providing controlled, sustained release of drugs over time and the physical properties of the polymer-drug matrix can be varied to achieve specified drug loads and release rates. Key to the success of our IA therapies is the ability to maintain persistent therapeutic concentrations of drug in the joint, while minimizing systemic exposure. We believe we are the first company to administer PLGA microspheres into a human joint, and preclinical and clinical data suggest that FX006, as well as FX005, may provide local therapeutic concentrations that could last for at least three months and result in very low systemic concentrations of drug. The Phase 2a clinical trial of FX006 provides direct evidence that following a single injection, high levels of TCA are maintained locally (in the joint) for at least six weeks, while very low concentrations of TCA enter systemic circulation. Furthermore, clinical data from the completed Phase 2b dose-ranging clinical trial of FX006 and the Phase 2a clinical trial of FX005 suggest that following a single injection, both drug candidates have the potential to sustain local pain relief and functional improvement for 12 weeks while producing very low systemic concentrations. Together these data suggest that the local delivery of drug from PLGA microspheres produced by FX006 and FX005 have the potential to sustain prolonged, local therapeutic effects while reducing the potential for systemic side effects.

Our portfolio currently consists of three product candidates which address the OA treatment spectrum:

•

FX006 is an intra-articular, sustained-release TCA that was specifically designed to address the limitations of current IA therapies by providing long lasting, local analgesia while avoiding systemic side effects. In a completed Phase 2b dose-ranging clinical trial, FX006 demonstrated clinically meaningful and significantly better pain relief compared to the current standard of care and was very well-tolerated.

•	FX007 is a preclinical, small-molecule TrkA receptor antagonist designed to address post-operative pain. We plan to file an IND for FX007 in the first half of 2014.

•

FX005 is a sustained-release p38 MAP, or mitogen-activated protein, kinase inhibitor that has both analgesic and anti-inflammatory properties. In a Phase 2a proof of concept clinical trial FX005 demonstrated significant effects on both pain relief and function improvement and was very well-tolerated. We believe FX005 may prove to be an effective therapy for OA patients with end-stage disease.

The following chart illustrates the current status of development of our product candidates, for which we have obtained worldwide commercialization rights:

We believe our product candidates and technology will be protected primarily through a combination of patents, trade secrets and proprietary know-how, and we intend to seek marketing exclusivity for any approved products. We have filed a composition of matter, method of manufacture and method of use patent application for FX006, which, if issued as a patent, would have patent terms until 2031. Further, considerable expertise and effort was required to carry out the large body of original work underlying the formulation of FX006, including experimenting with, and observing the effects of, over 50 steroid and PLGA formulations. We believe our extensive know-how and trade secrets relating to the manufacturing process for FX006, including those that relate to precise pharmaceutical release profiles, represent a competitive advantage.

FX006—Front Line IA Therapy for Patients with Moderate to Severe OA Pain

Overview

FX006 is a steroid, TCA, formulated for sustained-release, delivered via IA injection and designed to treat moderate to severe OA pain. FX006 combines commonly administered TCA with PLGA, the cornerstone of our injectable IA sustained-release technology.

To date, two clinical trials have been conducted to test FX006 against immediate-release TCA injection. A total of 252 patients were enrolled in these two clinical trials, of which 196 patients received FX006 and 56 patients received immediate-release TCA. In a completed Phase 2b dose-ranging clinical trial of patients with knee OA, FX006 demonstrated clinically meaningful and significant improvements in pain relief and functional status relative to a commercially available 40 mg immediate-release TCA. Data from this completed 12-week Phase 2b dose-ranging clinical trial show that FX006 has a well-tolerated systemic safety profile that is indistinguishable from the standard of care immediate-release steroid. Further, the local safety profile for FX006 in the completed 12-week Phase 2b dose-ranging clinical trial was attractive and comparable to that seen with the same dose of immediate-release steroid comparator.

Our clinical data suggest that, due to sustained-release, peak steroid concentrations in the joint with FX006 are orders of magnitude lower than those produced by currently available steroid suspensions. A pharmacodynamic study in patients has demonstrated that FX006 avoids the marked suppression of the hypothalamic-pituitary-adrenal, or HPA, axis (which determines the body’s ability to make its own naturally occurring steroids) seen with commercially available steroid suspensions. Preclinical data demonstrate not only that FX006 is well-tolerated, but in an inflammatory arthritis rat model, it has the potential to prevent joint damage and do so more effectively than immediate-release steroids. We are currently conducting a synovial fluid pharmacokinetic clinical trial to measure the duration of exposure to TCA from FX006 in the joint. A confirmatory Phase 2b clinical trial of FX006 is expected to begin in the second quarter of 2014 and a planned repeat dose safety clinical trial of FX006 is expected to begin in the second half of 2014.

FX006 Development Program

FX006 has been studied in two clinical trials in which a total of 196 patients received FX006 and a total of 56 patients received immediate-release TCA:

Study FX006-2011-001.    A Phase 2b dose-ranging clinical trial in 228 patients with knee OA assessing the safety, tolerability and efficacy of FX006 was conducted at a total of 22 sites in Australia, Canada and the United States. The objective of the study was to identify a safe and well-tolerated dose of FX006 that demonstrates superiority to immediate-release TCA and to provide an assessment of the magnitude and duration of pain relief, while differentiating it from current front line IA therapy.

229 patients were randomized and 228 patients were treated with a single IA injection of 10, 40, or 60 mg of FX006 or 40 mg of immediate-release TCA, the labeled dose and current standard of care. Each patient was evaluated for a total of 12 weeks. The primary outcome measure was the weekly mean of the average daily pain intensity score as assessed using an 11-point numerical rating scale, with zero being “no pain” and 10 being “pain as bad as you can imagine.” The primary efficacy endpoint was the change from baseline to each of weeks 8, 10 and 12 for that primary outcome measure. Secondary endpoints included change from baseline in the primary outcome measure for each week not addressed in the primary endpoint, time to onset of analgesia, responder status, pain, stiffness and function measured using the Western Ontario and McMaster Universities Osteoarthritis Index, known in the industry as WOMAC, patient global impression of change, or PGIC, clinical global impression of change, or CGIC, and rescue medication consumption.

The responder status endpoint was based upon three responder analyses:

•

the proportion of patients meeting the OMERACT-OARSI (Outcome Measures in Rheumatology-Osteoarthritis Research Society International) responder criteria which uses a combination of pain, function and patient assessment to derive a composite endpoint,

•	the proportion of patients achieving a greater than 30% improvement from baseline in the primary outcome measure, and

•	the proportion of patients achieving a greater than 20% improvement from baseline in the primary outcome measure.

The rescue medication consumption endpoint was based upon the mean number of rescue medication tablets (i.e. acetaminophen) used per week to provide additional pain relief.

The WOMAC Osteoarthritis Index is based upon an osteoarthritis-specific questionnaire completed by the patient that consists of 24 questions covering the areas of pain, stiffness and physical function.

PGIC is based upon a single item questionnaire that uses a 7-point scale (1= very much improved; 7= very much worse) to measure the patient’s impression of change regarding his or her overall status.

CGIC is based upon a single item questionnaire that uses a 7-point scale (1= very much improved; 7= very much worse) to measure the physician’s impression of change regarding a patient’s overall status.

The clinical trial design of our completed Phase 2b dose-ranging clinical trial for FX006 is outlined as follows:

Treatment arms were well-balanced with respect to demographic and baseline characteristics, with a mean baseline average daily pain score of 6.4 to 6.6. With respect to the primary outcome measure, the FX006 40 mg dose was significantly better than immediate-release TCA at improving pain relief beginning at Week 5 and continuing to Week 10 (p<0.05 at each time point) (see Figure 1). The FX006 40 mg dose also demonstrated significant improvement compared to immediate-release TCA in the average change from baseline in the primary outcome measure across Weeks 1 to 12 (p=0.0382) (see Figure 1) and in key secondary outcomes including pain, stiffness, function, PGIC, CGIC and responder status at Week 8 (p<0.05). The 10 mg dose of FX006 produced effects in the primary outcome measure that were consistently improved relative to immediate-release TCA but of lessor magnitude than those produced by the 40 mg dose. In clinical trials, the “p-value” is the probability that the result was obtained by chance. For example, a “p-value” of 0.10 would indicate that there is a 10% likelihood that the observed results could have happened at random. By convention, a “p-value” that is less than 0.05 is considered statistically significant.

The performance of the 60 mg dose in the primary outcome measure and secondary outcome measure did not represent a material improvement relative to the 40 mg dose, and following Week 6 the 60 mg dose was numerically inferior to the 40 mg dose (see Figure 2). Based on subsequent investigation, we believe that the inferior pain relief achieved by the 60 mg dose compared to lower doses of FX006 after week 6 was the result of the increased concentration of PLGA microspheres in the 60 mg dose. Following injection, we expect this resulted in aggregates, a more acidic microenvironment and accelerated degradation of microspheres, causing premature release of TCA. In this exploratory dose-ranging study, the statistical analysis assumed that the magnitude of pain relief would increase with dose. This was not the case and, for that reason, the primary endpoint was not achieved.

Figure 1: Weekly Mean of Average Daily Pain Intensity Scores

# indicates p<0.1 for comparison of FX006 40 mg compared with immediate-release TCA; * indicates p<0.05; ** indicates p<0.01

Figure 2: Weekly Mean of Average Daily Pain Intensity Scores

All treatments were well-tolerated and there were no drug-related serious adverse events (see Figure 3). Adverse events, or AEs, were generally mild to moderate and unrelated to study drug. Local knee-related AEs, laboratory assessments, electrocardiograms and vital signs were unremarkable and similar across all treatments.

Figure 3: FX006 Phase 2b – Summary of Adverse Events

Study FX006-2011-002.    A multi-center, randomized, double-blind, Phase 2a clinical trial in 24 patients with OA was conducted to characterize systemic pharmacokinetic profiles and pharmacodynamic effects on the HPA axis of FX006 relative to 40 mg immediate-release TCA. This study also explored the local drug concentrations of FX006 in the synovial fluid of the joint.

Twenty-four patients were randomized to single IA injections of 10, 40, or 60 mg of FX006 or 40 mg of immediate-release TCA. Each patient was evaluated for a total of six weeks after treatment. Safety was evaluated and specimens were collected for plasma drug concentration and cortisol (the body’s naturally occurring steroid) measurements during one 48-hour in-patient period (day 1-2), two 24-hour in-patient periods (days 14-15 and 42-43) and seven out-patient visits (days 3, 4, 5, 8, 22, 29 and 36). Synovial fluid was also collected via aspiration on day 1 just prior to study treatment administration and again on day 43, when possible.

FX006 produced systemic exposures and maximal plasma concentrations that increased in a dose proportional manner. The immediate-release TCA 40 mg dose produced maximal plasma concentrations (peak plasma concentrations measured over the given sampling period) that were 30-fold higher than 40 mg of FX006 (see Figure 4). Direct measures of synovial fluid (fluid found in the cavity of a synovial joint, in this case the knee) concentrations on day 43 demonstrated mean synovial fluid concentration of TCA for 10, 40, and 60 mg of FX006 that were above the projected therapeutic concentration of 4 ng/mL. For 40 mg of FX006, this was 82.7 ng/ml which contrasts with 40 mg of immediate-release TCA which produced a mean synovial fluid concentration of TCA that was at the lower limit of quantitation, or less than 0.05 ng/mL (see Figure 5). These data are consistent with the production of low acute systemic exposures following IA injection of 10, 40, and 60 mg of FX006 as compared to

40 mg of immediate-release TCA and the maintenance of high synovial concentrations of TCA at and beyond day 43 following IA injection of 10, 40, and 60 mg of FX006 as compared to 40 mg of immediate-release TCA.

Figure 4. Plasma TCA Concentrations over Time	Figure 5. Synovial Fluid Concentrations at Day 43

The higher concentrations of TCA in synovial fluid produced by FX006 at day 43 are consistent with our belief that FX006 will prolong local therapeutic effects relative to immediate-release TCA. Further, we believe the lower plasma concentrations produced by FX006 on days 1-3 following injection have the potential to reduce systemic side effects (adverse effects that occur throughout the body as opposed to at a certain location) associated with immediate-release TCA treatments. Further, the pharmacodynamic effects of immediate-release TCA and FX006 IA injections can be described in terms of alterations in the HPA axis, as measured by suppression of circulating serum cortisol (a steroid hormone naturally produced by the body that plays a central role in blood sugar metabolism and in the body’s response to stress). During the first three days following injection, the immediate-release TCA 40 mg dose reduced serum cortisol by almost 90%, a level that could cause an increased risk of adverse events. In contrast, the FX006 40 mg dose produced approximately a 40% reduction in serum cortisol, a magnitude that is typically not associated with adverse systemic effects. FX006 doses of 10 and 60 mg had proportionately less and more effect, respectively, on serum cortisol relative to the FX006 40 mg dose.

Other On-Going and Planned Studies

We plan to initiate a confirmatory Phase 2b clinical trial in the second quarter of 2014 to further identify a safe and well-tolerated dose of FX006 that demonstrates superior pain relief to placebo. The confirmatory Phase 2b clinical trial will be a multi-center, randomized, double-blind study in approximately 400 patients with OA of the knee and will assess the safety, tolerability and efficacy of certain doses of FX006. Patients will be randomized and treated with a single injection of FX006 (multiple doses will be tested) or placebo and will be evaluated for up to 26 weeks. The primary outcome measure will be the weekly mean of the average daily pain intensity score as assessed using an 11-point numerical rating scale. Secondary endpoints will include WOMAC, PGIC, CGIC, and responder status.

We initiated a Phase 2a clinical trial of synovial fluid pharmacokinetics in November 2013 to establish duration of exposure to TCA from FX006 in the joint. The clinical trial is a multi-center, open-label study in up to 40 patients with OA of the knee. Patients are being assigned sequentially to one of five groups to receive a single FX006 IA injection of either 10 or 40 mg. Synovial fluid will be collected via aspiration on day 1 just prior to study treatment administration, and again at weeks 12, 16 or 20 depending on the group assignment. Data from this trial will inform us on the dosing regimen for our planned repeat dose safety clinical trial that will assess when repeat dosing of FX006 can be safely administered.

FX006 Regulatory Strategy

We expect to conduct an end of Phase 2 meeting with the FDA following completion of our planned confirmatory Phase 2b clinical trial to discuss and gain agreement on a Phase 3 development plan and the requirements to support an NDA for FX006 under Section 505(b)(2) of the FDCA.

FX007—For Post-Operative Pain

Overview

FX007 is a small molecule TrkA receptor antagonist that is in development for the persistent relief of post-operative pain. TrkA is the receptor for nerve growth factor, commonly known as NGF, a small peptide that is released following tissue injury. NGF binds to TrkA on the surface of pain sensing neurons and renders these cells more responsive to external stimuli. In recent clinical trials of Pfizer’s monoclonal antibody, tanezumab, systemic blockade of NGF demonstrated marked analgesia in a variety of painful conditions. Additionally, human genetic studies demonstrated that patients with a mutation in the TrkA gene have congenital insensitivity to pain. These data indicate that interruption of the NGF-TrkA pathway produces a profound analgesic effect, and in preclinical pharmacology experiments, FX007 has demonstrated both high affinity for the TrkA receptor and analgesic effects in OA and post-operative pain. However, systemic and persistent blockade of NGF has been associated with rapidly progressive OA requiring TJA. FX007 is being developed for acute, local administration, which has the potential to avoid side effects associated with chronic systemic use.

Post-operative pain is usually most severe in the first few days following the completion of a surgical procedure and is a response to tissue damage during surgery which stimulates peripheral nerves that signal the brain to produce a sensory and psychological response. Numerous studies reveal that the incidence and severity of post-operative pain is primarily determined by the type of surgery, duration of surgery and the pain treatment choice following surgery.

Unrelieved acute pain causes patient suffering and can lead to other complications, which delays recovery from surgery and may result in higher healthcare costs. This is particularly true with respect to post-operative TJA pain, which can compromise rehabilitation and result in poor outcomes. According to the Agency for Healthcare Research and Quality, aggressive prevention of the onset of pain is better than treatment of pain because, once established, pain is more difficult to suppress. Current multimodal therapy for post-operative pain includes wound administration with local anesthetics combined with the systemic administration of opioid and NSAID analgesics. Opioids are associated with a variety of unwanted and potentially severe side effects, such as respiratory depression, hypotension and constipation, and many physicians seek alternatives to opioids for their patients. These side effects may require additional medications or treatments and prolong a patient’s stay in the post-anesthesia care unit and the hospital or ambulatory surgery center, thereby increasing costs significantly. The use of injectable NSAIDs, such as ketorolac and ibuprofen, is severely limited in the post-operative period because they increase the risk of bleeding and gastrointestinal and renal complications.

There are approximately 51 million surgeries performed in the United States each year, and the global post-operative pain market was estimated to be $5.9 billion in 2010. Despite the size of this market, however, post-operative pain management remains a challenge for healthcare providers, with studies reporting that up to 80% of patients experience inadequate pain relief after surgery. Given the limitations of current post-operative therapies, we are developing FX007 as a superior alternative to manage post-operative pain. The blockade of the NGF-TrkA pathway results in highly effective analgesia. Additionally, acute local administration has the potential to avoid the side-effects associated with systemic and persistent blockade of NGF.

FX007 Development Program

FX007 is being developed to treat post-operative pain. FX007’s low solubility characteristics should allow it to remain in the tissues for a sufficient period of time to effectively treat patients experiencing post-operative pain. As a result, unlike FX005 and FX006, we do not believe it will be necessary to formulate FX007 with PLGA, which should expedite development of this compound.

We have conducted preclinical PoC studies using models of OA and post-operative pain and demonstrated efficacy in both. We plan to file an IND application in the first half of 2014, and to initiate a proof of concept clinical trial in the second half of 2014.

FX005—For End-Stage OA Pain

Overview

FX005 is intended as therapy for patients with end-stage OA pain, particularly those patients awaiting TJA, as an alternative to opioids. FX005 is a p38 MAP kinase inhibitor formulated for sustained-release delivered via IA injection, which is designed to have both analgesic and anti-inflammatory benefits without the systemic side effects of oral p38 MAP kinase inhibitors. p38 MAP kinase is an enzyme in an inflammatory cascade that upregulates in response to stress and culminates in the elaboration of multiple proinflammatory cytokines, including interleukin 1 and tumor necrosis factor, as well as enzymes like matrix metalloproteinases that have the potential to destroy cartilage. In other studies, multiple oral p38 MAP kinase inhibitors have been evaluated in inflammatory diseases and pain and, while efficacy has been demonstrated, serious toxicity affecting multiple organ systems has been frequently observed. For example, a recent clinical study of an oral p38 MAP kinase inhibitor in OA demonstrated pain relief comparable to oxycodone but was associated with concerning side effects, including QTc prolongation which could increase the risk of arrhythmias. Because FX005 leverages the same PLGA technology used in FX006 in order to achieve persistent therapeutic concentrations of drug in the joint while maintaining very low plasma concentrations, it may have the potential to provide durable pain relief while avoiding p38 MAP kinase inhibitor systemic side effects. We believe the preclinical and clinical data we have generated to date support this potential.

We have a composition of matter patent in the United States that covers the p38 MAP kinase inhibitor and has an expiration date in 2028. We have also filed a composition of matter patent application on a novel formulation for FX005, which, if issued as a patent, is expected to expire in 2029. Like FX006, we have manufacturing know-how and trade secrets that we believe will provide us with additional proprietary advantages for FX005.

FX005 Development Program

FX005 has completed a Phase 2a clinical trial in which 70 patients were randomized to FX005 and 70 patients were randomized to placebo. The Phase 2a clinical trial demonstrated positive effects of FX005 on both pain and function. These effects increased substantially in a sub-population of patients with higher baseline pain scores.

Study FX005-2010-001.    A Phase 2a clinical trial in 140 patients with knee OA was conducted as a multi-center, randomized, double-blind, placebo-controlled trial and consisted of a single ascending dose phase, or SAD Phase, followed by a single dose PoC Phase. In the SAD Phase of the study, escalating doses of 1, 10, and 45 mg of FX005 were compared to blank PLGA microspheres and diluent in three cohorts of twelve patients, with six patients receiving FX005, three patients receiving blank PLGA microspheres and three patients receiving diluent in each cohort. Diluent is a placebo containing all components of the FX005 formulation except the active drug and the PLGA microspheres. Each patient in the SAD Phase was followed for safety and pharmacokinetics for six weeks after a single IA injection. FX005 was well-tolerated at each dose level and, as a result, the highest dose of 45 mg was advanced to the next phase.

In the PoC Phase, 52 patients were randomized to receive 45 mg of FX005, 26 patients were randomized to receive blank PLGA microspheres as a placebo control, and 26 patients were randomized to receive diluent as a placebo control, each as a single IA injection. Each patient was followed for 12 weeks after the injection for safety, pharmacokinetics, and efficacy. The primary endpoint was the change from baseline in the WOMAC pain subscale at four weeks. Secondary efficacy assessments included the WOMAC function subscale and responder status. FX005 demonstrated pain relief and functional improvement at four weeks, and the absolute magnitude of effect in both subscales was persistent through 12 weeks. These effects were substantially enhanced in a prespecified exploratory subset analysis of patients with high baseline pain. FX005 also demonstrated efficacy in responder analysis. Overall, FX005 was well-tolerated systemically and local tolerability was similar to that documented for marketed HA preparations.

Repeat dose toxicology studies demonstrated that FX005 can be associated with synovial inflammation, articular cartilage damage and alterations to joint structure. These findings were not present in animals treated with blank PLGA microspheres so toxicity appears to be specific to the p38 MAP kinase inhibitor itself. To guide the appropriate future development path for FX005, additional toxicology studies using lower doses of FX005 were conducted to determine the appropriate dose level.

These additional toxicology studies show that at the human equivalent dose of 3 and 1 mg, there was no evidence of the damage to cartilage that had been associated with doses greater than or equal to 10 mg. Based on this, we expect that any further development of FX005, if any, would involve a dose substantially lower than the doses studied in the previously-conducted Phase 2a clinical trial.

Manufacturing

We believe that the multifaceted nature of PLGA manufacturing and the limited number of capable contract manufacturing companies that offer PLGA manufacturing provides a competitive advantage. The technology is designed to enable novel formulations of pharmaceuticals by providing controlled, sustained release of drugs over time and the physical properties of the polymer-drug matrix can be varied to achieve specified drug loads and release rates.

We currently do not have manufacturing facilities and thus utilize contract manufacturers to produce our drug substances and drug products used for preclinical and clinical supplies. Manufacture of PLGA microspheres is a complex process and there are a limited number of contract manufacturing sites with PLGA experience. Our injectable IA immediate-release technology allows us to encapsulate pharmaceuticals in PLGA microspheres for administration of FX006 and FX005. Following extensive development programs, we have generated formulations of FX006 and FX005 designed to sustain local concentrations of drug in the joint for several months. The FX005 and FX006 microsphere PLGA formulations have gone through numerous iterations and have been optimized to provide a controlled diffusion of drug over an extended period of time. In developing this unique combination of manufacturing process and formulation we have established numerous trade secrets that relate to precise pharmaceutical release profiles.

FX006.    The active pharmaceutical ingredient in FX006, TCA, is manufactured and supplied by Farmabios SpA in accordance with current good manufacturing practice standards, or cGMP. This supplier is subject to regular inspections by the FDA. The microspheres finished product and diluent are manufactured by Evonik Corporation. Evonik is a global, commercial-scale supplier of cGMP-compliant bioabsorbable polymers for a wide variety of medical devices and implantable/injectable sustained-release products. Their materials are components of marketed pharmaceutical and medical device products in the United States, Europe, India and Asia.

FX007.    The active ingredient for FX007 is manufactured by AstraZeneca. Existing inventory of drug substance is from AstraZeneca and is suitable for preclinical and early clinical development. We are in the process of identifying a new supplier to manufacture drug substance for use in later-phase manufacture of clinical supplies and commercial product.

FX005.    The drug substance in FX005 is currently manufactured by Cambridge Major Laboratories. The microsphere-based finished drug product and associated diluent are manufactured by Evonik.

Commercial Strategy

We intend to build a commercial infrastructure in the United States to effectively support the commercialization of FX006, FX007 and FX005, in advance of anticipated drug approval of FX006. We believe that we can cost effectively penetrate the universe of prescribing orthopedic surgeons and rheumatologists in the United States with a targeted, specialty sales force of approximately 60 to 100 representatives. Support for this team will include sales management, internal sales support, distribution support, and an internal marketing group. Additional requisite capabilities will include focused management of key accounts such as managed care organizations, group purchasing organizations, and government accounts.

Of patients who are treated for OA, it is estimated that 69.0% of OA patients receive IA injections from orthopedic surgeons and 31.0% receive IA injections from rheumatologists. Out of the approximate 27,300 orthopedic specialists in the United States, of whom approximately 17,800 are active orthopedic surgeons, and 5,700 rheumatologists, approximately the top 40% are considered to be the most relevant from an OA patient treatment perspective. We believe we can effectively cover both specialties and successfully execute our future commercial plans using a cost-efficient strategy, particularly given that orthopedists and rheumatologists are familiar with IA injections utilizing the same steroid in the same dose.

FX006 demonstrates clinically meaningful and significantly better pain relief and functional status compared to a commercially available immediate-release TCA. We believe FX006’s prolonged analgesia may delay the need for TJA, a costly, highly-invasive procedure with a protracted recovery time. Our own market research has indicated that healthcare payors would be willing to reimburse any additional OA therapies that have the potential for pharmacoeconomic benefits reflecting differential efficacy and durability and the potential to delay costly and invasive TJAs. As a result of both increased patient satisfaction and the potential to delay TJA, we believe FX006 will be priced competitively with existing HA therapies.

Outside of the United States, we are exploring selective partnerships with third parties for the development and commercialization of our products.

Competition

Overview

Our industry is highly competitive and subject to rapid and significant technological change. The large size and expanding scope of the pain market makes it an attractive therapeutic area for biopharmaceutical businesses. Our potential competitors include pharmaceutical, biotechnology and specialty pharmaceutical companies. Several of these companies have robust drug pipelines, readily available capital, and established research and development organizations. We believe our success will be driven by the ability to actively manage a portfolio of assets that remains highly focused on OA patients and their needs.

The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, durability, safety, price and the availability of reimbursement from government and other third party payors. We believe we will compete favorably by having:

•	best-in-class product candidates that have validated mechanisms of action for OA pain relief;

•	sustained-release technology that enable our therapies to maintain persistent therapeutic concentrations in the joint and provide durable efficacy; and

•	product candidates with attractive safety profiles with limited systemic exposures and the potential for fewer side effects.

FX006 Competition

Immediate-release steroids and HA are currently the two marketed classes of IA products that would compete with FX006. Immediate-release steroids are generic and widely used, but leave the joint rapidly after injection and have efficacy that typically wanes within several weeks. FX006 has demonstrated that it persists in the joint at therapeutic concentrations for at least six weeks following injection, whereas there is no measurable immediate-release TCA in the joint by that time. FX006 also provides prolonged analgesia significantly better than that seen with immediate-release TCA. In addition to immediate-release steroids, FX006 will compete with HA, in the first line setting or in patients considering something beyond an immediate-release steroid injection. HA therapy, which has demonstrated only marginal pain relief over placebo in knee OA patients, generated U.S. sales of over $690 million in 2012. The magnitude of pain relief demonstrated by FX006 to date is much greater than that seen in historic HA clinical trials. Also on the market are platelet rich plasma injections but these require on site preparation from blood drawn from the patient, have generated questionable efficacy in controlled clinical trials and are unlikely to be a broadly embraced therapeutic option for OA patients. Because platelet rich plasma is a therapy derived from the individual patient’s blood, it does not require and has not received FDA review or approval.

In addition to marketed IA medications for OA, other companies have OA product candidates in advanced stages of clinical development. These IA products include Fidia Farmaceutici S.p.A’s Hymovis, a physical hydrogel based on HA with properties that appear to be similar to most approved HA products, and Ampio Pharmaceuticals, Inc.’s Ampion, a derivative of human serum albumin with anti-inflammatory properties, which is formulated for immediate-release and we believe has not been studied past 30 days. Other programs, such as Carbylan BioSurgery, Inc.’s Hydros-TA, Merck Serono’s FGF-18 and Allergan, Inc.’s botulinum toxin have not yet entered Phase 3 clinical trials. Autologous cartilage transplantation products, like Carticel, are appropriate for focal defects in cartilage, not the kind of diffuse disease that is seen with OA. Stem cell approaches to OA are being explored, but these are earlier in development, bear significant technical risks and it remains to be seen how applicable they will be to the treatment of OA.

Finally, there are many new oral therapies in development for OA pain, but we believe these therapies are likely to expose patients to systemic safety risks greater than that of FX006.

FX007 Competition

Numerous post-operative pain treatments exist, including local administration with combinations of existing analgesic and anti-inflammatory drugs at the time of surgical wound closure, opioids, intravenous acetaminophen and NSAIDs and femoral nerve blocks. However, these all have limitations in terms of inadequate magnitude and duration of pain relief, serious side effects or functional impairment. Pacira Pharmaceuticals has more recently launched EXPAREL®, a product that combines bupivacaine with the DepoFoam® drug delivery platform to provide up to 24 hours of postsurgical pain control following a single intraoperative administration.

FX005 Competition

FX005 will compete mainly against oral opioids, as patients require very strong analgesic therapy prior to receiving a TJA. Opioids have numerous systemic side effects, including addiction and constipation, and also cause a higher incidence of falls and fractures in an older OA patient population. Competitors for FX005 include new formulations of existing opioids, including Janssen Pharmaceuticals, Inc.’s Nucynta ER and Johnson & Johnson’s OROS. For patients with end-stage disease, monoclonal anti-NGF antibodies have the potential to offer powerful pain relief, but in controlled clinical trials these agents were associated with accelerated progression to joint replacement and were placed on clinical hold for the treatment of OA by the FDA in 2010. At the present time, we are not aware of any ongoing trials of monoclonal anti-NGF antibodies in OA.

Intellectual Property/Patents and Proprietary Rights

Intellectual Property and Exclusivity

We seek to protect our product candidates and our technology through a combination of patents, trade secrets, proprietary know-how, FDA exclusivity and contractual restrictions on disclosure.

Patents and Patent Applications

Our policy is to seek to protect the proprietary position of our product candidates by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. U.S. patents generally have a term of 20 years from the earliest effective date of the application.

As of December 31, 2013, we exclusively license one U.S. patent, one U.S. patent application and their foreign counterparts directed to FX007 and one U.S. patent, one U.S. patent application and their foreign counterparts directed to FX005. In addition, we own one pending U.S. non-provisional patent application and counterpart foreign patent applications, along with three pending U.S. provisional patent applications, all directed to our FX006 product candidate.

There is one issued U.S. patent covering the TrkA antagonist compound, FX007, which is owned by AstraZeneca and to which we have an exclusive license. This patent is scheduled to expire in 2028. We have also licensed counterpart foreign patents that have granted in 49 countries, which include Australia, Canada, and multiple European countries. These patents in Australia, Canada and multiple European countries are scheduled to expire in 2026. We have licensed counterpart patent applications that are pending in Brazil, Ecuador, Egypt, India, Malaysia, Norway, Pakistan, Uruguay, Venezuela, Argentina, Indonesia, and Thailand.

There is one issued U.S. patent covering the p38 compound, FX005, which is owned by AstraZeneca and to which we have an exclusive license. This patent is scheduled to expire in 2028. We have also licensed counterpart foreign patents that have granted in over 50 countries, which include Australia, Canada, and multiple European countries. The patents in Australia, Canada and multiple European countries are scheduled to expire in 2024. We have also licensed counterpart patent applications that are pending in Argentina, Brazil, Egypt, Indonesia, Norway, Uruguay, Thailand, and Venezuela.

We have rights to four pending U.S. patent applications directed to:

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Sustained-Release Formulations, Populations of Microparticles, Method of Manufacture and Method of Use: Corticosteroids for the Treatment of Joint Pain (FX006)—a patent, if issued based on this application, would be expected to expire in 2031.

•	Formulation patent application for FX007—a patent, if issued based on this application, would be expected to expire in 2031.

•	Two formulation patent applications for FX005—patents, if issued based on these applications, would be expected to expire in 2029.

In addition to our pending U.S. patent applications to formulations containing FX005 or FX007, we have rights in an issued European patent directed to formulations containing FX005 and rights in a pending European patent application directed to formulations containing FX007. The issued European patent directed to formulations containing FX005 is scheduled to expire in 2029. A patent, if granted, based on the pending European patent application directed to formulations containing FX007 is estimated to expire in 2031. In addition, we also have rights in patents or pending patent applications to formulations containing FX005 in over 20 foreign countries and we have rights in pending patent applications to formulations containing FX007 in over 25 countries.

Further, for our FX006 product candidate, we have rights in foreign patent applications pending in Australia, Canada, Europe and other foreign countries directed to our FX006 product candidate. Our three related pending U.S. provisional patent applications directed to our FX006 product candidate which, if pursued as a non-provisional patent application, could result in a patent expiring in 2034.

We have other patent applications, including an international application, on formulations or uses of compounds that are not relevant to our current programs in development.

Trade Secrets and Proprietary Information

The FX005 and FX006 microsphere PLGA formulations have gone through numerous iterations and have been optimized to deliver the drug substance with a controlled diffusion of drug over an extended period of time. In developing this unique combination of manufacturing process and formulation we have established numerous trade secrets, including those that relate to precise pharmaceutical release profile. In addition, due to the complexity of the sustained-release technology and the time, costs and technical risks involved in demonstrating bioequivalence through clinical trials, we believe that the ability of manufacturers to gain market approval for generic alternatives to our products upon expiration of our patents and FDA exclusivity will be challenging.

We seek to protect our proprietary information, including our trade secrets and proprietary know-how, by requiring our employees to execute Proprietary Information, Inventions, Non-Solicitation, and Non-Competition Agreements upon the commencement of their employment. Consultants and other advisors are required to sign consulting agreements. These agreements generally provide that all confidential information developed or made known during the course of the relationship with us be kept confidential and not be disclosed to third parties except in specific circumstances. In the case of our employees, the agreements also typically provide that all inventions resulting from work performed for us, utilizing our property or relating to our business and conceived or completed during employment shall be our exclusive property to the extent permitted by law. Further, we require confidentiality agreements from entities that receive our confidential data or materials.

License Agreements

We have entered into license agreements with AstraZeneca for the license of FX007 and FX005.

AstraZeneca—FX007.    On September 3, 2010, we entered into an exclusive license agreement with AstraZeneca for FX007. The agreement grants us an exclusive, royalty-bearing, world-wide right and license (with a right to sublicense, subject to certain conditions described below) under AstraZeneca’s patent rights and certain know-how covering FX007. We paid AstraZeneca a non-refundable fee following execution of the agreement and will owe up to an aggregate of $21 million upon the achievement of certain regulatory and development milestones for a first licensed product for OA indications or up to an aggregate of $15 million upon the achievement of certain regulatory and development milestones for a first licensed product for non-OA indications. Upon commercialization of a product that results from the technology licensed under the agreement, we will owe AstraZeneca tiered royalty payments on net sales based on a percentage ranging from low single digits to low double digits, depending on the volume of sales of the applicable product, as well as up to $75 million in additional payments based on the achievement of certain sales milestones. Our obligation to pay royalties to AstraZeneca will continue on a country-by-country basis until the later to occur of 12 years following the first commercial sale of the applicable product in the applicable country, or the date that the product is no longer covered by AstraZeneca’s patent rights or any applicable data or marketing exclusivity periods in such country.

Under the terms of the agreement, we may not grant sublicenses except in the territory of Japan prior to the achievement of a specified development milestone. In addition, the agreement provides that in the event we desire to offer rights to FX007 to a third party prior to the achievement of a specified development milestone, we must make certain diligence materials available to AstraZeneca, and AstraZeneca will have the right to make an offer to re-acquire rights to FX007. In such circumstances, we are not required to accept AstraZeneca’s offer, but we may not enter into an agreement with a third party containing financial terms and conditions that on the whole are more favorable to the third party than the terms and conditions last offered by AstraZeneca.

Unless earlier terminated, the agreement will continue in effect for as long as we are obligated to pay royalties to AstraZeneca, after which the licenses granted to us will survive and become royalty-free, perpetual and irrevocable. AstraZeneca has the right to terminate the agreement if we fail to use commercially reasonable efforts to develop, commercialize and sell licensed products in major markets (subject to a good-faith negotiation and cure period) or if we or any of our affiliates or sublicensees institute, prosecute or otherwise participate in any proceeding challenging the AstraZeneca patent rights that are licensed under the agreement. AstraZeneca also has a right to terminate the agreement in the event of a change of control of us prior to the achievement of a specified development milestone, unless we pay a fee to AstraZeneca (which can be offset against future milestone payments), in which case this termination right will be forfeited. We have the right to terminate the agreement in its entirety, or on a country-by-country basis, for any reason upon three months’ prior written notice to AstraZeneca. In addition, either party may terminate the agreement in the event of the other party’s uncured material breach of the agreement, or in the event of the other party’s bankruptcy or insolvency.

AstraZeneca—FX005.    On June 12, 2009, we entered into an exclusive license agreement with AstraZeneca for FX005. The agreement grants us an exclusive, royalty-bearing, world-wide right and license (with a right to sublicense) under AstraZeneca’s patent rights and certain know-how covering FX005. We paid AstraZeneca a non-refundable fee upon execution of the agreement and will owe up to an aggregate of $17 million upon the achievement of certain regulatory and development milestones for a first licensed product for OA indications or up to an aggregate of $11 million upon the achievement of certain regulatory and development milestones for a first licensed product for non-OA indications. Upon commercialization of a product that results from the technology licensed under the agreement, we will owe AstraZeneca tiered royalty payments on net sales based on a percentage ranging from low to high single digits, depending on the volume of sales of the applicable product, as well as up to $45 million in additional payments based on the achievement of certain sales milestones. Our obligation to pay royalties to AstraZeneca will continue on a country-by-country basis until the later to occur of 12 years following the first commercial sale of the applicable product in the applicable country, or the date that the product is no longer covered by AstraZeneca’s patent rights or any applicable data or marketing exclusivity periods in such country.

The agreement provides that in the event we desire to offer rights to FX005 to a third party prior to the achievement of a specified development milestone, we must make certain diligence materials available to AstraZeneca and AstraZeneca will have the right to make an offer to re-acquire rights to FX005. However, pursuant to a separate letter agreement entered into between the parties on December 3, 2012, AstraZeneca agreed to waive this right for a specified period.

Unless earlier terminated, the agreement will continue in effect for as long as we are obligated to pay royalties to AstraZeneca, after which the licenses granted to us will survive and become royalty-free, perpetual and irrevocable. AstraZeneca has the right to terminate the agreement if we fail to use commercially reasonable efforts to develop, commercialize and sell licensed products in major markets (subject to a good-faith negotiation and cure period) or if we or any of our affiliates or sublicensees institute, prosecute or otherwise participate in any proceeding challenging the AstraZeneca patent rights that are licensed under the agreement. We have the right to terminate the agreement in its entirety, or on a country-by-country basis, for any reason upon three months’ prior written notice to AstraZeneca. In addition, either party may terminate the agreement in the event of the other party’s uncured material breach of the agreement, or in the event of the other party’s bankruptcy or insolvency. AstraZeneca initially had a right to terminate the agreement in the event of a change of control of us prior to the achievement of a specified development milestone for FX005. However, AstraZeneca agreed to waive this right pursuant to the separate letter agreement described above. Pursuant to the same letter agreement, we are now free to assign our rights under the agreement to our affiliates or to a third party in connection with a change of control.

Government Regulation and Product Approval

Government authorities in the United States at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are developing. FX006 and any other drug candidate that we develop must be approved by the FDA before they may be legally marketed in the United States and by the corresponding foreign regulatory agencies before they may be legally marketed in foreign countries.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the FDCA and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement of profits or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices, or GLP, or other applicable regulations;

•	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials according to the FDA’s laws and regulations pertaining to the conduct of human clinical studies, collectively referred to as Good Clinical Practices, or GCP, and according to the ICH GCP guidelines, to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA for a proposed new drug;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s cGMP requirements, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the non-clinical and clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the non-clinical testing stage, also referred to as preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLP. The IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, among other things, to the FDA as part of the IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trial.

Clinical trials involve the administration of the drug candidate to healthy subjects or patients with the target disease under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted in accordance with the FDA’s regulations which reflect the ICH GCP requirements. Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until it is completed.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and FDA to reach agreement on the next phase of development. Sponsors typically use the end of Phase 2 meeting to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1.    The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted only in patients having the specific disease.

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Phase 2.    The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule for patients having the specific disease.

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Phase 3.    The drug is administered to an expanded patient population in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product. Generally, at least two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA. In some cases, the FDA has approved a drug based on the results of a single adequate and well-controlled Phase 3 study of excellent design and which provided highly reliable and statistically strong evidence of important clinical benefit, such as an effect on survival, and a confirmatory study would have been difficult to conduct on ethical grounds.

Post-approval studies, also referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as part of the approval process.

Progress reports detailing the status of drug development and results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects or patients. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to study subjects.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

FDA Review and Approval Processes

The results of product development, preclinical studies and clinical trials for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, are contained in an NDA. The FDA may grant deferrals for submission of pediatric data or full or partial waivers after the initial submission of a pediatric study plan following an end of Phase 2 meeting unless otherwise agreed upon by the FDA and the sponsor. In addition, descriptions of the manufacturing process and controls, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are also submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has 12 months after submission of an NDA in which to complete its initial review of a standard NDA and respond to the applicant, and eight months for a priority review NDA. The FDA does not always meet its PDUFA goal dates for review of standard and priority review NDAs. The review process and the PDUFA goal date may be extended by additional three month review periods whenever the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission at any time during the review cycle.

The FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the drug approval process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without a REMS, if required.

Before approving an NDA, the FDA will inspect the facilities at which the product is to be manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with FDA regulations regarding conduct of clinical trials for the product’s trials. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information.

The NDA review and approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data, which could delay, limit or prevent regulatory approval. The FDA will issue a “complete response” letter if the agency decides not to approve the NDA. The complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post approval studies, referred to as Phase 4 testing, which involves clinical trials designed to further assess a product’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among other things, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Manufacturers of our products are required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA. These restrictions may include suspension of a product until the FDA is assured that quality standards can be met, continuing oversight of manufacturing by the FDA under a consent decree of permanent injunction, which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and adequate reimbursement from third party payors. Third party payors include government payor programs at the federal and state levels, including Medicare and Medicaid, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our drug candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

The cost of pharmaceuticals continues to generate substantial governmental and third party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Third party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as the drug candidates that we are developing and could adversely affect our net revenue and results.

Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular drug candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for drug products will allow favorable reimbursement and pricing arrangements for any of our products.

Healthcare Reform

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The

Medicare Modernization Act expanded Medicare coverage for drug purchases by the elderly by establishing Medicare Part D and introduced a new reimbursement methodology based on average sales prices for physician administered drugs under Medicare Part B. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class under the new Medicare Part D program. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and reimbursement rate that we receive for any of our approved products. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively, PPACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among other things, PPACA revises the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states once the provision is effective. Further, the new law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may require us to modify our business practices with healthcare practitioners, and a significant number of provisions are not yet, or have only recently become, effective. Although it is too early to determine the effect of PPACA, the new law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

In addition, other legislative changes have been proposed and adopted since PPACA was enacted. For example, on August 2, 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

We expect that PPACA, as well as other healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenue. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, and state and local governments. For example, various activities, including but not limited to sales, marketing and scientific/educational grant programs, must comply with the anti-fraud and abuse provisions of the Social Security Act, the federal Anti-Kickback Statute, the federal False Claims Act and similar state laws, each as amended. Failure to comply with such requirements could potentially result in substantial penalties to us. Even if we structure our programs with the intent of compliance with such laws, there can be no certainty that we would not need to defend against enforcement or litigation, in light of the fact that there is significant enforcement interest in pharmaceutical companies in the United States, and some of the applicable laws are quite broad in scope.

The federal Anti-Kickback Statute prohibits any person, including a prescription drug manufacturer (or a party acting on its behalf), from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. The term “remuneration” is not defined in the federal Anti-Kickback Statute and has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain business arrangements from prosecution, the exemptions and safe harbors are drawn narrowly and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from federal Anti-Kickback Statute liability. The reach of the Anti-Kickback Statute was broadened by PPACA, which, among other things, amends the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below) or the civil monetary penalties statute, which imposes fines against any person who is determined to have presented or caused to be presented claims to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Additionally, many states have adopted laws similar to the federal Anti-Kickback Statute, and some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any third-party payor, not only the Medicare and Medicaid programs in at least some cases, and do not contain safe harbors.

The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claims laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third party payor and not merely a federal healthcare program. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or Average Manufacturer Price, improper use of Medicare numbers when detailing the provider of services, improper promotion of off-label uses (i.e., uses not expressly approved by FDA in a drug’s label), and allegations as to misrepresentations with respect to the services rendered. Our future activities relating to the reporting of discount and rebate information and other information affecting federal, state and third party reimbursement of our future products, and the sale and marketing of our future products and our service arrangements or data purchases, among other activities, may be subject to scrutiny under these laws. We are unable to predict whether we would be subject to actions under the False Claims Act or a similar state law, or the impact of such actions. However, the cost of defending such claims, as well as any sanctions imposed, could adversely affect our financial performance. Also, the Health Insurance Portability and Accountability Act of 1996, or (HIPAA), created several new federal crimes, including healthcare fraud, and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, we may be subject to, or our marketing activities may be limited by, data privacy and security regulation by both the federal government and the states in which we conduct our business. For example, HIPAA and its implementing regulations established uniform federal standards for certain “covered entities” (healthcare providers, health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included expansion of HIPAA’s privacy and security standards called the Health Information Technology for Economic and Clinical Health Act, referred to as HITECH, which became effective on February 17, 2010. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates”—independent contractors or agents of covered entities that create, receive, maintain, or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. We may also be subject to various federal and state marketing expenditure tracking and reporting laws, which generally require certain types of expenditures in the United States to be tracked and reported. Compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships. Several states have enacted legislation requiring pharmaceutical companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, or register their sales representatives, as well as prohibiting pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and prohibiting certain other sales and marketing practices. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. If we fail to track and report as required by these laws or otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.

Where our activities involve foreign government officials, they may also potentially be subject to the Foreign Corrupt Practices Act. If we seek to have a product covered in the United States by the Medicaid programs, various obligations, including government price reporting, are required under the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended, which generally require products to be offered at substantial rebates/discounts to such programs and certain purchasers. In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Many of our current as well as possible future activities are potentially subject to federal and state consumer protection and unfair competition laws. We must also comply with laws that require clinical trial registration and reporting of clinical trial results on the publicly available clinical trial databank maintained by the National Institutes of Health at www.ClinicalTrials.gov. We are subject to various environmental, health and safety regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous substances. From time to time, and in the future, our operations may involve the use of hazardous materials.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

U.S. Marketing Exclusivity

Hatch-Waxman Exclusivity.    Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications of other companies seeking to reference another company’s NDA. If the new drug is a new chemical entity subject to an NDA, the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, such an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric Exclusivity.    Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to any existing exclusivity period or patent term. This six-month exclusivity may be granted by the FDA based on the completion of a pediatric clinical trial in accordance with provisions of the FDCA.

Europe/Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a clinical trial application, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, the clinical trial described in that CTA may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with the ICH GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. In the European Economic Area, or EEA (which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations: the Community MA, which is issued by the European Commission through the Centralized Procedure based on the opinion of the Committee for Medicinal Products for Human Use, a body of the European Medicines Agency, or the EMA, and which is valid throughout the entire territory of the EEA; and the National MA, which is issued by the competent authorities of the Member States of the EEA and only authorized marketing in that Member State’s national territory and not the EEA as a whole.

The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. The National MA is for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member state, or RMS. If the RMS proposes to authorize the product, and the other Member States do not raise objections, the product is granted a national MA in all the Member States where the authorization was sought. Before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Employees

As of December 31, 2013, we had 16 employees. None of our employees is represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Research and Development

We invested $11.1 million, $8.2 million and $40.1 million in research and development in the years ended December 31, 2012 and 2011 and the period from November 5, 2007 (inception) through September 30, 2013, respectively.

Facilities

Our offices are located at one leased facility, an 11,754 square foot leased facility in Burlington, MA used primarily for corporate functions. The lease expires in October 2016. We believe that our existing facility is sufficient for our needs for the foreseeable future.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors as of December 31, 2013:

Name	Age	Position(s)
Executive Officers and Key Employees
Michael D. Clayman, M.D.	61	President, Chief Executive Officer, Director and Co-Founder
Neil Bodick, M.D., Ph.D.	66	Chief Medical Officer and Co-Founder
Frederick W. Driscoll	63	Chief Financial Officer
Arthur Fratamico, R.Ph.	48	Chief Business Officer

Non-Employee Directors
Patrick J. Mahaffy(2)(3)	50	Chairman of the Board of Directors
Bradley J. Bolzon, Ph.D.(2)	54	Director
Samuel D. Colella(1)(3)	74	Director
Elaine V. Jones, Ph.D.	59	Director
Heath Lukatch, Ph.D.(2)(3)	46	Director
Alan Milinazzo(1)	54	Director
Andrew J. Schwab(1)	43	Director
Rafaèle Tordjman, M.D., Ph.D.(2)	44	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Michael D. Clayman, M.D.    Dr. Clayman was a co-founder and has served as our President, Chief Executive Officer, and as one of our directors since our inception in 2007. Previously, Dr. Clayman had a lengthy career at Eli Lilly and Company, a global pharmaceutical company, where he was most recently Vice President, Lilly Research Laboratories, and General Manager of Chorus, Lilly’s early-phase development accelerator. During his career at Lilly, Dr. Clayman also led its Global Regulatory Affairs division, the Cardiovascular Discovery Research and Clinical Investigation, Research and Development at Advanced Cardiovascular Systems, a medical device subsidiary of Lilly, the Internal Medicine Division, the Lilly Clinic, Lilly’s dedicated Phase 1 unit, and served as Chair of Lilly’s Bioethics Committee. Prior to his tenure at Lilly, Dr. Clayman was an Assistant Professor in the School of Medicine at the University of Pennsylvania, where his research centered on the immunopathogenesis of renal disease. Dr. Clayman is the recipient of the Physician Scientist Award from the National Institutes of Health. Dr. Clayman earned a B.A., cum laude, from Yale University and an M.D. from the University of California, San Diego School of Medicine. Following an internship and residency in Internal Medicine at the University of California, San Francisco Moffitt Hospitals, Dr. Clayman completed clinical and research fellowships in Nephrology at the University of Pennsylvania. Our board of directors believes that Dr. Clayman’s clinical and research experience, along with his more than 20 years of experience in pharmaceutical development, qualifies him to serve on our board of directors.

Neil Bodick, M.D., Ph.D.    Dr. Bodick was a co-founder and has served as our Chief Medical Officer since our inception in 2007. Previously, Dr. Bodick was at Eli Lilly and Company, where he founded Chorus and served as Chief Medical Officer and Chief Operating Officer. Prior to that, Dr. Bodick was responsible for early-phase clinical investigation at Lilly Research Laboratories. Dr. Bodick also was Assistant Professor in the School of Medicine at the University of Pennsylvania, where his research centered on the development of computer-based systems to support image-intensive diagnosis. Dr. Bodick holds 13 patents in the areas of neuroscience and computer science and is the recipient of the Biomedical Research Service Award and the New

Investigator Research Award from the National Institutes of Health. Dr. Bodick earned an A.B. from Cornell University, a Ph.D. in neuroscience from Columbia University, an M.D. from the Albert Einstein College of Medicine and an M.B.A. from the Wharton School of the University of Pennsylvania.

Frederick W. Driscoll.    Mr. Driscoll has served as our Chief Financial Officer since May 2013. Prior to joining us, Mr. Driscoll was Chief Financial Officer at Novavax, Inc., a publicly traded biopharmaceutical company since 2009. Previously, Mr. Driscoll also served as Chief Financial Officer from 2007 to 2008, and subsequently Chief Executive Officer from 2008 to 2009, at Genelabs Technologies, Inc., a publicly traded biopharmaceutical and diagnostics company, Chief Financial Officer at Astraris, Inc., a private biotechnology company, from 2006 to 2007, and Chief Executive Officer at OXiGENE, Inc., a biopharmaceutical company, from 2002 to 2006. Mr. Driscoll earned a bachelor’s degree in accounting and finance from Bentley University.

Arthur Fratamico, R.Ph.    Mr. Fratamico has served as our Chief Business Officer since June 2012. Prior to joining us, Mr. Fratamico led the business development efforts, including overseeing numerous licensing transactions and acquisitions, at private biotechnology companies including Trevena, Inc. from 2011 to 2012, Gemin X Pharmaceuticals, Inc. from 2008 to 2011 and MGI Pharma, Inc. from 1999 to 2008. Mr. Fratamico earned a bachelor’s degree in pharmacy from the Philadelphia College of Pharmacy and an M.B.A. from Drexel University.

Non-Employee Directors

Patrick J. Mahaffy.    Mr. Mahaffy has served as one of our directors and as Chairman of our board of directors since 2009. Mr. Mahaffy has served as the President, Chief Executive Officer, and a director of Clovis Oncology, Inc., a biopharmaceutical company, since 2009, and also serves on the board of directors of Orexigen Therapeutics, Inc., a biopharmaceutical company. Previously, Mr. Mahaffy served as President and Chief Executive Officer and as a member of the board of directors at Pharmion Corporation, a pharmaceutical company that he founded in 2000 and sold to Celgene Corporation in 2008. From 1992 through 1998, Mr. Mahaffy was President and Chief Executive Officer of NeXagen, Inc. and its successor, NeXstar Pharmaceuticals, Inc., a biopharmaceutical company. Prior to that, Mr. Mahaffy was a Vice President at the private equity firm E.M. Warburg Pincus and Co. He is also a trustee of Lewis and Clark College. Mr. Mahaffy earned a B.A. in international affairs from Lewis and Clark College and an M.A. in international affairs from Columbia University. Our board of directors believes that Mr. Mahaffy’s experience and expertise in the pharmaceutical industry qualifies him to serve on our board of directors.

Bradley J. Bolzon, Ph.D.    Dr. Bolzon has served as one of our directors since 2007. Since 2004, Dr. Bolzon has served as a Managing Director of Versant Ventures, a healthcare venture capital firm. Previously, Dr. Bolzon served as Executive Vice President, Global Head of Business Development, Licensing & Alliances with F. Hoffmann-La Roche Ltd., a global healthcare company. Dr. Bolzon has also held various executive positions at Eli Lilly and Company, a global pharmaceutical company. Dr. Bolzon conducted his post-doctoral research training at the Ottawa Heart Institute in Ottawa, Canada. He holds a Ph.D. and an M.S. degree in Pharmacology from the University of Toronto. Our board of directors believes that Dr. Bolzon’s experience and expertise in the healthcare and pharmaceutical industries qualifies him to serve on our board of directors.

Samuel D. Colella.    Mr. Colella has served as one of our directors since 2008. Mr. Colella is a Managing Director of Versant Ventures, a healthcare venture capital firm he co-founded in 1999, and has been a general partner of Institutional Venture Partners since 1984. Mr. Colella currently serves as Chairman of the Board of Fluidigm Corporation, a biotechnology tools company, and is a member of the board of directors of Genomic Health, Inc., a molecular diagnostics company, and the boards of several private companies. Mr. Colella served on the board of directors of Alexza Pharmaceuticals, Inc., a pharmaceutical company, from 2002 to 2012 and Jazz Pharmaceuticals, Inc., a biopharmaceutical company, from 2003 to 2012. Mr. Colella earned a B.S. in business and engineering from the University of Pittsburgh and an M.B.A. from Stanford University. Our board of directors believes that Mr. Colella’s broad understanding of the life science industry and his extensive experience in working with emerging private and public companies qualifies him to serve on our board of directors.

Elaine V. Jones, Ph.D.    Dr. Jones has served as one of our directors since 2010. Since 2008, Dr. Jones has served as Executive Director, Venture Capital, of Pfizer Venture Investments, the venture capital arm of Pfizer, Inc., a global pharmaceutical company. Dr. Jones was a General Partner at EuclidSR Partners, a venture capital fund, from 2000 to 2008, and worked at S.R. One, a venture capital arm of GlaxoSmithKline, a global healthcare company, from 1999 to 2003. Dr. Jones has also served as Director of Scientific Licensing at SmithKline Beecham. Dr. Jones is a graduate of Juniata College and earned a Ph.D. in microbiology from the University of Pittsburgh. Our board of directors believes that Dr. Jones’s strong background in research and product assessment, built on her significant experience in pharmaceutical drug discovery and business development, qualifies her to serve on our board of directors.

Heath Lukatch, Ph.D.    Dr. Lukatch has served as one of our directors since 2012. Dr. Lukatch joined Novo Ventures (US) Inc., a life sciences venture capital firm, in 2006 and is currently a partner there. Dr. Lukatch is Chairman of the board of directors at Inogen, Inc. and also serves on the boards of directors at AnaptysBio, Inc., Cianna Medical, Inc., FLAPCo LLC and Panmira Pharmaceuticals LLC. Dr. Lukatch previously served on the boards of directors at Amira Pharmaceuticals, Elevation Pharmaceuticals, Inc., FoldRx Pharmaceuticals, Inc., InSound Medical, Inc. NeuroTherapeutics Pharma, Inc. and Synosia Therapeutics. Prior to joining Novo Ventures (US) Inc., Dr. Lukatch was a Managing Director responsible for biotechnology venture investments at Piper Jaffray Ventures and SightLine Partners. Dr. Lukatch also previously was a founder and Chief Executive Officer of AutoMate Scientific, Inc., a biotechnology instrumentation company. Dr. Lukatch earned a B.A. in biochemistry from the University of California, Berkeley, and a Ph.D. in neuroscience from Stanford University. Our board of directors believes that Dr. Lukatch’s research experience and his experience serving on other boards of directors in the biotechnology and pharmaceutical industries qualifies him to serve on our board of directors.

Alan Milinazzo.    Mr. Milinazzo has served as one of our directors since 2011. Since January 2013, Mr. Milinazzo has served as President, Chief Executive Officer and a director of InspireMD, a medical device company. Previously, Mr. Milinazzo served as President and Chief Executive Officer of Orthofix International N.V., a Nasdaq-listed medical device company, until August 2011, a position he was promoted to in 2006 after being hired a year earlier as Chief Operating Officer. He also served as a director of Orthofix International N.V. from December 2006 until June 2012. From 2002 to 2005, Mr. Milinazzo was the General Manager of Medtronic, Inc.’s coronary and peripheral vascular businesses. Mr. Milinazzo also spent 12 years as an executive with Boston Scientific Corporation in numerous roles, including Vice President of Marketing for SCIMED Europe. Mr. Milinazzo has over 20 years of experience in management and marketing, including positions with Aspect Medical Systems and American Hospital Supply. Our board of directors believes that Mr. Milinazzo’s more than two and a half decades of experience in the life sciences sector qualifies him to serve on our board of directors.

Andrew J. Schwab.    Mr. Schwab has served as one of our directors since 2009. Mr. Schwab is a founder and Managing Partner of 5AM Ventures, a life sciences venture capital firm, and has served on the boards of directors at several private life sciences companies. Prior to founding 5AM Ventures in 2002, Mr. Schwab was a Principal at Bay City Capital, a life sciences venture capital firm. Previously, Mr. Schwab was Vice President of Business Development at Digital Gene Technologies, Inc. and a Vice President in the life science investment banking group of Montgomery Securities. Mr. Schwab earned a B.S. with honors in genetics and ethics from Davidson College. Our board of directors believes that Mr. Schwab’s venture capital and financial services background and prior service on other boards of directors qualifies him to serve on our board of directors.

Rafaèle Tordjman, M.D., Ph.D.    Dr. Tordjman has served as one of our directors since 2009. Dr. Tordjman joined the French venture capital firm Sofinnova Partners in 2001 and is a Managing Partner specializing in life sciences investments. Dr. Tordjman has also served on the boards of directors at several life sciences companies including DBV Technologies, a French public company specializing in allergy therapies, and Ascendis Pharma, which developed a novel prodrug technology, or Preglem, specializing in reproductive female medicine. Previously, Dr. Tordjman was a research scientist at the Institut National de la Santé et de la Recherche Médicale (INSERM) in Cochin Hospital, Paris, France. Dr. Tordjman has also practiced as a medical doctor, specializing in clinical hematology and internal medicine. Dr. Tordjman earned an M.D. and fellowship in hematology and internal medicine from the Paris University Hospitals and a Ph.D. with high honors in hematopoiesis and angiogenesis, and a post-doctoral fellowship in immunology, from the University of Paris VII. Our board of directors believes that Dr. Tordjman’s medical knowledge, clinical and research experience, and industry perspective qualifies her to serve on our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of nine members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Our board of directors has determined that all of our directors other than Dr. Clayman are independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules.

Effective upon the closing of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Dr. Bolzon, Dr. Clayman and Dr. Jones, whose terms will expire at our annual meeting of stockholders to be held in 2015;

•	Class II, which will consist of Mr. Colella, Mr. Schwab and Dr. Tordjman, and whose terms will expire at our annual meeting of stockholders to be held in 2016; and

•	Class III, which will consist of Dr. Lukatch, Mr. Mahaffy and Mr. Milinazzo, and whose terms will expire at our annual meeting of stockholders to be held in 2017.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently nine members. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by Mr. Mahaffy. As a general policy, our board of directors believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the board of directors as a whole. As such, Dr. Clayman serves as our President and Chief Executive Officer while Mr. Mahaffy serves as our Chairman of the board of directors but is not an officer. We expect and intend the positions of Chairman of the board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Mr. Colella, Mr. Milinazzo and Mr. Schwab. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Stock Market and SEC independence requirements. Mr. Schwab serves as the chair of our audit committee. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•

prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•

reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•

reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•

reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

Our board of directors has determined that Mr. Schwab qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered Mr. Schwab’s previous and current experience in investment banking and financial oversight roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of Dr. Bolzon, Dr. Lukatch, Mr. Mahaffy and Dr. Tordjman. Mr. Mahaffy serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and satisfies the Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviewing and approving the compensation and other terms of employment of our executive officers;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•

evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•

reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the type and amount of compensation to be paid or awarded to our non-employee board members;

•

establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•	reviewing the adequacy of its charter on a periodic basis;

•	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and assessing on an annual basis the performance of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Colella, Dr. Lukatch and Mr. Mahaffy. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Stock Market independence requirements. Mr. Colella serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•

developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise;

•	reviewing the adequacy of its charter on an annual basis; and

•	annually evaluating the performance of the nominating and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

We have established a compensation committee which has and will make decisions relating to compensation of our executive officers. Our board of directors has appointed Dr. Bolzon, Dr. Lukatch, Mr. Mahaffy and Dr. Tordjman to serve on the compensation committee. None of these individuals has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the year ended December 31, 2013, which consist of our principal executive officer and the two other most highly compensated executive officers who were serving as executive officers as of December 31, 2013, are:

•	Michael D. Clayman, M.D., our President and Chief Executive Officer;

•	Neil Bodick, M.D., Ph.D., our Chief Medical Officer; and

•	Frederick W. Driscoll, our Chief Financial Officer.

Summary Compensation Table

The following table provides information regarding the compensation provided to our named executive officers during the last two completed fiscal years:

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Michael D. Clayman, M.D.	2013	$437,091	$1,210,659	$—	$31,688	(3)	$1,679,438
President, Chief Executive Officer, Director and Co-Founder	2012	437,091	0	137,684	31,152		605,927

Neil Bodick, M.D., Ph.D.	2013	327,818	516,984	—	30,315	(4)	875,117
Chief Medical Officer and Co-Founder	2012	327,818	0	88,511	290,195		706,524

Frederick W. Driscoll(5)	2013	186,538	709,786	—	13,153	(6)	909,477
Chief Financial Officer	2012	—	—	—	—		—

(1)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during the respective fiscal year computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718 for stock-based compensation transactions, or ASC 718. Assumptions used in the calculation of these amounts are included in Note 12 to our consolidated financial statements. For Dr. Clayman and Dr. Bodick, the amount in this column for 2013 represents the incremental fair value resulting from the modifications of Dr. Clayman’s and Dr. Bodick’s August 2012 stock options, computed as of the July 16, 2013 modification date in accordance with ASC 718. The September 2013 increase to the exercise price of Mr. Driscoll’s stock option did not result in any incremental fair value under ASC 718.
(2)	Amount represents annual performance-based cash bonuses earned for the respective fiscal year. As of the date of this prospectus, the amount of such bonuses for 2013 has not yet been determined. We expect to determine the amount of such bonuses in or before March 2014. For more information, see below under “—Annual Performance-Based Bonus Opportunity.”
(3)	Amount consists of (i) $2,568 for life insurance premiums, (ii) $26,688 for health and dental insurance premiums and (iii) $1,616 for long-term disability premiums and a $816 related tax gross up. For more information regarding these benefits, see below under “—Perquisites, Health, Welfare and Retirement Benefits.”
(4)	Amount consists of (i) $4,196 for life insurance premiums and a $288 related tax gross up, (ii) $24,407 for health and dental insurance premiums and (iii) $1,344 for long-term disability premiums and a $80 related tax gross up. For more information regarding these benefits, see below under “—Perquisites, Health, Welfare and Retirement Benefits.”
(5)	Mr. Driscoll joined us as our Chief Financial Officer in May 2013 at an annual salary of $300,000. Amounts shown represent the compensation earned by Mr. Driscoll during 2013 from and after his May 20, 2013 start date.

(6)	Amount consists of (i) $198 for life insurance premiums, (ii) $11,275 for health and dental insurance premiums and (iii) $996 for long-term disability premiums and a $684 related tax gross up. For more information regarding these benefits, see below under “—Perquisites, Health, Welfare and Retirement Benefits.”

Annual Base Salary

The compensation of our named executive officers is generally determined and approved by our board of directors, based on the recommendation of the compensation committee of our board of directors, or the Committee. Our board of directors approved the following 2013 base salaries for our named executive officers, which became effective on January 1, 2013, with the exception of Mr. Driscoll, whose base salary became effective upon his commencement of employment with us on May 20, 2013.

Name	2013 Base Salary
Michael D. Clayman, M.D.	$437,091
Neil Bodick, M.D., Ph.D.	$327,818
Frederick W. Driscoll	$300,000

Annual Performance-Based Bonus Opportunity

In addition to base salaries, our named executive officers are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate goals and to reward our executives for individual achievement towards these goals. The annual performance-based bonus that each named executive officer is eligible to receive is based on the individual’s target bonus, as a percentage of base salary, or target bonus percentage, and the extent to which we achieve the corporate goals and the executive achieves his personal goals, if any, established for each year.

The actual performance-based bonus paid to each executive, if any, is calculated by multiplying the executive’s annual base salary, target bonus percentage, the percentage attainment of the corporate goals and personal goals, if any, established for such year with respect to the executive and is prorated for the duration of employment for that year. There is no minimum bonus percentage or amount established for the named executive officers and, as a result, the bonus amounts vary from year to year based on corporate and individual performance.

The corporate and personal goals are determined by the board of directors after recommendation by the Committee and generally communicated to the named executive officers each year, prior to or shortly following the beginning of the year to which they relate or if later, in connection with the commencement of employment of the named executive officer. The corporate goals are comprised of a subset of our most important annual corporate goals and various business accomplishments, which vary from time to time depending on our overall strategic objectives. The individual goals are composed of factors that relate to each named executive officer’s ability to guide his or her own performance, and the performance of his or her direct employee reports towards reaching our corporate goals. The proportional emphasis placed on each goal within the corporate and individual goals may vary from time to time depending on our overall strategic objectives and the Committee’s subjective determination of which goals have more impact on our performance.

At the end of the year, the board of directors reviews our performance against predetermined goal weightings assigned to each corporate goal and personal goal, and approves the extent to which we achieved each of such goals. The board of directors may award a bonus in an amount above or below the amount resulting from the calculation described above, based on other factors that the board of directors determines, in its sole discretion following recommendation by the Committee, are material to our corporate performance and provide appropriate incentives to our executives, for example based on events or circumstances that arise after the original corporate goals are set.

The board of directors sets the target bonus for each of the named executive officers at the beginning of each year for which the bonus will apply, or if later, in connection with the hiring of a new named executive officer. Each named executive officer’s 2013 target bonus percentage is set forth below:

Name	Target bonus (% of base salary)
Michael D. Clayman, M.D.	35%
Neil Bodick, M.D., Ph.D.	30
Frederick W. Driscoll	30

For 2013, Dr. Clayman and Dr. Bodick’s bonuses are entirely dependent upon our achievement of corporate goals and Mr. Driscoll’s bonus is weighted 50% based on our achievement of corporate goals and 50% based on Mr. Driscoll’s achievement of his personal goals.

As of the date of this prospectus, actual amounts for 2013 annual performance-based bonuses have not yet been determined. We expect to determine the amount of such bonuses in or before March 2014. The specific achievements and performance that will be considered by our board of directors in determining bonuses for 2013 include:

•	Complete and report top line clinical data for a Phase 3 enabling study for FX006, our sustained-release intra-articular steroid for the treatment of osteoarthritis;

•	Hold an end of Phase 2 FX006 meeting with the FDA to reach agreement on clinical pathway to Phase 3 and NDA;

•	Advance development of one of our non-lead assets;

•	Establish new vendor with GMP manufacturing capabilities;

•	Explore various business development strategic alternatives; and

•	Complete a financing transaction.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests with those of our employees and consultants, including our named executive officers. The board of directors or the Committee is responsible for approving equity grants. We have generally granted stock options to our executive officers and employees as incentive compensation, however we entered into restricted stock purchase agreements with each of Dr. Clayman and Dr. Bodick in connection with their commencement of services with us in 2007. Vesting of equity awards is generally tied to continuous service with us and serves as an additional retention measure. Although we may grant equity awards to our employees and consultants from time to time, we do not have a current practice of making annual equity grants to our executives. In addition, our executives generally are awarded an initial grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have granted all stock options pursuant to the 2009 Equity Incentive Plan, or the 2009 plan, the terms of which are described below under “—Equity Benefit Plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of grant of each award. Generally our stock option awards vest over a four-year period and accelerate vesting and exercisability upon the occurrence of a change in control and the optionholder’s termination of service under certain circumstances, as further described below under “—Potential Payments Upon Termination or Change of Control.”

On May 20, 2013, the board of directors granted an option to purchase 135,301 shares of common stock to Mr. Driscoll in connection with his commencement of employment with a four-year vesting schedule subject to his continued service. This option was originally granted with an exercise price of $6.59 per share. In September 2013, we and Mr. Driscoll agreed to increase the exercise price of the option from $6.59 to $7.89 per share. We did not grant any equity awards to Dr. Clayman or Dr. Bodick in 2013. However, in connection with this offering, on July 16, 2013 the board of directors exercised its election to provide that the options granted in August 2012 to each of Dr. Clayman and Dr. Bodick would vest over a four-year period from August 29, 2012. The exercise prices and detailed vesting terms of these option grants are described in the footnotes to the “—Outstanding Equity Awards at Fiscal Year End” table below.

Agreements with our Named Executive Officers

Below are written descriptions of our employment or consulting agreements or offer letters with our named executive officers and our other executive officer, Mr. Fratamico.

Agreement with Dr. Clayman.    We entered into a letter agreement with Dr. Clayman in November 2007 setting forth the terms of his employment and subsequently amended and restated the agreement in September 2013. Pursuant to his agreement, Dr. Clayman is entitled to a 2013 annual base salary of $437,091, subject to increase by the board of directors, and is eligible to receive an annual cash performance bonus based on a target of 35% of his base salary, subject to achievement of performance goals established by the board of directors. Dr. Clayman is additionally entitled to certain severance and change of control benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Dr. Bodick.    We entered into a letter agreement with Dr. Bodick in November 2007 setting forth the terms of his employment and subsequently amended and restated the agreement in September 2013. Pursuant to his agreement, Dr. Bodick is entitled to a 2013 annual base salary of $327,818, subject to increase by the board of directors, and is eligible to receive an annual cash performance bonus based on a target of 30% of his base salary, subject to achievement of performance goals established by the board of directors. Dr. Bodick is additionally entitled to certain severance and change of control benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Mr. Fratamico.    We entered into a letter agreement with Mr. Fratamico in May 2012 setting forth the terms of his employment and subsequently amended and restated the agreement in September 2013. Pursuant to his agreement, Mr. Fratamico is entitled to a 2013 annual base salary of $305,326 and is eligible to receive an annual cash performance bonus of up to 30% of his base salary, subject to achievement of performance goals established by the board of directors. Pursuant to the agreement, Mr. Fratamico was granted an option to purchase 121,402 shares of our common stock, which vests over a four-year period. Mr. Fratamico is additionally entitled to certain severance and change of control benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Agreement with Mr. Driscoll.    Mr. Driscoll commenced employment as our Chief Financial Officer in May 2013, and his letter agreement was amended and restated in September 2013. Because Mr. Driscoll was not an executive officer until 2013, he is not a named executive officer for 2012. We entered into a letter agreement with Mr. Driscoll in April 2013 setting forth the terms of his employment as Chief Financial Officer. Pursuant to his agreement, Mr. Driscoll is entitled to a 2013 annual base salary of $300,000 and is eligible to receive an annual cash performance bonus of up to 30% of his base salary, subject to achievement of performance goals established by the board of directors. Pursuant to the agreement, Mr. Driscoll was granted an option to purchase 135,301 shares of our common stock on May 20, 2013, which vests over a four year period. Mr. Driscoll is additionally entitled to certain severance and change of control benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, the named executive officer is entitled to receive amounts earned during his term of service, including salary and unused vacation pay.

Pursuant to their amended and restated letter agreements entered into in September 2013, each of our named executive officers is entitled to certain severance and change of control payments and benefits. In the event that the executive is terminated without cause or upon the executive’s resignation for good reason, upon his execution of a release and waiver in favor of us, each executive is entitled to receive (1) payments at the rate of his then current salary for 12 months (with respect to Dr. Clayman and Dr. Bodick) and 6 months (with respect to Mr. Driscoll); (2) reimbursement of COBRA health and dental premiums for up to 12 months (with respect to Dr. Clayman and Dr. Bodick) and 6 months (with respect to Mr. Driscoll); (3) with respect to Dr. Clayman and Dr. Bodick, accelerated vesting of their outstanding equity awards to the extent they would have vested during the following 12 months or, if Dr. Clayman’s or Dr. Bodick’s termination without cause or resignation for good reason occurs within 12 months following a change of control, accelerated vesting of all outstanding equity awards in full and (4) with respect to Mr. Driscoll, accelerated vesting of all outstanding equity awards in full in the event of a termination without cause or resignation for good reason within 12 months following a change of control. In addition, each of our named executive officers holds stock options under our 2009 plan that provide that the options will vest in full upon the executive’s termination without cause or resignation for good reason within 12 months of a change of control. A description of the termination and change of control provisions in such equity incentive plans and stock option agreements is provided below under “—Equity Benefit Plans.”

Mr. Fratamico is entitled to generally the same severance and change of control benefits as Mr. Driscoll.

For purposes of the letter agreements:

•

“cause” for purposes of Dr. Clayman’s and Dr. Bodick’s letter agreements generally means the executive’s termination by us due to his (i) repeated and willful failure to satisfactorily perform his duties after written notice and an opportunity to cure; (ii) misconduct or dishonesty that materially injures our business, business reputation or business relationships; (iii) conviction of, or pleading guilty or nolo contendere to, a felony; (iv) any act of fraud against us; (v) personal dishonesty taken in connection with his responsibilities that is intended to result in substantial personal enrichment; (vi) repeated refusal or failure to follow lawful directions of the board of directors, which remain uncured after written notice; or (vii) engagement or participation in any activity directly competitive with or injurious to us or, which violates any material provisions of his proprietary information and inventions agreement with us or permitted activities described in his letter agreement after written notice.

•

“cause” for purposes of Mr. Driscoll’s letter agreement generally means his termination by us due to his (i) commission of a felony or crime involving fraud, dishonesty or moral turpitude; (ii) attempted commission of, or participation in, a fraud or act of dishonesty against us; (iii) intentional, material violation of any contract or agreement with us or of any statutory duty owed to us; (iv) unauthorized use or disclosure of our confidential information or trade secrets; (v) gross misconduct; or (vi) failure or refusal to perform the material duties and responsibilities of his position.

•

“change of control” for purposes of each of the named executive officer’s letter agreements generally means (i) any person or entity becomes the owner of more than 50% of our combined voting power; (ii) a consummated merger, consolidation or similar transaction to which we are a party and our stockholders do not own more than 50% of the combined voting power of the surviving entity or its parent company; (iii) a consummated sale, lease or other disposition of all or substantially all of our consolidated assets; or (iv) with respect to Mr. Driscoll, our stockholders or board of directors approves a plan of complete dissolution or liquidation or such dissolution or liquidation otherwise occurs.

•

“good reason” for purposes of each of the named executive officer’s letter agreements generally means the executive’s resignation within 90 days after the occurrence of any of the following events, provided the executive first gives written notice to us and an opportunity to cure for 30 days after such notice: (i) a material reduction in his duties, authority or responsibilities; (ii) a material reduction in his annual base salary; (iii) a relocation of his principal place of employment that increases his one-way commute by more than 50 miles; or (iv) with respect to Dr. Clayman and Dr. Bodick, a material breach of his employment letter agreement.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2013.

		Option awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price Per Share(2)	Option Expiration Date
Michael D. Clayman, M.D.	9/24/2009	15,369	—		$0.16	9/23/2019
	8/29/2012	45,510	91,020	(3)	2.52	8/28/2022
Neil Bodick, M.D., Ph.D.	9/24/2009	87,702	—		0.16	9/23/2019
	8/29/2012	19,434	38,868	(4)	2.52	8/28/2022
Frederick W. Driscoll	5/20/2013	—	135,301	(5)	7.89	5/19/2023

(1)	All of the option awards listed in the table above were granted under the 2009 plan, the terms of which are described below under “—Equity Benefit Plans.” Except as otherwise indicated, each option award becomes exercisable as it becomes vested and all vesting is subject to the executive’s continuous service with us through the vesting dates.
(2)	All of the option awards listed in the table above were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors with the assistance of a third party valuation expert.
(3)

The option vests at the rate of 1/4th of the total number of shares subject to the option one year after August 29, 2012, with 1/48th of the shares vesting monthly thereafter over the next three years. In the event Dr. Clayman’s employment is terminated by us without cause or by Dr. Clayman for good reason, the option shall accelerate and vest to the extent it would have vested in the 12-month period following the date of termination and, if such termination occurs within 12 months following a change of control transaction, the option shall accelerate and vest in full.

(4)

The option vests at the rate of 1/4th of the total number of shares subject to the option one year after August 29, 2012, with 1/48th of the shares vesting monthly thereafter over the next three years. In the event Dr. Bodick’s employment is terminated by us without cause or by Dr. Bodick for good reason, the option shall accelerate and vest to the extent it would have vested in the 12-month period following the date of termination and, if such termination occurs within 12 months following a change of control transaction, the option shall accelerate and vest in full.

(5)

The option vests at the rate of 1/4th of the total number of shares subject to the option one year after May 20, 2013, with 1/48th of the shares vesting monthly thereafter over the next three years, subject to acceleration in the event Mr. Driscoll’s employment is terminated by us without cause or by Mr. Driscoll for good reason, in each case within 12 months following a change of control transaction. The option was originally granted with an exercise price of $6.59 per share and was subsequently amended to increase the exercise price to $7.89 per share.

Option Modifications

On July 16, 2013, the board of directors exercised its election to provide that the options granted in August 2012 to each of Dr. Clayman and Dr. Bodick would vest over a four-year period from August 29, 2012. These options were originally granted with a vesting schedule based on the aggregate consideration we receive in the event of certain types of corporate transactions or, at the board of directors’ election in connection with an equity financing or our initial public offering, over a four-year period. In addition, in September 2013, we and Mr. Driscoll agreed to increase the exercise price of his option granted on May 20, 2013 from $6.59 to $7.89 per share.

Perquisites, Health, Welfare and Retirement Benefits

Our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, group life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. We provide a 401(k) plan to our employees, including our named executive officers, as discussed in the section below entitled “—401(k) Plan.”

We generally do not provide perquisites or personal benefits to our named executive officers, except in certain limited circumstances. We do, however, pay the premiums for group term life insurance and long-term disability benefits (and, with respect to long-term disability benefits, we provide a tax gross up relating to such payment) for all of our employees, including our named executive officers and we pay or reimburse our named executive officers for their health and dental premiums. In addition, we made tax gross up payments relating to life insurance benefits for Dr. Bodick in 2013. None of our named executive officers participate in qualified or non-qualified defined benefit plans sponsored by us. Our board of directors may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute up to the lesser of 100% of his or her compensation or the statutory limit, which was $17,500 for calendar year 2013. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2013 was up to an additional $5,500 above the statutory limit. We currently do not make matching contributions into the 401(k) plan on behalf of participants. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

Non-qualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other non-qualified deferred compensation plans maintained by us. Our board of directors may elect to provide our officers and other employees with non-qualified defined contribution or other non-qualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Equity Benefit Plans

2013 Equity Incentive Plan

Our board of directors adopted the 2013 plan in August 2013, and our stockholders approved the plan in January 2014. The 2013 plan will become effective as of the date of this prospectus. Once the 2013 plan is effective, no further grants will be made under the 2009 plan.

Stock Awards.    The 2013 plan provides for the grant of incentive stock options, or ISOs, non-statutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. Additionally, the 2013 plan provides for the grant of performance cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2013 plan after the 2013 plan becomes effective is the sum of (i) 1,230,012 shares, plus (ii) the number of shares remaining available for grant under our 2009 plan at the time our 2013 plan becomes effective, plus (iii) any shares subject to outstanding stock options or other stock awards that would have otherwise returned to our 2009 plan (such as upon the expiration or termination of a stock award prior to vesting). Additionally, the number of shares of our common stock reserved for issuance under our 2013 plan will automatically increase on January 1 of each year, beginning on January 1, 2015 (assuming the 2013 plan becomes effective in 2014), and continuing through and including January 1, 2023, by 4% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under our 2013 plan is 4,684,989 shares.

No person may be granted stock awards covering more than 3,000,000 shares of our common stock under our 2013 plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than 3,000,000 shares or a performance cash award having a maximum value in excess of $3,000,000. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2013 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2013 plan. In addition, the following types of shares under the 2013 plan may become available for the grant of new stock awards under the 2013 plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2013 plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2013 plan.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2013 plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2013 plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2013 plan. Subject to the terms of our 2013 plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    Incentive and non-statutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2013 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2013 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2013 plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2013 plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2013 plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    The 2013 plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder’s equity; (10) return on assets, investment or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue or product revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, clinical trial enrollment, clinical trial results, new and supplemental indications for existing products, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals and product supply); (29) user satisfaction; (30) stockholders’ equity; (31) capital expenditures; (32) debt levels; (33) operating profit or net operating profit; (34) workforce diversity; (35) growth of net income or operating income; (36) billings; (37) bookings; (38) the number of users, including but not limited to unique users; (39) employee retention; (40) initiation of phases of clinical trials and/or studies by specific dates; (41) patient enrollment rates; (42) budget management; (43) submission to, or approval by, a regulatory body (including, but not limited to the U.S. Food and Drug Administration) of an applicable filing or a product candidate; (44) regulatory milestones; (45) progress of internal research or clinical programs; (46) progress of partnered programs; (47) partner satisfaction; (48) timely completion of clinical trials; (49) submission of INDs and NDAs and other regulatory achievements; (50) research progress, including the development of programs; (51) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; and (52) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item; and (13) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the U.S. Food and Drug Administration or any other regulatory body. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved for issuance under the 2013 plan, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares that may be issued upon the exercise of ISOs, (d) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2013 plan pursuant to Section 162(m) of the Code) and (e) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•

make a payment equal to the excess of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2013 plan, a corporate transaction is generally the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets, (ii) a sale or other disposition of at least 90% of our outstanding securities, (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. Under the 2013 plan, a change of control is generally (i) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (ii) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; (iii) a consummated sale, lease or exclusive license or other disposition of all or substantially of our consolidated assets; or (iv) our complete liquidation or dissolution (or the approval by our stockholders or our board of directors of our complete liquidation or dissolution).

Amendment and Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2013 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2013 plan.

2009 Equity Incentive Plan

Our board of directors and our stockholders approved our 2009 plan, which became effective in September 2009. As of January 15, 2014, there were 272,621 shares remaining available for the grant of stock awards under our 2009 plan and there were outstanding stock awards covering a total of 834,983 shares that were granted under our 2009 plan.

After the effective date of the 2013 plan, no additional awards will be granted under the 2009 plan, and all awards granted under the 2009 plan that are repurchased, forfeited, expire, are cancelled or otherwise not issued will become available for grant under the 2013 plan in accordance with its terms.

Stock awards.    The 2009 plan provides for the grant of stock awards, all of which may be granted to employees, including officers, non-employee directors, and consultants of us and our affiliates. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.    The aggregate number of shares of our common stock originally reserved for issuance pursuant to stock awards under the 2009 plan was 1,371,463 shares. The maximum number of shares that may be issued upon the exercise of ISOs under our 2009 plan was 2,742,927 shares.

If a stock award granted under the 2009 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2009 plan. In addition, the following types of shares under the 2009 plan may become available for the grant of new stock awards under the 2009 plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2009 plan may be previously unissued shares or reacquired shares bought by us on the open market.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2009 plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2009 plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted, and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2009 plan. Subject to the terms of our 2009 plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2009 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2009 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2009 plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options, or portions thereof, that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the option is not exercisable after the expiration of five years from the date of grant.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved for issuance under the 2009 plan, (b) the class and maximum number of shares that may be issued upon the exercise of ISOs, and (c) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    Unless otherwise provided in the terms of an individual stock award or another written agreement between us and the holder of a stock award, in the event of certain specified significant corporate transactions, outstanding stock awards may be assumed, continued or substituted for similar stock awards by the surviving or acquiring corporation. If any surviving or acquiring corporation fails to assume, continue or substitute such stock awards, stock awards held by participants whose continuous service has terminated will accelerate vesting in full prior to the corporate transaction and all stock awards will terminate at or prior to the corporate transaction.

Under the 2009 plan, a corporate transaction is generally the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets, (ii) a sale or other disposition of at least 90% of our outstanding securities, (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. All of our outstanding option agreements with our employees provide for acceleration in full of the stock option if within 12 months after a change of control a participant is terminated without cause or resigns for good reason (which includes a resignation due to assignment of duties or responsibilities that result in a material diminution of function, material reduction in base salary, a relocation of employment by more than 50 miles or a material breach by us of the terms of the 2009 plan, option agreement or other material agreement with the company concerning employment). Under the 2009 plan, a change of control is generally (i) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (ii) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; (iii) our complete liquidation or dissolution or approval by the stockholders or our board of directors of a plan of complete dissolution or liquidation of us; or (iv) a consummated sale, lease or exclusive license or other disposition of all or substantially of our consolidated assets.

Amendment and Termination.    The 2009 plan will terminate on September 23, 2019. However, our board of directors has the authority to amend, suspend, or terminate our 2009 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent.

2013 Employee Stock Purchase Plan

Our board of directors adopted the 2013 Employee Stock Purchase Plan, or the ESPP, in August 2013 and our stockholders approved the ESPP in January 2014. The ESPP will become effective as of the date of this prospectus. The purpose of the ESPP is to retain the services of new employees and secure the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success and that of our affiliates.

Share Reserve.    Following this offering, the ESPP authorizes the issuance of 209,102 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2015 (assuming the ESPP becomes effective in 2014) through January 1, 2023 by the least of (a) 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b) 375,768 shares, or (c) a number determined by our board of directors that is less than (a) and (b). The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration.    Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large non-recurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (a) the number of shares reserved under the ESPP, (b) the maximum number of shares by which the share reserve may increase automatically each year and (c) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions.    In the event of certain significant corporate transactions, including: (i) a sale of all our assets, (ii) the sale or disposition of 90% of our outstanding securities, (iii) the consummation of a merger or consolidation where we do not survive the transaction, and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments, Termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances any such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Director Compensation

Historically, we have not paid cash or equity compensation to directors who are also our employees for service on our board of directors, nor have we paid cash or equity compensation to our non-employee directors who are associated with our principal stockholders for service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

We provide compensation to Mr. Mahaffy for his services as the chairman of the board of directors pursuant to a letter agreement we entered into with Mr. Mahaffy in October 2009. Under the letter agreement, we provide Mr. Mahaffy an annual cash retainer of $62,500 payable quarterly in arrears as well as reimbursement for his reasonable expenses incurred in attending meetings. In addition, in connection with his letter agreement with us, Mr. Mahaffy was granted an option under our 2009 plan to purchase 30,824 shares, which vests over a four-year period measured from September 24, 2009, subject to his continued service to us, and becomes fully vested upon a change of control (as defined in the 2009 plan).

We provide compensation to Mr. Milinazzo for his services as a member of our board of directors pursuant to a letter agreement we entered into with Mr. Milinazzo in May 2011. Under the letter agreement, we provide Mr. Milinazzo an annual cash retainer of $25,000 payable quarterly in arrears as well as reimbursement for his reasonable expenses incurred in attending meetings. In addition, in connection with his letter agreement with us, Mr. Milinazzo was granted an option under our 2009 plan to purchase 18,450 shares, which vests over a four-year period measured from May 20, 2011, subject to his continued service to us, and becomes fully vested upon a change of control (as defined in the 2009 plan).

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2013 to each of our non-employee directors:

Name(1)	Fees Earned or Paid in Cash	Option Awards(2)	All Other Compensation	Total
Patrick J. Mahaffy.	$62,500	$—	$—	$62,500
Bradley J. Bolzon, Ph.D.	—	—	—	—
Samuel D. Colella	—	—	—	—
Elaine V. Jones, Ph.D.	—	—	—	—
Heath Lukatch, Ph.D.	—	—	—	—
Alan Milinazzo	25,000	—	—	25,000
Andrew J. Schwab	—	—	—	—
Rafaèle Tordjman, M.D., Ph.D.	—	—	—	—

(1)	Dr. Clayman was an employee director during 2013 and his compensation is fully reflected in the “—Summary Compensation Table” above. Dr. Clayman did not receive any compensation in 2013 for services provided as a member of our board of directors.
(2)	We did not grant any stock options to our non-employee directors in 2013. The aggregate number of shares subject to each non-employee director’s outstanding option awards as of December 31, 2013 was as follows: Patrick J. Mahaffy, 30,824 outstanding and unexercised; Alan Milinazzo, 18,450 outstanding and unexercised.

Effective upon the date of the underwriting agreement related to this offering, our board of directors adopted a new compensation policy that will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $35,000;

•	an additional annual cash retainer of $27,500 for service as chairman of the board of directors;

•	an additional annual cash retainer of $7,500 for service as a member of the audit committee or $15,000 for service as chair of the audit committee;

•	an additional annual cash retainer of $5,000 for service as a member of the compensation committee or $10,000 for service as chair of the compensation committee;

•

an additional annual cash retainer of $3,750 for service as a member of the nominating and corporate governance committee or $7,500 for service as chair of the nominating and corporate governance committee;

•	upon first joining our board of directors, an automatic initial grant of an option to purchase 3,690 shares of our common stock vesting over three years following the grant date; and

•

for each non-employee director whose term continues on the date of our annual meeting each year, an automatic annual grant of an option to purchase 1,230 shares of our common stock vesting over one year following the grant date.

Each of the option grants described above will vest in full upon a change in control (as defined under our 2013 plan). The term of each option will be 10 years. The options will be granted under our 2013 plan, the terms of which are described in more detail above under “—Equity Benefit Plans—2013 Equity Incentive Plan.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2010 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Compensation Discussion and Analysis.”

Preferred Stock Financings

December 2012 Series B Preferred Stock Financing

In December 2012, we entered into a Series B Preferred Stock Purchase Agreement, or the Series B Purchase Agreement, pursuant to which we issued and sold to investors an aggregate of 17,736,786 shares of our Series B convertible preferred stock at a purchase price of $1.1275 per share, for aggregate consideration of $20.0 million.

March 2011 and February 2012 Additional Closings of Series A Preferred Stock Financing

In March 2011, we issued and sold to investors an aggregate of 13,000,000 shares of our Series A convertible preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $13.0 million. These shares were sold and issued in an additional closing pursuant to a Share Purchase Agreement originally entered into between the Company and the investors in September 2009, or the 2009 Purchase Agreement. In February 2012, at an additional closing pursuant to the 2009 Purchase Agreement, we issued and sold to investors an aggregate of 13,093,464 additional shares of our Series A convertible preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $13.1 million.

The participants in the convertible preferred stock financings described above included the following holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to these related parties in these financings:

Participants(1)	Series A Preferred Stock Issued in March 2011 and February 2012	Series B Preferred Stock Issued in December 2012
5% or Greater Stockholders
Versant Venture Capital III, L.P. and its affiliates(2)	8,656,148	3,153,677
Sofinnova Capital VI FCPR	6,458,265	2,116,562
Pfizer Inc.	5,812,438	1,904,905
5AM Ventures II, L.P. and its affiliates(3)	5,166,613	1,693,249
Novo A/S	—	8,868,393

(1)	Additional details regarding these stockholders and their equity holdings is provided in “Principal Stockholders.”
(2)	Represents shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P.
(3)	Represents shares held by 5AM Ventures II, L.P. and 5AM Co-Investors II, L.P.

Some of our directors are associated with participants in the convertible preferred stock financings described above, as indicated in the table below:

Director	Principal Stockholder
Bradley J. Bolzon, Ph.D.	Versant Venture Capital III, L.P. and its affiliates
Samuel D. Colella	Versant Venture Capital III, L.P. and its affiliates
Elaine V. Jones, Ph.D.	Pfizer Inc.
Heath Lukatch, Ph.D.	Novo A/S
Andrew J. Schwab	5AM Ventures II, L.P. and its affiliates
Rafaèle Tordjman, M.D., Ph.D.	Sofinnova Capital VI FCPR

Investor Rights, Voting and Co-Sale Agreements

In connection with our preferred stock financings, we entered into amended and restated investor rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our amended and restated investor rights agreement in December 2012 between us and the investors listed therein, or the Investor Rights Agreement, as more fully described below in “Description of Capital Stock—Registration Rights.”

Services Agreement with Stockholder Affiliate

We previously entered into a services agreement with Euro Ventures, Inc., or Euro Ventures, pursuant to which Euro Ventures provided general business consulting services to us, including consulting relating to general business development, assistance with our financial strategy and assistance with respect to clinical development and strategic matters, in exchange for a monthly consulting fee. Euro Ventures is an affiliate of Versant Venture Capital III, L.P., our largest stockholder. The services agreement was terminated in 2011. From January 1, 2010 until the time of termination, we paid Euro Ventures an aggregate of $729,495 in fees for the performance of services under the services agreement.

Participation in this Offering

Entities affiliated with Versant Venture Capital III, L.P., Sofinnova Capital VI FCPR and Novo A/S, each of which is an existing stockholder, have agreed to purchase an aggregate of $16.0 million in shares of our common stock in this offering at the initial public offering price.

Employment Arrangements

We have entered into employment arrangements with our executive officers, as more fully described in “Executive and Director Compensation—Agreements with our Named Executive Officers,” and “—Potential Payments Upon Termination or Change of Control.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in “Executive and Director Compensation.”

Indemnification Agreements

We have entered into, and intend to continue to enter into, separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director or a holder of more than 5% of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or other independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column entitled “Before offering” is based on 9,746,147 shares of common stock outstanding as of December 31, 2013, assuming conversion of all outstanding shares of our convertible preferred stock into 8,952,057 shares of common stock upon the closing of this offering. The percentage ownership information under the column entitled “After offering” is based on the sale of 5,000,000 shares of common stock in this offering.

Certain of our existing stockholders have agreed to purchase an aggregate of $16.0 million in shares of our common stock in this offering at the initial public offering price. The information set forth in the table below does not reflect the anticipated purchase of any shares in this offering by these stockholders.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before March 1, 2014, which is 60 days after December 31, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Flexion Therapeutics, Inc., 10 Mall Road, Suite 301, Burlington, Massachusetts 01803.

Name and address of beneficial owner	Number of shares beneficially owned	Percentage of shares beneficially owned
		Before offering	After offering
5% or greater stockholders
Versant Venture Capital III, L.P. and its affiliates(1)	2,899,115	29.75%	19.66%
3000 Sand Hill Road, Bldg 4, Suite 210 Menlo Park, CA 94025
Sofinnova Capital VI FCPR(2)	1,874,722	19.24%	12.71%
16-18 rue de 4 Septembre 75002 Paris, France
Pfizer Inc.(3).	1,687,250	17.31%	11.44%
235 E. 42nd Street New York, NY 10017
5AM Ventures II, L.P. and its affiliates(4)	1,512,076	15.51%	10.25%
2200 Sand Hill Road, Suite 110 Menlo Park, CA 94025

Name and address of beneficial owner	Number of shares beneficially owned	Percentage of shares beneficially owned
		Before offering	After offering
Novo A/S(5)	1,090,823	11.19%	7.40%
Tuborg Havnevej 19 DK-2900 Hellerup Denmark
Directors and named executive officers
Michael D. Clayman, M.D.(6)	753,511	7.68%	5.09%
Neil Bodick, M.D., Ph.D.(7)	535,184	5.43%	*
Frederick Driscoll	—	—	—
Arthur Fratamico, R.Ph.(8)	53,113	*	*
Patrick J. Mahaffy(9)	30,824	*	*
Bradley J. Bolzon, Ph.D.(10)	2,899,115	29.75%	19.66%
Samuel D. Colella (11)	2,899,115	29.75%	19.66%
Elaine V. Jones, Ph.D.	—	—	—
Heath Lukatch, Ph.D.	—	—	—
Alan Milinazzo(12)	12,684	*	*
Andrew J. Schwab(13)	1,512,076	15.51%	10.25%
Rafaèle Tordjman, M.D., Ph.D.(14)	1,874,722	19.24%	12.71%
All current executive officers and directors as a group (12 persons)(15)	6,893,863	68.81%	45.90%

*	Represents beneficial ownership of less than one percent.
(1)	Includes (a) 73,367 shares of common stock held by Versant Venture Capital III, L.P., (b) 433 shares of common stock held by Versant Side Fund III, L.P., (c) 2,422,326 shares of common stock issuable upon conversion of convertible preferred stock held by Versant Venture Capital III, L.P. and (d) 14,306 shares of common stock issuable upon conversion of convertible preferred stock held by held by Versant Side Fund III, L.P. Also includes 31,980 shares of common stock held by Versant Development Fund III, LLC and 356,703 shares of common stock issuable upon conversion of convertible preferred stock held by Versant Development Fund III, LLC. Brian G. Atwood, Ross A. Jaffe, M.D., Samuel D. Colella, Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Ph.D., William J. Link, Ph.D., Charles M. Warden, and Barbara N. Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. Versant Venture Capital III, L.P. is the majority member of Versant Development Fund III, LLC.
(2)	Represents shares of common stock issuable upon conversion of convertible preferred stock held by Sofinnova Capital VI FCPR. Sofinnova Partners SAS, a French corporation and the management company of Sofinnova Capital VI FCPR, may be deemed to have sole voting and investment power, and Dennis Lucquin, Antoine Papiernik, Dr. Tordjman and Monique Saulnier, the managing partners of Sofinnova Partners SAS, may be deemed to have shared voting and investment power with respect to such shares.
(3)	Represents shares of common stock issuable upon conversion of convertible preferred stock held by Pfizer Inc.
(4)	Includes (a) 11,833 shares of common stock held by 5AM Ventures II, L.P., (b) 466 shares of common stock held by 5AM Co-Investors II, L.P., (c) 1,442,846 shares of common stock issuable upon conversion of convertible preferred stock held by 5AM Ventures II, L.P. and (d) 56,931 shares of common stock issuable upon conversion of convertible preferred stock held by held by 5AM Co-Investors II, L.P. John D. Diekman, Andrew J. Schwab and Scott M. Rocklage are managing members of 5AM Partners II LLC, the general partner of 5AM Ventures II L.P. and 5AM Co-Investors II L.P., and as such, share voting and investment authority over the shares held by 5AM Ventures II L.P. and 5AM Co-Investors II L.P.
(5)	Represents shares of common stock issuable upon conversion of convertible preferred stock held by Novo A/S. Novo A/S is a Danish limited liability company. The board of directors of Novo A/S, which consists of Sten Scheibye, Göran Ando, Jørgen Boe, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has shared investment and voting control with respect to the shares held by Novo A/S and may exercise such control only with the support of a majority of the members of the Novo A/S board of directors. As such, no individual member of the Novo A/S board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo A/S. Dr. Lukatch, a member of our board of directors, is employed as a Partner of Novo Ventures (US) Inc. Dr. Lukatch is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the shares held by Novo A/S.

(6)	Includes 273,661 shares of common stock held by Dr. Clayman and 66,567 shares of common stock issuable upon the exercise of options exercisable within 60 days of December 31, 2013. Also includes 24,600 shares of common stock held by the Michael D. Clayman Irrevocable Trust, of which Dr. Clayman’s spouse is trustee. Also includes 31,980 shares of common stock held by Versant Development Fund III, LLC and 356,703 shares of common stock issuable upon conversion of convertible preferred stock held by Versant Development Fund III, LLC. Dr. Clayman is a manager and minority member of Versant Development Fund III, LLC. Dr. Clayman disclaims any beneficial ownership of the shares held by Versant Development Fund III, LLC except to the extent of his pecuniary interest in these shares.
(7)	Includes 36,937 shares of common stock held by Dr. Bodick and 109,564 shares of common stock issuable upon the exercise of options exercisable within 60 days of December 31, 2013. Also includes 31,980 shares of common stock held by Versant Development Fund III, LLC and 356,703 shares of common stock issuable upon conversion of convertible preferred stock held by Versant Development Fund III, LLC. Dr. Bodick is a manager and minority member of Versant Development Fund III, LLC. Dr. Bodick disclaims any beneficial ownership of the shares held by Versant Development Fund III, LLC except to the extent of his pecuniary interest in these shares.
(8)	Represents shares of common stock issuable upon the exercise of options exercisable within 60 days of December 31, 2013.
(9)	Represents shares of common stock issuable upon the exercise of options exercisable within 60 days of December 31, 2013.
(10)	Includes the shares of capital stock held by the Versant Ventures entities referred to in footnote (1) above. Dr. Bolzon disclaims any beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest in these entities.
(11)	Includes the shares of capital stock held by the Versant Ventures entities referred to in footnote (1) above. Mr. Colella disclaims any beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest in these entities.
(12)	Represents shares of common stock issuable upon the exercise of options exercisable within 60 days of December 31, 2013.
(13)	Includes the shares of capital stock held by the 5AM Ventures entities referred to in footnote (4) above. Mr. Schwab disclaims any beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest in these entities.
(14)	Includes the shares of capital stock held by Sofinnova Capital VI FCPR as described in footnote (2) above. Dr. Tordjman disclaims any beneficial ownership of the shares held by Sofinnova Capital VI FCPR except to the extent of her pecuniary interest in these entities.
(15)	Includes 6,621,111 shares held by all current executive officers and directors as a group and 272,752 shares that all current executive officers and directors as a group have the right to acquire from us within 60 days of December 31, 2013 pursuant to the exercise of stock options. The shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P., which are deemed to be beneficially owned by both Mr. Colella and Dr. Bolzon, and the shares held by Versant Development Fund III, LLC, which are deemed to be beneficially owned by Drs. Bodick, Bolzon and Clayman and Mr. Colella, are counted only once in this total.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated. The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

Outstanding Shares

On January 15, 2014, there were 794,090 shares of common stock outstanding, held of record by 22 stockholders. This amount excludes our outstanding shares of convertible preferred stock, which will convert into 8,952,057 shares of common stock upon the closing of this offering. Based on the number of shares of common stock outstanding as of January 15, 2014, and assuming (1) the conversion of all outstanding shares of our convertible preferred stock and (2) the issuance by us of 5,000,000 shares of common stock in this offering, there will be 14,746,147 shares of common stock outstanding upon the closing of this offering.

As of January 15, 2014, there were 834,983 shares of common stock subject to outstanding options under our equity incentive plans.

Voting

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

On January 15, 2014, there were 72,780,250 shares of convertible preferred stock outstanding, held of record by nine stockholders. Upon the closing of this offering, all outstanding shares of convertible preferred stock will have been converted into 8,952,057 shares of our common stock. Upon the closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Following the closing of this offering, certain holders of our common stock, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to an amended and restated investor rights agreement by and among us and certain of our stockholders.

Demand Registration Rights

At any time beginning 180 days following the effective date of this registration statement, the holders of a majority of the registrable securities, as defined in the amended and restated investor rights agreement, have the right to make up to two demands that we file a registration statement under the Securities Act covering the majority of registrable securities then outstanding (or a lesser portion if the anticipated aggregate offering price of securities requested to be sold under such registration statement would exceed $10.0 million, net of underwriting discounts and commissions), subject to specified exceptions.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, holders of registrable securities have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $2.0 million, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights

If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares requested by the holders to be included in the registration statement, except this offering in which the holders have waived any and all rights to have their shares included.

Expenses of Registration

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate three years following the closing of this offering or, as to a given holder of registrable securities, when such holder is able to sell all of their registrable securities in a single 90-day period under Rule 144 of the Securities Act, or Rule 144.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•

provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Nasdaq Global Market Listing

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “FLXN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is P.O. Box 43078, Providence, Rhode Island 02940.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of January 15, 2014, upon the closing of this offering, 14,746,147 shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining 9,746,147 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be eligible for sale under Rule 144 or Rule 701 of the Securities Act upon expiration of lock-up agreements at least 180 days after the date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 147,461 shares immediately after this offering; or

•

the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 pursuant to Rule 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701 of the Securities Act, or Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of January 15, 2014, options to purchase a total of 834,983 shares of common stock were outstanding, of which 393,365 were vested. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of those agreements unless held by an affiliate of ours.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders and optionholders, have agreed that for a period of 180 days after the date of this prospectus, subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. Upon expiration of the “lock-up” period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See “Registration Rights” below.

Registration Rights

Upon the closing of this offering, the holders of 9,254,637 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2013 plan and the 2013 purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes that may be relevant to Non-U.S. Holders in light of their particular circumstances, does not deal with foreign, state and local tax consequences and does not address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions (except to the extent specifically set forth below), insurance companies, persons subject to the alternative minimum tax, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below), persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, partnerships and other pass-through entities, and investors in such pass-through entities or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Department of the Treasury, or Treasury, regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that has not been excluded from this discussion and is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, or other appropriate form, certifying the Non-U.S.

Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, or other appropriate form, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will constitute a non-taxable return of capital to the extent of your adjusted basis and will first reduce your adjusted basis in our common stock, but not below zero, and then will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a non-resident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our business assets (which include U.S. real property interests). We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period, and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify or continue to qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S.

Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. The backup withholding rate is 28%.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds from a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax benefit or credit with respect to such backup withholding.

Foreign Accounts

Recently-enacted legislation imposes withholding taxes on certain types of payments made to a foreign financial institution (as specifically defined for this purpose), including when the foreign financial institution holds our common stock on behalf of a non-U.S. Holder, as well as certain other non-U.S. entities, unless additional certification, information reporting and other specified requirements are satisfied. The failure of a foreign financial institution or other non-U.S. entity to comply with the reporting requirements could result in a 30% withholding tax being imposed on certain “Withholdable Payments” paid to such entity. For this purpose, subject to certain exceptions, the term “Withholdable Payment” generally includes payment of dividends if such payment is from sources within the United States, as well as any gross proceeds from the sale or other disposition of any property of a type which can produce, among other things, dividends from sources within the United States. If a Non-U.S. Holder does not provide the withholding agent with the information necessary for it to comply with this legislation, it is possible that payments of dividends as well as payments received from sales proceeds to such Non-U.S. Holder will be subject to the 30% withholding tax. Current guidance provides that such withholding and information reporting obligations will generally apply to payments made after June 30, 2014 (in the case of dividends) and to payments made after December 31, 2016 (in the case of certain sales proceeds). Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our common stock.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the United States at the time of his or her death.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

BMO Capital Markets Corp. and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name:

Name	Number of Shares
BMO Capital Markets Corp.	2,000,000
Wells Fargo Securities, LLC	1,750,000
Needham & Company, LLC	750,000
Janney Montgomery Scott LLC	500,000

Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $0.546 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

Certain of our existing stockholders have agreed to purchase an aggregate of $16.0 million in shares of our common stock in this offering at the initial public offering price.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 750,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors and our stockholders have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of BMO Capital Markets Corp. and Wells Fargo Securities, LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. BMO Capital Markets Corp. and Wells Fargo Securities, LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our common stock has been approved for listing on The Nasdaq Global Market under the symbol “FLXN.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Flexion Therapeutics, Inc.
	No Exercise	Full Exercise
Per share	$0.91	$0.91
Total	$4,550,000	$5,232,500

We estimate that the total expenses of this offering payable by us will be approximately $2.2 million. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $30,000, as set forth in the underwriting agreement.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq

Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the company under section 708(12) of the Corporations Act; or

•

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Boston, Massachusetts and San Diego, California. Cooley LLP currently owns 3,075 shares of our common stock. The underwriters are being represented by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The financial statements as of December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012 and, cumulatively, for the period from November 5, 2007 (date of inception) to December 31, 2012 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s requirement for additional financing to fund future operations) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 10 Mall Road, Suite 301, Burlington, MA 01803 or telephoning us at (781) 305-7777.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.flexiontherapeutics.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is incorporated by reference in, and is not part of, this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Flexion Therapeutics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Flexion Therapeutics, Inc. and its subsidiaries (a development stage company) at December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended and, cumulatively, for the period from November 5, 2007 (date of inception) to December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company will require additional financing to fund future operations. Management’s plans in regard to this matter are described in Note 1.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

August	2, 2013, except for the second, third and fourth paragraphs of Note 1 and except for Note 16, as to which the date is January 28, 2014

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Consolidated Balance Sheets

	December 31,		September 30, 2013	Pro Forma September 30, 2013

	2012	2011
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$12,835,330	$3,357,482	$13,471,340	$13,471,340
Marketable securities	16,548,000	7,184,726	7,530,251	7,530,251
Prepaid expenses and other current assets	488,340	266,168	113,755	113,755
Deferred offering costs	—	—	1,300,463	1,300,463

Total current assets	29,871,670	10,808,376	22,415,809	22,415,809
Property and equipment, net	63,843	72,162	395,498	395,498
Other assets	42,178	28,300	33,001	33,001
Restricted cash	30,000	30,000	128,000	128,000

Total assets	$30,007,691	$10,938,838	$22,972,308	$22,972,308

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$483,984	$660,256	$1,889,870	$1,889,870
Accrued expenses and other current liabilities	2,240,620	1,124,377	2,488,670	2,488,670
Current portion of long-term debt	—	—	1,000,000	1,000,000

Total current liabilities	2,724,604	1,784,633	5,378,540	5,378,540
Long-term debt	—	—	4,035,000	4,035,000

Total liabilities	2,724,604	1,784,633	9,413,540	9,413,540

Commitments and contingencies (Note 11)
Convertible preferred stock (Series A and B), $0.001 par value; 73,780,250 shares authorized, 72,780,250, 41,950,000 and 72,780,250 shares issued and outstanding as of December 31, 2012 and 2011 and September 30, 2013 (unaudited), respectively; aggregate liquidation preference of $75,043,464 and $75,043,464 at December 31, 2012 and September 30, 2013 (unaudited), respectively; no shares issued or outstanding pro forma (unaudited)	74,806,213	41,835,747	74,806,213	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 94,000,000 shares authorized; 789,222, 530,240 and 789,222 shares issued and outstanding at December 31, 2012 and 2011 and September 30, 2013 (unaudited), respectively; 9,741,279 shares issued and outstanding pro forma (unaudited)	789	530	789	9,741
Additional paid-in capital	450,070	311,941	1,223,093	76,020,354
Accumulated other comprehensive income	2,450	803	1,347	1,347
Deficit accumulated during the development stage	(47,976,435)	(32,994,816)	(62,472,674)	(62,472,674)

Total stockholders’ equity (deficit)	(47,523,126)	(32,681,542)	(61,247,445)	13,558,768

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$30,007,691	$10,938,838	$22,972,308	$22,972,308

The accompanying notes are an integral part of these consolidated financial statements.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,		Nine Months Ended September 30,		Cumulative Period From Inception (November 5, 2007) to December 31, 2012	Cumulative Period From Inception (November 5, 2007) to September 30, 2013

	2012	2011	2013	2012
			(unaudited)			(unaudited)
Revenue	$—	$—	$—	$—	$—	$—
Operating expenses:
Research and development	11,065,137	8,241,102	8,824,622	8,064,379	31,233,452	40,058,074
General and administrative	3,946,505	3,046,432	5,363,291	2,841,401	16,921,222	22,284,513

Total operating expenses	15,011,642	11,287,534	14,187,913	10,905,780	48,154,674	62,342,587

Loss from operations	(15,011,642)	(11,287,534)	(14,187,913)	(10,905,780)	(48,154,674)	(62,342,587)

Other income (expense):
Interest income	193,900	173,289	218,762	147,207	542,122	760,884
Interest expense	—	—	(335,000)	—	(211,265)	(546,265)
Other income (expense), net	(163,877)	(332,664)	(192,088)	(126,247)	(152,618)	(344,706)

Total other income (expense)	30,023	(159,375)	(308,326)	20,960	178,239	(130,087)

Net loss	$(14,981,619)	$(11,446,909)	$(14,496,239)	$(10,884,820)	$(47,976,435)	$(62,472,674)

Net loss attributable to common stockholders	$(14,981,619)	$(11,446,909)	$(14,496,239)	$(10,884,820)	$(47,976,435)	$(62,472,674)

Net loss per share attributable to common stockholders, basic and diluted	$(27.58)	$(23.26)	$(18.37)	$(20.53)

Weighted average common shares outstanding, basic and diluted	543,301	492,100	789,222	530,197

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	$(2.04)		$(1.49)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)	7,344,290		9,741,279

Other comprehensive income (loss):
Unrealized gains (losses) from available-for-sale securities, net of tax of $0	1,647	1,858	(1,103)	(1,006)	2,450	1,347

Total other comprehensive income (loss)	1,647	1,858	(1,103)	(1,006)	2,450	1,347

Comprehensive loss	$(14,979,972)	$(11,445,051)	$(14,497,342)	$(10,885,826)	$(47,973,985)	$(62,471,327)

The accompanying notes are an integral part of these consolidated financial statements.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

	Series A and B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Par Value
Balance at Inception (November 5, 2007)	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock to founders	—	—	109	—	900	—	—	900
Net loss	—	—	—	—	—	—	(183,819)	(183,819)

Balance at December 31, 2007	—	—	109	—	900	—	(183,819)	(182,919)
Issuance of common stock to stockholders	—	—	301,350	301	20,449	—	—	20,750
Net loss	—	—	—	—	—	—	(3,247,767)	(3,247,767)

Balance at December 31, 2008	—	—	301,459	301	21,349	—	(3,431,586)	(3,409,936)
Issuance of Series A Convertible Preferred Stock and common stock, net of issuance costs of $114,253	28,950,000	28,835,747	44,280	44	(44)	—	—	—
Issuance of common stock in connection with a licensing agreement	—	—	184,501	185	29,815	—	—	30,000
Stock-based compensation expense	—	—	—	—	9,608	—	—	9,608
Net loss	—	—	—	—	—	—	(8,952,123)	(8,952,123)
Other comprehensive income	—	—	—	—	—	581	—	581

Balance at December 31, 2009	28,950,000	28,835,747	530,240	530	60,728	581	(12,383,709)	(12,321,870)
Stock-based compensation expense	—	—	—	—	168,023	—	—	168,023
Net loss	—	—	—	—	—	—	(9,164,198)	(9,164,198)
Other comprehensive loss	—	—	—	—	—	(1,636)	—	(1,636)

Balance at December 31, 2010	28,950,000	28,835,747	530,240	530	228,751	(1,055)	(21,547,907)	(21,319,681)
Issuance of Series A Convertible Preferred Stock	13,000,000	13,000,000	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	83,190	—	—	83,190
Net loss	—	—	—	—	—	—	(11,446,909)	(11,446,909)
Other comprehensive income	—	—	—	—	—	1,858	—	1,858

Balance at December 31, 2011	41,950,000	41,835,747	530,240	530	311,941	803	(32,994,816)	(32,681,542)
Issuance of Series A Convertible Preferred Stock, net of issuance costs of $11,476	13,093,464	13,081,988	—	—	—	—	—	—
Issuance of Series B Convertible Preferred Stock, net of issuance costs of $111,522	17,736,786	19,888,478	—	—	—	—	—	—
Exercise of stock options	—	—	258,982	259	41,851	—	—	42,110
Stock-based compensation expense	—	—	—	—	96,278	—	—	96,278
Net loss	—	—	—	—	—	—	(14,981,619)	(14,981,619)
Other comprehensive income	—	—	—	—	—	1,647	—	1,647

Balance at December 31, 2012	72,780,250	74,806,213	789,222	789	450,070	2,450	(47,976,435)	(47,523,126)
Stock-based compensation expense	—	—	—	—	773,023	—	—	773,023
Net loss	—	—	—	—	—	—	(14,496,239)	(14,496,239)
Other comprehensive loss	—	—	—	—	—	(1,103)	—	(1,103)

Balance at September 30, 2013 (unaudited)	72,780,250	$74,806,213	789,222	$789	$1,223,093	$1,347	$(62,472,674)	$(61,247,445)

The accompanying notes are an integral part of these consolidated financial statements.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows

	Year Ended December 31,		Nine Months Ended September 30,		Cumulative Period From Inception (November 5, 2007) to December 31, 2012	Cumulative Period From Inception (November 5, 2007) to September 30, 2013
	2012	2011	2013	2012
			(unaudited)			(unaudited)
Cash flows from operating activities
Net loss	$(14,981,619)	$(11,446,909)	$(14,496,239)	$(10,884,820)	$(47,976,435)	$(62,472,674)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	43,233	105,574	54,168	31,099	355,127	409,295
Stock-based compensation expense	96,278	83,190	773,023	57,457	357,099	1,130,122
Amortization of premium (discount) on marketable securities	137,163	135,523	144,832	107,643	410,738	555,570
Loss on disposal of property and equipment	—	153,996	—	—	153,996	153,996
Other non-cash charges	—	—	47,375	—	40,076	87,451
Changes in operating assets and liabilities:
Prepaid expenses and other current and long-term assets	(178,571)	188,553	412,102	(54,300)	(473,040)	(60,938)
Accounts payable	(176,272)	507,248	341,131	(458,316)	483,984	825,115
Accrued expenses and other current liabilities	1,079,925	(77,387)	66,689	511,253	2,204,302	2,270,991

Net cash used in operating activities	(13,979,863)	(10,350,212)	(12,656,919)	(10,689,984)	(44,444,153)	(57,101,072)

Cash flows from investing activities
Purchases of property and equipment	(34,914)	(39,538)	(385,823)	(15,327)	(572,965)	(958,788)
Change in restricted cash	—	—	(98,000)	—	(30,000)	(128,000)
Purchases of marketable securities	(28,465,790)	(16,815,322)	(15,013,186)	(13,413,131)	(66,469,008)	(81,482,194)
Redemption of marketable securities	18,967,000	12,752,644	23,885,000	12,567,000	49,502,644	73,387,644

Net cash provided by (used in) investing activities	(9,533,704)	(4,102,216)	8,387,991	(861,458)	(17,569,329)	(9,181,338)

Cash flows from financing activities
Proceeds from issuance of related-party notes	—	—	—	—	4,100,000	4,100,000
Payment of related-party notes	—	—	—	—	(4,100,000)	(4,100,000)
Proceeds from borrowings under term loan	—	—	5,000,000	—	—	5,000,000
Payments of debt issuance costs	(21,161)	—	(40,715)	—	(21,161)	(61,876)
Payment of initial public offering costs	—	—	(54,347)	—	—	(54,347)
Proceeds from issuance of Series A Convertible Preferred Stock, net of issuance costs	13,081,988	13,000,000	—	13,081,988	54,917,735	54,917,735
Proceeds from issuance of Series B Convertible Preferred Stock, net of issuance costs	19,888,478	—	—	—	19,888,478	19,888,478
Proceeds from the issuance of common stock	—	—	—	—	21,650	21,650
Proceeds from the exercise of stock options	42,110	—	—	—	42,110	42,110

Net cash provided by financing activities	32,991,415	13,000,000	4,904,938	13,081,988	74,848,812	79,753,750

Net increase (decrease) in cash and cash equivalents	9,477,848	(1,452,428)	636,010	1,530,546	12,835,330	13,471,340
Cash and cash equivalents at beginning of period	3,357,482	4,809,910	12,835,330	3,357,482	—	—

Cash and cash equivalents at end of period	$12,835,330	$3,357,482	$13,471,340	$4,888,028	$12,835,330	$13,471,340

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—	$266,667	$—	$211,265	$477,932
Supplemental disclosures of non-cash financing activities:
Debt issuance costs included in accounts payable and accrued expenses	$36,318	$—	$—	$—	$36,318	$—
Deferred initial public offering costs included in accounts payable or accrued expenses	$—	$—	$1,246,116	$—	$—	$1,246,116

The accompanying notes are an integral part of these consolidated financial statements.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

1.	Nature of the Business

Flexion Therapeutics, Inc. (“Flexion” or the “Company”) was incorporated under the laws of the state of Delaware on November 5, 2007. Flexion is a specialty pharmaceutical company focused on the development and commercialization of novel, long-acting, injectable pain therapies. The Company is targeting anti-inflammatory and analgesic therapies for the treatment of patients with musculoskeletal conditions, beginning with osteoarthritis, a type of degenerative arthritis (“OA”). Flexion’s broad and diversified portfolio of product candidates addresses the OA pain treatment spectrum, from moderate to severe pain, and provides the Company with multiple opportunities to achieve its goal of commercializing novel, patient-focused pain therapies.

The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company is in the development stage and has incurred recurring losses and negative cash flows from operations. As of December 31, 2012 and September 30, 2013 (unaudited), the Company had cash and cash equivalents and marketable securities of $29,383,330 and $21,001,591, respectively. Management believes that current cash, cash equivalents and marketable securities on hand at September 30, 2013 (unaudited) should be sufficient to fund operations at least through September 30, 2014 (unaudited). The future viability of the Company is dependent on its ability to raise additional capital to finance its operations and to fund increased research and development costs in order to seek approval for commercialization of its product candidates. The Company’s failure to raise capital as and when needed would have a negative impact on its financial condition and its ability to pursue its business strategies as this capital is necessary for the Company to perform the research and development activities required to develop the Company’s product candidates in order to generate future revenue streams.

Management of the Company is currently pursuing a public offering to raise the additional capital needed to continue planned operations. Upon a successful qualified public offering with gross proceeds of not less than $40,000,000 and a price of not less than $27.48 per share, subject to certain terms, the Company’s outstanding convertible preferred stock will automatically convert into shares of common stock. There can be no assurance the Company will be successful in completing this offering on acceptable terms or at all.

In the event the Company does not complete an initial public offering, the Company will seek additional funding through new license arrangements or private financings. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into new license arrangements. Arrangements with others may require the Company to relinquish rights to certain of its technologies or product candidates. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company needs additional funds and it is unable to obtain funding on a timely basis, the Company will need to significantly curtail its research and development activities in an effort to provide sufficient funds to continue its operations, which would adversely affect its research and development activities and business prospects.

The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, and ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance reporting capabilities. The Company’s product candidates are all in the development stage. There can be no assurance that development efforts, including clinical trials, will be

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

successful or that the Company will have the ability to continue into later stages of clinical trials. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

At September 30, 2013, the Company is considered a development stage enterprise. Until planned principal operations have commenced and significant revenue is generated, financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) are required to report cumulative statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with GAAP and, in periods prior to 2013, are consolidated, including the accounts of the Company and its wholly owned subsidiary after elimination of all significant intercompany accounts and transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuation of common stock and stock-based awards and the accrual of research and development expenses. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying balance sheet as of September 30, 2013, the statements of operations and comprehensive loss and of cash flows for the nine months ended September 30, 2013 and 2012 and for the cumulative period from inception (November 5, 2007) to September 30, 2013, and the statement of changes in convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2013 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of September 30, 2013 and the results of its operations and comprehensive loss and its cash flows for the nine months ended September 30, 2013 and 2012 and for the cumulative period from inception (November 5, 2007) to September 30, 2013. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2013 and 2012 and for the cumulative period from inception (November 5, 2007) to September 30, 2013 are unaudited. The results for the nine months ended September 30, 2013 are not necessarily indicative of results to be expected for the year ending December 31, 2013, any other interim periods, or any future year or period.

Unaudited Pro Forma Information

The accompanying unaudited pro forma balance sheet as of September 30, 2013 has been prepared to give effect to the conversion upon the closing of a qualified initial public offering of all outstanding shares of convertible preferred stock into 8,952,057 shares of common stock as though the proposed initial public offering

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

had occurred on September 30, 2013. In the accompanying consolidated statements of operations, unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the nine months ended September 30, 2013 and for the year ended December 31, 2012 have been prepared to give effect to the conversion of all outstanding shares of convertible preferred stock into shares of common stock as though the proposed initial public offering had occurred on the later of January 1, 2012 or the issuance date of the convertible preferred stock.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. The Company currently invests available cash in money market funds of a major financial institution, corporate bonds and commercial paper.

Marketable Securities

Marketable securities consist of investments with original maturities greater than ninety days and less than one year from the balance sheet date. Long-term investments consist of investments with maturities of greater than one year. The Company classifies all of its investments as available-for-sale securities. Accordingly, these investments are recorded at fair value, which is based on quoted market prices. Realized gains and losses are determined on a specific identification basis and are included in other income (loss).

Restricted Cash

The Company purchased a $30,000 certificate of deposit to collateralize a credit card account with a commercial bank that was classified as long-term restricted cash as of September 30, 2013 (unaudited) and as of December 31, 2012 and 2011. In addition, the Company posted a letter of credit to the lessor of the Company’s Burlington facility in the amount of $98,000 as a security deposit pursuant to the lease agreement in the nine months ended September 30, 2013 (unaudited). That amount was classified as restricted cash at September 30, 2012 (unaudited).

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization expense is recognized using the straight-line method over the following estimated useful lives:

Estimated Useful Life (Years)
Computer and office equipment	3
Manufacturing equipment	7
Furniture and fixtures	5

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Costs of major additions and betterments are capitalized and depreciated on a straight-line basis over their useful lives. Repairs and maintenance costs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows.

Debt Issuance Costs, net

Debt issuance costs, net represent legal costs related to the Company’s Credit and Security Agreement (Note 8). These costs are recorded as debt issuance costs on the balance sheets at the time they are incurred and are being amortized to interest expense through the scheduled final principal payment date. As of December 31, 2012 and September 30, 2013 (unaudited), the carrying value of debt issuance costs was $15,300 and $16,500, respectively, reported in prepaid expenses and other current assets and $42,178 and $33,001, respectively, reported in other assets. In addition, $12,375 was recognized as interest expense in the statement of operations for the nine months ended September 30, 2013 (unaudited) related to the amortization of debt issuance costs. The Company did not record any debt issuance costs as of December 31, 2011 and did not recognize any interest expense related to debt issuance costs during the years ended December 31, 2012 and 2011 or during the nine months ended September 30, 2012 (unaudited).

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as other assets until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the offering. As of September 30, 2013 (unaudited), the Company recorded deferred offering costs of $1,300,463 in the accompanying balance sheet in contemplation of a 2014 equity financing. Should the equity financing no longer be considered probable of being consummated, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statement of operations. The Company did not record any deferred offering costs as of December 31, 2012 or 2011.

Research and Development

Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries and benefits, facilities costs, overhead costs, depreciation, clinical trial and related clinical manufacturing costs, contract services and other related costs. Research and development costs are expensed to operations as the related obligation is incurred.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are recorded as general and administrative expenses as incurred, as recoverability of such expenditures is uncertain.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

Accounting for Stock-Based Compensation

The Company measures all stock options and other stock based-awards granted to employees at the fair value at the date of grant using the Black-Scholes option-pricing model. The fair value of the awards is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The straight-line method of expense recognition is applied to all awards with service-only conditions.

For stock-based awards granted to non-employees, compensation expense is recognized over the period during which services are rendered by such non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is re-measured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in the consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified, or in the case of a non-employee, in the same manner as the award recipient’s service costs are classified.

The Company recognizes compensation expense only for the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company’s estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

Concentration of Credit Risk and Significant Suppliers

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of commercial paper and bonds. The Company generally invests its cash in money market funds, government and corporate bonds, and commercial paper at one financial institution. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company is completely dependent on third-party manufacturers and product suppliers for preclinical research activities. In particular, the Company relies and expects to continue to rely exclusively on one manufacturer and relies on the manufacturer to purchase from third-party suppliers the materials necessary to produce its product candidates for its clinical trials. These research programs would be adversely affected by a significant interruption in the supply of active pharmaceutical ingredients.

Comprehensive Loss

Comprehensive income (loss) includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. The Company’s only element of other comprehensive income (loss) in all periods presented was unrealized gains (losses) on available-for-sale securities.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which these temporary differences are expected to be recovered or settled. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

• Level 1	—	Quoted market prices in active markets for identical assets or liabilities. Level 1 consists primarily of financial instruments whose value is based on quoted market prices, such as exchange-traded instruments and listed equities.

• Level 2	—	Observable inputs (other than Level 1 quoted prices) such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

• Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s financial instruments consist of cash equivalents, marketable securities, restricted cash, accounts payable and accrued expenses, and its term loan (Note 8). The estimated fair value of the Company’s financial instruments approximates their carrying values.

Net Loss Per Share

The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based on their respective rights to receive dividends as if all income for the period had been distributed.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

The Company’s convertible preferred shares contractually entitle the holders of such shares to participate in dividends, but do not contractually require the holders of such shares to participate in the losses of the Company. Accordingly, in periods in which the Company reports a net loss or a net loss attributable to common stockholders resulting from preferred stock dividends, net losses are not allocated to participating securities. In periods of net loss, the Company does not increase its net loss attributable to common stockholders by accreting dividends on preferred stock, as the dividends are not cumulative under the terms of the preferred stock. The Company reported a net loss attributable to common stockholders for the nine months ended September 30, 2013 and 2012 (unaudited) and for the years ended December 31, 2012 and 2011.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities, including outstanding stock options and unvested restricted common stock. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of outstanding stock options and unvested restricted common stock. For periods in which the Company has reported net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. Potential common shares will always be anti-dilutive for periods in which the Company has reported a net loss. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders for the nine months ended September 30, 2013 and 2012 (unaudited) and for the years ended December 31, 2012 and 2011.

Segment Data

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company is a specialty pharmaceutical company focused on the development and commercialization of novel, long-acting, injectable pain therapies. No revenue has been generated since inception, and all assets are held in the United States.

Recently Issued and Adopted Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued guidance to provide information about the amounts reclassified out of accumulated other comprehensive income (“AOCI”) by component. An entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. On January 1, 2013, the Company adopted this standard, which had no impact on its financial position, results of operations or cash flows.

In July 2012, the FASB issued Accounting Standards Update (ASU) 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. The guidance allows companies, at their option, to perform a qualitative assessment of indefinite-lived assets to determine if it is more likely than not that the fair value of the assets exceeds its carrying value. If analysis of the qualitative factors results in the fair value of the indefinite-lived asset exceeding the carrying value, then performing the quantitative assessment is not required. This guidance is effective for interim and annual periods beginning after December 15, 2012. On January 1, 2013, the Company adopted this standard, which had no impact on its financial position, results of operations or cash flows.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

In June 2011, the FASB issued an amendment to the accounting guidance for presentation of comprehensive income. Under the amended guidance, a company may present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either case, a company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The amendment is effective for fiscal years ending, and interim periods within those years, beginning after December 15, 2011, and is applied retrospectively. The Company adopted this amendment in the accompanying consolidated financial statements by presenting comprehensive loss in a single continuous statement along with net loss.

In May 2011, the FASB issued amended guidance on fair value measurements. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This accounting standard was effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. On January 1, 2012, the Company adopted this standard, which had no impact on its financial position, results of operations or cash flows.

3.	Fair Value of Financial Assets

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2013 (unaudited) and December 31, 2012 and 2011 and indicate the level of the fair value hierarchy utilized to determine such fair value:

	Fair Value Measurements as of September 30, 2013 (unaudited) Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$9,948,230	$2,750,232	$—	$12,698,462
Marketable securities	—	7,530,251	—	7,530,251

	$9,948,230	$10,280,483	$—	$20,228,713

	Fair Value Measurements as of December 31, 2012 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$6,234,758	$5,299,213	$—	$11,533,971
Marketable securities	—	16,548,000	—	16,548,000

	$6,234,758	$21,847,213	$—	$28,081,971

	Fair Value Measurements as of December 31, 2011 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$2,841,258	$—	$—	$2,841,258
Marketable securities	—	7,184,726	—	7,184,726

	$2,841,258	$7,184,726	$—	$10,025,984

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

As of December 31, 2012 and 2011 and September 30, 2013 (unaudited), the Company’s cash equivalents that are invested in money market funds are valued based on Level 1 inputs. The Company measures the fair value of marketable securities using Level 2 inputs and primarily relies on quoted prices in active markets for similar marketable securities. During the years ended December 31, 2012 and 2011 and the nine months ended September 30, 2013 and 2012 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

The term loan outstanding under the Company’s credit and security agreement (Note 8) is reported at its carrying value in the accompanying balance sheet. The Company determined the fair value of the term loan using an income approach, utilizing a discounted cash flow analysis based on current market interest rates for debt issuances with similar remaining years to maturity, adjusted for credit risk. The term loan was valued using Level 2 inputs as of September 30, 2013 (unaudited). The result of the calculation yielded a fair value that approximates carrying value.

4.	Marketable Securities

As of September 30, 2013 (unaudited) and December 31, 2012 and 2011, the fair value of available-for-sale marketable securities by type of security was as follows:

	September 30, 2013 (unaudited)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial paper	$5,148,414	$1,519	$—	$5,149,933
Corporate bonds	2,380,490	22	(194)	2,380,318

	$7,528,904	$1,541	$(194)	$7,530,251

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial paper	$9,491,006	$5,922	$—	$9,496,928
Corporate bonds	7,054,544	—	(3,472)	7,051,072

	$16,545,550	$5,922	$(3,472)	$16,548,000

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial paper	$4,645,569	$4,208	$—	$4,649,777
Corporate bonds	2,538,355	11	(3,417)	2,534,949

	$7,183,924	$4,219	$(3,417)	$7,184,726

At September 30, 2013 (unaudited) and December 31, 2012 and 2011, marketable securities consisted of investments that mature within one year.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

5.	Prepaid Expenses and Other Current Assets and Other Assets

Prepaid expenses and other current assets and other assets consisted of the following as of September 30, 2013 (unaudited) and December 31, 2012 and 2011:

	September 30, 2013	December 31,
		2012	2011
	(unaudited)
Prepaid expenses	$85,270	$305,602	$194,204
Security deposits	—	28,300	—
Debt issuance costs	16,500	15,300	—
Interest receivable on marketable securities	11,985	139,138	71,964

Total prepaid expenses and other current assets	$113,755	$488,340	$266,168

	September 30, 2013	December 31,
		2012	2011
	(unaudited)
Debt issuance costs	$33,001	$42,178	$—
Security deposit	—	—	28,300

Total other assets	$33,001	$42,178	$28,300

In connection with entering into a credit and security agreement (Note 8), the Company incurred debt acquisition costs in the amount of $61,876. The Company capitalized these costs and is amortizing them over the term of the term loan using the effective interest rate method. Total amortization expense for the debt issuance costs was $12,375 for the nine months ended September 30, 2013 (unaudited) and from November 5, 2007 (date of inception) to September 30, 2013 (unaudited).

6.	Property and Equipment, Net

Property and equipment, net, as of September 30, 2013 (unaudited) and December 31, 2012 and 2011 consisted of the following:

	September 30, 2013	December 31,
		2012	2011
	(unaudited)
Computer and office equipment	$245,600	$126,928	$115,186
Manufacturing equipment	111,819	16,695	—
Furniture and fixtures	145,996	60,722	54,795
Leasehold improvements	130,626	43,873	43,323

	634,041	248,218	213,304
Less: Accumulated depreciation	(238,543)	(184,375)	(141,142)

Total property and equipment, net	$395,498	$63,843	$72,162

Depreciation expense for the nine months ended September 30, 2013 and 2012 (unaudited), and for the years ended December 31, 2012 and 2011, and from November 5, 2007 (date of inception) through December 31, 2012 and September 30, 2013 (unaudited) was $54,168, $31,099, $43,233, $105,574, $355,127 and $409,295, respectively. During the year ended December 31, 2011, property and equipment was disposed of, resulting in a loss of $153,996.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

7.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities at September 30, 2013 (unaudited) and December 31, 2012 and 2011 consisted of the following:

	September 30, 2013	December 31,
		2012	2011
	(unaudited)
Clinical research	$62,079	$1,221,042	$213,966
Contract manufacturing services	547,328	168,607	110,479
Payroll and other employee-related expenses	684,878	546,571	576,913
Preclinical services	30,987	44,499	19,250
Consultant fees and expenses	47,300	28,750	18,173
Professional services fees	866,681	164,696	83,268
Interest expense	33,333	—	—
Other	216,084	66,455	102,328

Total accrued expenses and other current liabilities	$2,488,670	$2,240,620	$1,124,377

8.	Long-term Debt

On January 3, 2013 (unaudited), the Company entered into a credit and security agreement with MidCap under which it immediately borrowed $5,000,000 as a term loan. The term loan accrues interest monthly at an interest rate of 8.0% per annum and has a term of 45 months. As the term loan has a 15-month interest-only period, the term loan principal balance, along with any accrued interest, is to be paid in 30 equal monthly installments beginning April 1, 2014 and ending September 1, 2016. In addition to these principal payments, the Company is required to make a payment of $175,000 to the lender on September 1, 2016, which amount is being accreted to the carrying value of the debt using the effective interest rate method. As of September 30, 2013 (unaudited), the carrying value of the term loan was $5,035,000, of which $1,000,000 was classified as the current portion of long-term debt on the balance sheet as of September 30, 2013 (unaudited).

9.	Convertible Preferred Stock

As of December 31 2012, the Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 73,780,250 shares of preferred stock with a par value of $0.001 per share. The Company has issued Series A and Series B Convertible Preferred Stock (collectively, the “Convertible Preferred Stock”). Of the 73,780,250 authorized shares, 72,780,250 shares are issued; 55,043,464 of the issued shares are designated as Series A Convertible Preferred Stock (“Series A Preferred Stock”) and 18,736,786 are designated as Series B Convertible Preferred Stock (“Series B Preferred Stock”).

In 2009, the Company issued 28,950,000 shares of Series A Preferred Stock at a purchase price of $1.00 per share (“Series A Original Issue Price”). In conjunction with the preferred stock financing, 360,000 shares of common stock were issued to Series A Preferred Stock investors. The Series A Preferred Stock issuance resulted in net proceeds of $28,835,747.

In March 2011, the Company issued 13,000,000 additional shares of Series A Preferred Stock at a purchase price of $1.00 per share. The Series A Preferred Stock issuance resulted in proceeds of $13,000,000.

In February 2012, the Company issued 13,093,464 additional shares of Series A Preferred Stock at a purchase price of $1.00 per share. The Series A Preferred Stock issuance resulted in net proceeds of $13,081,988.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

In December 2012, the Company issued 17,736,786 shares of Series B Preferred Stock at a purchase price of $1.1276 per share (“Series B Original Issue Price”). The Series B Preferred Stock issuance resulted in net proceeds of $19,888,478. Included in the Series B Preferred Stock issuance are contingently issuable warrants for the purchase of 218,160 shares of common stock at $0.01 per share. These warrants are contingently issuable if the Company does not initiate and enroll the first patient in a multi-dose Phase 2b clinical trial with planned enrollment of at least 100 patients for the Company’s product candidate identified as FX005 by February 15, 2014. Additionally, the obligation to issue the warrants will terminate on the earlier to occur of (i) the consummation of a registered initial public offering, which is defined as a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company and (ii) the occurrence of a liquidation event or the consummation of a deemed liquidation event. The Company determined that the contingently issuable common stock warrants were equity in nature. As such, the Company allocated the Series B Preferred Stock proceeds to both the Series B Preferred Stock and the contingently issuable common stock warrants based on relative fair values at the issuance date. Given the low probability assessed by the Company of not satisfying the contingency and having to issue the warrants, the amount ascribed to the warrants was immaterial and the full amount of the proceeds was allocated to the Series B Preferred Stock.

The following is a summary of the Company’s Convertible Preferred Stock as of September 30, 2013 (unaudited) and December 31, 2012 and 2011, respectively:

	September 30, 2013 (unaudited)
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred Stock	55,043,464	55,043,464	$54,917,735	$55,043,464	6,770,411
Series B Preferred Stock	18,736,786	17,736,786	19,888,478	20,000,000	2,181,646

	73,780,250	72,780,250	$74,806,213	$75,043,464	8,952,057

	December 31, 2012
	Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred Stock	55,043,464	55,043,464	$54,917,735	$55,043,464	6,770,411
Series B Preferred Stock	18,736,786	17,736,786	19,888,478	20,000,000	2,181,646

	73,780,250	72,780,250	$74,806,213	$75,043,464	8,952,057

	December 31, 2011
	Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred Stock	68,000,000	41,950,000	$41,835,747	$41,950,000	5,159,899

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

The holders of the preferred stock have the following rights and preferences:

Voting Rights

The holders of preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

The holders of both Series A and B Preferred Stock are entitled to receive, out of funds legally available, non-cumulative dividends at an annual rate of 8.0%, when and if declared by the board of directors. Holders of Series B Preferred Stock receive such dividends in preference to any dividend on Series A Preferred Stock or common stock. After payment of any amounts payable to holders of Series B Preferred Stock, the holders of Series A Preferred Stock are entitled to receive such dividends in preference to any dividend on common stock. No dividends have been declared or paid from the cumulative period from inception (November 5, 2007) to September 30, 2013 (unaudited).

Liquidation

Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (each, a “Liquidation Event”), before any distribution or payment shall be made to the holders of any common stock, the Company shall make payment to the holders of preferred stock as follows: The holders of the Series B Preferred Stock, in preference to the holders of the Series A Preferred Stock and common stock, shall each be entitled to be paid out of the assets of the Company legally available for distribution for each share of Series B Preferred Stock held by them, an amount per share equal to the applicable Series B Original Issue Price plus all declared and unpaid dividends on such shares of Series B Preferred Stock, if any (the “Series B Liquidation Preference”).

After the payment of the full liquidation preference of the Series B Preferred Stock, the holders of Series A Preferred Stock, in preference to holders of common stock, shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Series A Preferred Stock held by them, an amount per share of Series A Preferred Stock equal to the Series A Original Issue Price plus all declared and unpaid dividends on the Series A Preferred Stock, if any (the “Series A Liquidation Preference”).

After payment in full of the Series B Liquidation Preference and the Series A Liquidation Preference as set forth above, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock.

Shares of Series A and B Preferred Stock shall not be entitled to be converted into shares of common stock in order to participate in any distribution, or series of distributions, as shares of common stock, without first foregoing participation in the distribution, or series of distributions, as shares of Series A and B Preferred Stock.

Conversion

Each share of Series A and B Preferred Stock is convertible at any time at the option of the stockholder into fully paid and non-assessable shares of common stock. The number of shares of common stock to which a holder of any series of Series A and B Preferred Stock shall be entitled upon conversion shall be the product obtained by multiplying the Conversion Rate then in effect for such series of preferred stock by the number of shares of such series of preferred stock being converted.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

The conversion rate in effect at any time for conversion of the preferred stock (the “Conversion Rate”) shall be (i) for the Series A Preferred Stock, the quotient obtained by dividing the Series A Original Issue Price by the Conversion Price of the Series A Preferred Stock and (ii) for the Series B Preferred Stock, the quotient obtained by dividing the Series B Original Issue Price by the Conversion Price of the Series B Preferred Stock.

The Conversion Price of Series A Preferred Stock was $8.13 as of September 30, 2013 (unaudited), December 31, 2012 and December 31, 2011, and the Conversion Price of Series B Preferred Stock was $9.166575 as of September 30, 2013 (unaudited) and December 31, 2012. As a result, as of September 30, 2013 (unaudited) and December 31, 2012, all outstanding shares of Series A Preferred Stock and Series B Preferred Stock were convertible into common stock on a 0.123001-for-1 basis, and as of December 31, 2011, all outstanding shares of Series A Preferred Stock were convertible into common stock on a 0.123001-for-1 basis. The Conversion Price of each series of preferred stock is subject to adjustment for stock splits, stock dividends and other recapitalizations in accordance with the Company’s Certificate of Incorporation, as amended.

In addition to the above optional conversion feature, the Series A and B Preferred Stock include a mandatory conversion feature whereby upon a qualifying initial public offering, all outstanding shares of Series A and B Preferred Stock shall automatically be converted into shares of common stock at the then effective conversion rate. A qualifying initial public offering is an initial public offering in which (i) the per share price is at least $27.48 (as adjusted for any stock splits, dividends, combinations, recapitalizations and the like after the filing date), and (ii) the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $40,000,000. All shares that are required to be surrendered per the provisions above will be deemed to have been retired and canceled and may not be reissued as shares of preferred stock.

10.	Common Stock

Upon inception of the Company on November 5, 2007, the Company authorized 10,000,000 shares of common stock and issued 109 shares to the founders. In 2009, the Company amended its Certificate of Incorporation and authorized an additional 69,000,000 shares of common stock, $0.001 par value, bringing the total number of shares of common stock authorized to 79,000,000. In 2012, the Company amended its Certificate of Incorporation and authorized an additional 15,000,000 shares of common stock, $0.001 par value, bringing the total number of shares of common stock authorized to 94,000,000.

In December 2008, the Company issued 301,350 shares of common stock for proceeds of $20,750. 110,701 shares were issued to the founders of the Company, 73,800 shares were issued to a prospective preferred stock investor, and 116,849 shares were issued to non-employee consultants. The 110,701 shares issued to the founders and 110,701 of the shares issued to non-employee consultants were subject to restrictions that were satisfied over a four-year vesting period. In 2009, the Company issued 184,501 shares of common stock in connection with a licensing agreement.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the holders of the Series A and B Preferred Stock. As of September 30, 2013 (unaudited), no dividends have been declared.

11.	Commitments and Contingencies

Operating Leases

In September 2008, the Company entered into a lease for office space in Woburn, Massachusetts. The lease was for a 60-month term with minimum monthly lease payments of $11,043 per month. The lease payments were subject to an annual increase of the CPI adjustment percentage. The Company paid the lessor $35,100 as a security deposit pursuant to the lease agreement.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

In April 2011, the Company renegotiated its lease for office space in Woburn, Massachusetts. The lease extension agreement extends the lease for an additional 12-month term with minimum monthly lease payments of $9,102 per month. The lease payments are subject to an annual increase of the CPI adjustment percentage. The lease now expires on August 30, 2014. The Company reduced the security deposit to the lessor to $28,300 as part of the lease extension agreement. The Company opted to terminate this lease using an early-out clause; the lease in Woburn, Massachusetts was terminated on June 30, 2013 (unaudited) and the security deposit was refunded.

In May 2013, the Company entered into a lease for office space in Burlington, Massachusetts. The lease is for a 42-month term with minimum monthly lease payments beginning at $17,588 per month and escalating over the lease term. The Company provided a letter of credit to the lessor in the amount of $98,000 as a security deposit pursuant to the lease agreement to secure its obligations under the lease.

The Company incurred rent expense of $123,023, $127,998 and $167,207 for the years ended December 31, 2012 and 2011 and for the nine months ended September 30, 2013 (unaudited), respectively, and $740,232 from November 5, 2007 (date of inception) through September 30, 2013 (unaudited).

Future minimum lease payments under operating leases as of December 31, 2012, together with the new Burlington lease, were as follows:

Year Ending December 31,
2013	$92,605
2014	267,317
2015	289,972
2016	249,973

Total	$899,867

AstraZeneca License Agreements

On September 3, 2010, the Company entered into an exclusive license agreement with AstraZeneca for FX007. The agreement grants the Company an exclusive, royalty-bearing right and license to the patent rights detailed in the agreement. Per the terms of the license agreement, the Company was required to pay a nonrefundable fee of $1,000,000: $500,000 within thirty days of the execution of the agreement and $500,000 six months after the execution of the agreement. The Company recorded $1,000,000 as research and development expense during 2010. The agreement includes terms for potential future milestone payments including up to an aggregate of $21 million upon the achievement of certain regulatory and development milestones for a first licensed product for OA indications, or up to an aggregate of $15 million upon the achievement of certain regulatory and development milestones for a first-licensed product for non-OA indications. Upon commercialization of a product that results from the technology licensed under the agreement, the Company will owe AstraZeneca tiered royalty payments on net sales based on a percentage ranging from low single digits to low double digits, depending on the volume of sales of the applicable product, as well as up to $75 million in additional payments based on the achievement of certain sales milestones. There were no payments made or expenses recorded under this agreement in 2012 or 2011 or in the nine months ended September 30, 2013 or 2012 (unaudited).

On June 12, 2009, the Company entered into an exclusive license agreement with AstraZeneca for FX005. The agreement grants the Company an exclusive, royalty-bearing right and license to the patent rights detailed in the

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

agreement. Per the terms of the license agreement, the Company paid a nonrefundable fee of $1,000,000 upon execution of the agreement. The Company recorded the $1,000,000 payment as research and development expense during 2009. The agreement includes terms for potential future milestone payments including up to an aggregate of $17 million upon the achievement of certain regulatory and development milestones for a first licensed product for OA indications, or up to an aggregate of $11 million upon the achievement of certain regulatory and development milestones for a first-licensed product for non-OA indications. Upon commercialization of a product that results from the technology licensed under the agreement, the Company will owe AstraZeneca tiered royalty payments on net sales based on a percentage ranging from low to high single digits, depending on the volume of sales of the applicable product, as well as up to $45 million in additional payments based on the achievement of certain sales milestones. There were no payments made or expenses recorded under this agreement in 2012 or 2011 or in the nine months ended September 30, 2013 or 2012 (unaudited).

12.	Stock-Based Compensation

Stock Incentive Plan

The Company currently grants stock-based awards pursuant to its Stock Incentive Plan (the “2009 Plan”), adopted for founders, employees, officers, directors and consultants in 2009.

The 2009 Plan, which is administered by the board of directors, permits the Company to sell or award restricted common stock or to grant incentive and nonqualified stock options for the purchase of common stock, up to a maximum of 756,457 shares. In February 2012, the Company increased the number of shares of common stock available for issuance under the 2009 Plan by 615,006, bringing the total number of shares to 1,371,463. As of December 31, 2012, 449,742 shares were available for future issuance under the 2009 Plan. Stock option vesting typically occurs over four years for employees and directors and is at the discretion of the board of directors. Options granted have a maximum term of up to 10 years.

Stock Options

During the years ended December 31, 2012 and 2011 and the nine months ended September 30, 2013 (unaudited), the Company granted stock options for the purchase of 403,382, 76,260 and 201,722 shares of common stock, respectively, to certain employees, non-employee consultants and directors. The vesting conditions for most of these awards are time-based, and the awards typically vest 25% after one year and monthly thereafter for the next 36 months. Awards typically expire after 10 years.

Of the stock options granted in 2012 for the purchase of 403,382 shares of common stock, options for the purchase of 264,944 shares were granted with performance-based vesting conditions to certain executives. The options vest in the event of a corporate transaction with the amount to vest contingent upon the transaction. The grant date fair value of these options was $236,940. In September 2012, performance-based options for the purchase of 18,450 shares of common stock were forfeited. No expense was recognized related to these options for the year ended December 31, 2012 as the performance conditions were not considered probable of achievement at December 31, 2012. On July 16, 2013, in connection with the Company’s proposed initial public offering, the board of directors exercised its election to change the vesting conditions of these stock options from performance-based vesting to time-based vesting. As a result, these stock options now vest over a four-year period commencing effective August 29, 2012. The change in the vesting conditions was accounted for as a modification of these stock options. The modification resulted in an aggregate increase in the fair value of the options of $2,185,729, of which $481,729 was recorded as stock-based compensation expense on the modification date, July 16, 2013, and $1,704,000 was unrecognized stock-based compensation expense, which is expected to be recognized over the remaining vesting terms of the options through August 2016.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

Stock Option Valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of its publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The relevant data used to determine the value of the stock option grants for the nine months ended September 30, 2013 and 2012 (unaudited) and for the years ended December 31, 2012 and 2011 is as follows:

	September 30,		December 31,
	2013	2012	2012	2011
	(unaudited)
Risk-free interest rates	1.00%	1.20%	0.93%	2.20%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Expected term (in years)	6.0	5.5	6.1	6.1
Expected volatility	71.19%	69.12%	71.00%	75.00%

The following table summarizes stock option activity for the years ended December 31, 2012 and 2011 and the nine months ended September 30, 2013 (unaudited):

	Shares Issuable Under Options	Weighted Average Exercise Price
Outstanding as of December 31, 2010	469,897	$0.16
Granted	76,260	2.20
Exercised	—	—
Canceled	(922)	0.16

Outstanding as of December 31, 2011	545,235	$0.49
Granted	403,382	2.52
Exercised	(258,981)	0.16
Canceled or forfeited	(26,906)	1.79

Outstanding as of December 31, 2012	662,730	$1.87
Granted	201,722	7.48
Exercised	—	—
Canceled	(24,600)	6.59

Outstanding as of September 30, 2013 (unaudited)	839,852	$2.99

Options vested and expected to vest at December 31, 2012	662,730

Options exercisable at December 31, 2012	198,439

Options vested and expected to vest at September 30, 2013 (unaudited)	839,852

Options exercisable at September 30, 2013 (unaudited)	361,587

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock. No stock options were exercised during the nine months ended September 30, 2013 and 2012 (unaudited). The aggregate intrinsic value of stock options exercised was $610,600 for the year ended December 31, 2012. No options were exercised during the year ended December 31, 2011.

At December 31, 2012 and 2011 and September 30, 2013 (unaudited), the Company had options for the purchase of 662,730, 545,235 and 839,852 shares of common stock outstanding, with a weighted average remaining contractual term of 8.5, 7.95 and 8.2 years, respectively, and with a weighted average exercise price of $1.87, $0.49 and $2.99 per share, respectively. At December 31, 2012 and 2011 and September 30, 2013 (unaudited), there were options for the purchase of 198,439, 310,603 and 361,587 shares of common stock exercisable under these stock option awards, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2012 and 2011 and the nine months ended September 30, 2013 (unaudited) was $1.63, $1.46 and $4.88, respectively.

Restricted Common Stock

The Company’s 2009 Plan provides for the award of restricted stock. The Company has granted restricted common stock with time-based vesting conditions. Unvested shares of restricted common stock may not be sold or transferred by the holder. These restrictions lapse according to the time-based vesting.

During the years ended December 31, 2012 and 2011 and nine months ended September 30, 2013 (unaudited), the Company did not issue any shares of restricted common stock.

In December 2008, the Company issued 110,701 shares of restricted common stock to the founders and 110,701 shares of restricted common stock to non-employee consultants, which shares were subject to restrictions that were satisfied over a four-year vesting period. Unvested shares are subject to repurchase by the Company, at the issuance price, at the Company’s sole discretion. The Company does not have a past practice of exercising its right to repurchase these shares and does not intend to repurchase these shares prior to the employees bearing the risk and rewards of ownership. As such, these restricted stock awards are classified as equity awards, and compensation expense related to them is equal to the excess, if any, of the fair value of the Company’s common stock on date of grant over the original purchase price per share, multiplied by the number of shares of restricted common stock issued.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

The table below summarizes activity relating to restricted common stock for the years ended December 31, 2012 and 2011:

	Shares	Weighted Average Grant Date Fair Value
Unvested restricted common stock as of December 31, 2010	74,538	$0.16
Issued	—	—
Vested	(73,800)	0.16
Forfeited	—	—

Unvested restricted common stock as of December 31, 2011	738	$0.16
Issued	—	—
Vested	(738)	0.16
Forfeited	—	—

Unvested restricted common stock as of December 31, 2012	—	$—

As of December 31, 2012 and September 30, 2013 (unaudited), there were no shares related to restricted stock awards that were unvested and subject to repurchase.

The aggregate intrinsic value of restricted stock awards is calculated as the difference between the grant date fair value of the restricted stock awards and the fair value of the Company’s common stock. For the years ended December 31, 2012 and 2011, the aggregate intrinsic value of vested restricted stock awards was $1,422,711 and $520,520, respectively, and for restricted stock awards expected to vest was $0 and $1,741, respectively. The weighted average remaining contractual term for restricted stock awards as of December 31, 2012 and 2011 was 0 years. The fair value of restricted stock awards that vested during the years ended December 31, 2012 and 2011 was $2.52 and $2.52, respectively, per share.

Stock-based Compensation

The Company recorded stock-based compensation expense related to stock options and restricted stock for the years ended December 31, 2012 and 2011 and the nine months ended September 30, 2013 and 2012 (unaudited) as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Research and development	$274,131	$21,522	$36,258	$20,854
General and administrative	498,892	35,935	60,020	62,336

	$773,023	$57,457	$96,278	$83,190

As of December 31, 2012, unrecognized stock-based compensation expense for stock options outstanding was $491,022, which is expected to be recognized over a weighted average period of 1.69 years. As of September 30, 2013 (unaudited), unrecognized stock-based compensation expense for stock options outstanding was $2,530,427, which is expected to be recognized over a weighted average period of 3.0 years.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

13.	Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows for the nine months ended September 30, 2013 and 2012 (unaudited) and the years ended December 31, 2012 and 2011:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)
Numerator:
Net loss	$(14,496,239)	$(10,884,820)	$(14,981,619)	$(11,446,909)
Accretion of dividends on convertible preferred stock	—	—	—	—
Net income attributable to participating securities	—	—	—	—

Net loss attributable to common stockholders:	$(14,496,239)	$(10,884,820)	$(14,981,619)	$(11,446,909)

Denominator:
Weighted average common shares outstanding, basic and diluted	789,222	530,197	543,301	492,100

Net loss per share attributable to common stockholders, basic and diluted	$(18.37)	$(20.53)	$(27.58)	$(23.26)

Stock options for the purchase of 584,970 and 565,972 weighted average shares of common stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the nine months ended September 30, 2013 and 2012 (unaudited), respectively, because those options had an anti-dilutive impact due to the net loss attributable to common stockholders incurred for those periods. Stock options for the purchase of 580,419 and 525,037 weighted average shares of common stock were excluded from the computation of diluted net loss per share attributable to common stockholders for the years ended December 31, 2012 and 2011, respectively, because those options had an anti-dilutive impact due to the net loss attributable to common stockholders incurred for those periods. In addition, 48, 36 and 37,407 weighted average shares of unvested restricted common stock were excluded from the computation of basic and diluted net loss per share attributable to common stockholders for the nine months ended September 30, 2012 (unaudited) and for the years ended December 31, 2012 and 2011, respectively.

Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the nine months ended September 30, 2013 (unaudited) and the year ended December 31, 2012 gives effect to adjustments arising upon the closing of a qualifying initial public offering. The unaudited pro forma net income (loss) attributable to common stockholders does not include the effects of the allocation of net income (loss) to participating securities because it assumes that the conversion of the convertible preferred stock into common stock had occurred on the later of January 1, 2012 or the issuance date of the convertible preferred stock.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited basic and diluted pro forma net loss per share attributable to common stockholders has been adjusted to reflect the issuance of common stock upon the conversion of all outstanding shares of convertible preferred stock upon a qualifying initial public offering into shares of common stock, assuming the conversion had occurred on the later of January 1, 2012 or the issuance date of the convertible preferred stock.

The computation of pro forma net loss per share attributable to common stockholders is as follows:

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(14,496,239)	$(14,981,619)

Pro forma net loss attributable to common stockholders	$(14,496,239)	$(14,981,619)

Denominator:
Weighted average common shares outstanding, basic and diluted	789,222	543,301
Pro forma adjustment for assumed conversion of all outstanding shares of convertible preferred stock upon the closing of the proposed initial public offering	8,952,057	6,800,989

Pro forma weighted average common shares outstanding, basic and diluted	9,741,279	7,344,290

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(1.49)	$(2.04)

14.	Income Taxes

The Company has generated losses since inception. The Company has recorded no income tax benefits for those losses during the nine months ended September 30, 2013 and 2012 (unaudited) and the years ended December 31, 2012 and 2011, respectively, due to its uncertainty of realizing a benefit from those losses.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2012	2011
Federal statutory income tax rate	34.0%	34.0%
State taxes, net of federal benefit	5.0	5.1
Federal and state research and development tax credits	1.3	4.3
Decrease in foreign net operating loss carryforwards	(16.5)	—
Change in deferred tax asset valuation allowance	(21.7)	(34.0)
Other	(2.1)	(9.4)

Effective income tax rate	—%	—%

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

The Company’s net deferred tax assets consisted of the following:

	December 31,
	2012	2011
Net operating loss carryforwards	$6,364,962	$6,646,808
Research and development tax credit carryforwards	1,189,035	995,264
Capitalized research and development expenses, net	8,166,574	4,843,152
Accruals and other temporary differences	192,470	116,442
Intangible assets, net	635,958	690,082

Total deferred tax assets	16,548,999	13,291,748
Valuation allowance	(16,548,999)	(13,291,748)

Net deferred tax asset	$—	$—

As of December 31, 2012, the Company had federal and state net operating loss carryforwards of approximately $16,404,000 and $14,918,000, respectively, which begin to expire in 2028 for federal purposes and in 2013 for state purposes. In addition, the Company had federal and state research and development tax credit carryforwards of approximately $676,000 and $778,000 available to reduce future tax liabilities, which begin to expire in 2029 for federal purposes and 2024 for state purposes. Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss carryforwards and capitalized research and development expenses. Management has considered the Company’s history of cumulative net losses incurred since inception, as well as its lack of commercialization of any products or generation of any revenue from product sales since inception, and determined that it is more likely than not that the Company will not realize the benefits of its deferred tax assets. As a result, a full valuation allowance has been established at December 31, 2012 and 2011.

Pursuant to Section 382 of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carryforwards and research and development tax credit carryforwards that may be used in future years to reduce taxable income. During 2009 and 2012, there were changes in ownership that may limit the amount of net operating loss carryforwards and research and development tax credit carryforwards that the Company may be allowed to utilize in future years.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2012 and 2011 were as follows:

	Year Ended December 31,
	2012	2011
Valuation allowance as of beginning of year	$(13,291,748)	$(9,499,342)
Decreases recorded as benefit to income tax provision	2,717,147	1,145,457
Increases recorded to income tax provision	(5,974,398)	(4,937,863)

Valuation allowance as of end of year	$(16,548,999)	$(13,291,748)

In each reporting period, the Company considers whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. No liabilities for unrecognized tax benefits were recorded as of December 31, 2012 and 2011 or as of September 30, 2013 (unaudited).

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from 2009 to the present. Earlier years may be examined to the extent that tax credit or net operating loss carryforwards are used in future periods. The resolution of tax matters is not expected to have a material effect on the Company’s consolidated financial statements.

15.	Related Party Transactions

The Company entered into a consulting agreement, which was terminated in 2011, for business management activities with an entity affiliated with several of the Company’s stockholders. Consulting fees recorded as expense and paid in the year ended December 31, 2011 were $158,057. Consulting fees recorded as expense and paid from the date of inception (November 5, 2007) through December 31, 2012 and September 30, 2013 (unaudited) were $2,359,849. No amounts were payable to this entity as of or subsequent to December 31, 2011.

The Company has retained as external legal counsel one firm that is a stockholder of the Company and another firm whose partner is a stockholder of the Company. Legal fees of these firms incurred by the Company for the years ended December 31, 2012 and 2011 and for the nine months ended September 30, 2013 and 2012 (unaudited) were $314,256, $50,142, $1,315,364 and $107,635, respectively, and from the date of inception (November 5, 2007) through December 31, 2012 and September 30, 2013 (unaudited) were $1,406,279 and $2,721,643, respectfully. Legal fees of these firms paid by the Company during the years ended December 31, 2012 and 2011 and during the nine months ended September 30, 2013 and 2012 (unaudited) were $179,163, $43,082, $310,792 and $76,515, respectively. Amounts payable to these firms as of December 31, 2012 and 2011 and September 30, 2013 (unaudited) were $140,619, $8,586 and $1,190,842, respectively.

During 2008 and 2007, the Company received proceeds of $2,600,000 and $500,000, respectively, by issuing convertible promissory notes to a stockholder of the Company. Per the terms of the convertible promissory notes, the loans accrued interest at a rate of 8.0% per annum. The outstanding balance, including accrued interest, was paid in full in 2009.

In 2009, the Company entered into a bridge loan agreement with a stockholder of the Company in the amount of $1,000,000 (the “2009 Bridge Loan”). Per the terms of the 2009 Bridge Loan, the loan accrued interest based on the prime rate. The interest in the note was noncompounding and computed on the basis of a year of 365 days for the actual number of days elapsed. The outstanding balance, including accrued interest, was paid in full in 2009.

16.	Subsequent Events

For its consolidated financial statements as of December 31, 2012 and for the year then ended, the Company evaluated subsequent events through August 2, 2013, the date on which those financial statements were originally issued, and through January 28, 2014, the date on which those financial statements were reissued.

Reverse Stock Split

On January 27, 2014, the Company effected a 1-for-8.13 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of Convertible Preferred Stock (Note 9). Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

Flexion Therapeutics, Inc.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

17.	Subsequent Events (unaudited)

For its interim financial statements as of September 30, 2013 and for the nine months then ended, the Company evaluated subsequent events through January 8, 2014, the date on which those financial statements were originally issued, and through January 28, 2014, the date on which those financial statements were reissued.

Employee Stock Purchase Plan

On January 27, 2014, the Company’s stockholders approved the Employee Stock Purchase Plan. A total of 209,102 shares of common stock were reserved for issuance under this plan. The Employee Stock Purchase Plan will become effective upon the date of execution of the underwriting agreement pursuant to which the Company’s common stock is priced for its initial public offering.

2013 Equity Incentive Plan

On January 27, 2014, the Company’s stockholders approved the 2013 Equity Incentive Plan (the “2013 Plan”), which will become effective upon the date of execution of the underwriting agreement pursuant to which the Company’s common stock is priced for its initial public offering. The 2013 Plan provides for the grant of incentive stock options (“ISOs”), non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation. Initially, the aggregate number of shares of the Company’s common stock that may be issued pursuant to stock awards under the 2013 Plan after the 2013 Plan becomes effective is the sum of (i) 1,230,012 shares, plus (ii) the number of shares remaining available for grant under the 2009 Plan, plus (iii) any shares subject to outstanding stock options or other stock awards that would have otherwise returned to the 2009 Plan (such as upon the expiration or termination of a stock award prior to vesting). Additionally, the number of shares of common stock reserved for issuance under the 2013 Plan will automatically increase on January 1 of each year, beginning on January 1, 2015 (assuming the 2013 Plan becomes effective in 2014), and continuing through and including January 1, 2023, by 4% of the total number of shares of the Company’s capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under the 2013 Plan is 4,684,989 shares.

Conversion, Amendment and Waiver Agreement

On January 27, 2014, the Company and the holders of a majority of the Company’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock entered into a Conversion, Amendment and Waiver Agreement. This agreement provides for (i) the automatic conversion of all outstanding shares of the Company’s Convertible Preferred Stock into shares of common stock effective immediately prior to the closing of an initial public offering by the Company, provided that the price per share of the common stock sold to the public in the initial public offering is approved by the board of directors, and (ii) the amendment of the milestone date associated with the Company’s contingently issuable common stock warrants from February 15, 2014 to February 21, 2014 (Note 9).

Flexion Therapeutics, Inc.

5,000,000 Shares

Common Stock

Prospectus

February 11, 2014

Through and including March 8, 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

BMO Capital Markets	•	Wells Fargo Securities

Needham & Company	•	Janney Montgomery Scott